As Filed with the Securities and Exchange Commission on November 14, 2000
                                                      Registration No. 333-45654



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                    PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          Key Production Company, Inc.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    1311                                84-1089744
     (State or other jurisdiction of            (Primary Standard Industrial                 (I.R.S. Employer
        incorporation or organization)           Classification Code Number)               Identification Number)



                       707 Seventeenth Street, Suite 3300
                             Denver, Colorado 80202
                                 (303) 295-3995
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                               Monroe W. Robertson
                      President and Chief Operating Officer
                          Key Production Company, Inc.
                       707 Seventeenth Street, Suite 3300

                             Denver, Colorado 80202
                                 (303) 295-3995
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:


Nick Nimmo                                          James F. Wood
Holme Roberts & Owen LLP                            Sherman & Howard L.L.C.
1700 Lincoln Street, Suite 4100                     633 17th Street, Suite 3000
Denver, Colorado 80203                              Denver, Colorado 80202
(303) 866-0216                                      (303) 297-2900

                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE AND AT THE EFFECTIVE TIME OF THE MERGER AS DESCRIBED IN THE AGREEMENT AND PLAN OF MERGER DATED AS OF AUGUST 28, 2000.
                            ------------------------

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                            ------------------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

Subject to completion, dated ________, 2000. The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                     [LOGO]
                              Columbus Energy Corp.

                                                               November __, 2000


                   Proposed Merger-Your Vote Is Very Important

Dear Shareholder:


         On August 28, 2000, Key Production Company, Inc. and Columbus Energy Corp. agreed to merge. Upon completion of the merger, Columbus shareholders will receive 0.355 shares of Key's common stock for each share of Columbus common stock they own. Up to 1,545,469 Key shares may be issued in the merger to Columbus shareholders, including Key shares reserved for issuance pursuant to Columbus employee options. Key stockholders will continue to own their existing shares of Key common stock after the merger. Key's common stock is traded on the New York Stock Exchange under the symbol "KP."


         The merger will be tax-free to Columbus shareholders for U.S. federal income tax purposes except for taxes due on cash received by Columbus shareholders for fractional shares.


         The merger requires the approval of Columbus' shareholders. Columbus has scheduled a special meeting of its shareholders on December __, 2000 to vote on the merger. Regardless of the number of shares you own or whether you plan to attend the meeting, it is important that your shares be represented and voted. Voting instructions are inside.


         This document provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully.

Columbus Energy Corp.

/s/ Harry A. Trueblood, Jr.
Chairman of the Board, President and
Chief Executive Officer

For a discussion of certain risk factors that you should consider in evaluating the merger, see "Risk Factors" beginning on page 9.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

         This proxy statement/prospectus is dated November __, 2000 and was first mailed to Columbus shareholders on or about November __, 2000.

                              Columbus Energy Corp.
                                1660 Lincoln St.
                                   Suite 2400
                                Denver, CO 80264

                               -------------------

                    Notice of Special Meeting of Shareholders

                         To Be Held on December __, 2000
                              --------------------

To the Shareholders of
Columbus Energy Corp.:


         A special meeting of shareholders of Columbus Energy Corp. will be held on December __ , 2000, at 9:00 a.m., local time, at the Wells Fargo Bank Building Forum Room, Main Floor, 1740 Broadway, Denver, Colorado, for the following purposes:


         1. To consider and vote upon a proposal to approve the merger agreement between Key Production Company, Inc. and Columbus and the merger; and

         2. To transact other business as may properly be presented at the special meeting or any adjournments of the meeting.

         Columbus will not complete the merger unless its shareholders approve the merger agreement and the merger.


         Only shareholders of record at the close of business on November __, 2000, are entitled to notice of and to vote at the meeting and any adjournments of the meeting. A list of shareholders entitled to vote at the meeting will be available for inspection during normal business hours for the ten days before the meeting at the offices of Columbus and at the time and place of the meeting.


                                    Important

         Please complete, date, sign and promptly return your proxy card so that your shares may be voted in accordance with your wishes and so that the presence of a quorum may be assured. Giving a proxy does not affect your right to vote in person if you attend the meeting. You may revoke your proxy at any time before it is exercised at the meeting.

By Order of the Board of Directors,

/s/ Michael M. Logan
Corporate Secretary


Denver, Colorado
November __, 2000

                             Your vote is important!
                          Please read the accompanying
                           proxy statement/prospectus


                                Table of Contents
                                                                                                          Page
Summary......................................................................................................2
Risk Factors.................................................................................................9
Key After the Merger........................................................................................10
Comparative Per Share Data..................................................................................10
Comparative Market Price Data...............................................................................11
Unaudited Pro Forma Combined Financial Information..........................................................12
The Columbus Shareholder Meeting and Proxy Solicitation.....................................................19
The Merger..................................................................................................22
The Merger Agreement........................................................................................41
Information Regarding Directors, Executive Officers and Five Percent Shareholders...........................49
Interests of Certain Executive Officers and Directors in the Merger.........................................50
Material United States Federal Income Tax Considerations....................................................51
Comparison of Shareholder Rights............................................................................53
Legal Matters...............................................................................................56
Experts.....................................................................................................56
Future Shareholder Proposals................................................................................57
Where You Can Find More Information.........................................................................57
Cautionary Statement Concerning Forward-Looking Statements..................................................59
Commonly Used Oil and Gas Terms.............................................................................59
Annex A-- Agreement and Plan of Merger*....................................................................A-1
Annex B--  Arthur Andersen Global Energy Finance Group Fairness Opinion to the
           Board of Directors of Columbus..................................................................B-1
Annex C--Columbus Annual Report on Form 10-K for Year ended November 30, 1999..............................C-1
Annex D--Columbus Quarterly Report on Form 10-Q for Quarter ended August 31, 2000..........................D-1



                     --------------------------------------
* All references in Annex A to Arthur Andersen LLP should be read as Arthur Andersen Global Energy Corporate Finance Group (AA Corporate Finance)

           This document incorporates important business and financial information about Key and Columbus that is not included or delivered with this document. The information incorporated by reference is available without charge to shareholders upon written or oral request to:


Columbus Energy Corp.                             Key Production Company, Inc.
1660 Lincoln St.                                  707 Seventeenth Street
Suite 2400                                        Suite 3300
Denver, Colorado  80264                           Denver, Colorado  80202-3404
Attention: Michael M. Logan                       Attention: Paul Korus
Corporate Secretary                               Tel: (303) 295-3995
Tel: (303) 861-5252



           If you would like to request documents from us, please do so by December ___, 2000, in order to receive them before the meeting.

                                     Summary


           This summary highlights selected information from this document. It may not contain all of the information that is important to you. To better understand the merger and related transactions and for a more detailed description of the legal terms, you should carefully read this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page 52. In this proxy statement/prospectus, we sometimes refer to Key after the merger with Columbus as "the combined company." References to "we," "us" and "our" are to the combined company. The term "Key" generally means Key Production Company, Inc., a Delaware corporation, its consolidated subsidiaries and its predecessor entities. The term "Columbus" generally means Columbus Energy Corp., a Colorado corporation, its consolidated subsidiaries and its predecessor entities.


                                  The Companies

Key Production Company, Inc.
707 Seventeenth Street
Suite 3300
Denver, Colorado  80202
Tel: (303) 295-3995

Key Production Company, Inc. is an independent energy company engaged in the exploration, development, acquisition and production of oil and gas in the continental United States. Its operations are currently focused in western Oklahoma, north Texas, the Mississippi Salt Basin, south Louisiana , northern California, and Wyoming . Key's common stock is traded on the New York Stock Exchange under the symbol "KP."

Columbus Energy Corp.
1660 Lincoln St.
Suite 2400
Denver, Colorado  80264
Tel: (303) 861-5252

Columbus engages in the production and sale of crude oil, condensate and natural gas, as well as the acquisition and development of leaseholds and other interests in oil and gas properties, and also acts as manager and operator of oil and gas properties for itself and others. It also engages in the business of compression, transmission and marketing of natural gas. It has operations in Texas, North Dakota, Louisiana, Oklahoma and Montana. Columbus' common stock is traded on the American Stock Exchange under the symbol "EGY."

                                   The Merger


Key and Columbus are proposing to merge the two companies. Columbus will become a wholly owned subsidiary of Key. Key will remain the publicly traded company.



What Columbus shareholders will receive in the merger (see page 38)

Columbus shareholders will receive 0.355 shares of Key common stock for each share of Columbus common stock that they own. Columbus shareholders will not receive fractional shares. Instead, they will receive cash equal to the market value of any fractional shares. Current Columbus shareholders will own approximately 10% of the common stock of the combined company.

Votes required (see page 20)

The affirmative vote of the holders of a majority of the outstanding shares of Columbus common stock is required for approval of the merger agreement at the Columbus meeting. Abstentions and broker non-votes will have the same effect as voting against the merger.

Harry A. Trueblood, Jr., Columbus' President and Chief Executive Officer, has agreed to vote approximately 18% of the outstanding Columbus common stock for the merger. Consequently, at least 18% of the outstanding Columbus common stock will be voted for the merger. An additional approximately 8% of Columbus' outstanding shares are held by a trust of which Mr. Trueblood is the trustee and Columbus' other directors and executive officers, all of whom are expected to vote their shares for approval of the merger. No Columbus stock is owned by Key.

Voting Procedures (see page 21)

To vote, please mark, sign, date and return your proxy card or voting instruction card in the enclosed envelope as soon as possible. Your shares will then be voted at the special meeting in accordance with your instructions. You may change your vote by giving written notice of your revocation to Columbus' secretary, delivering a later-dated, signed proxy card to Columbus' secretary at or before the Columbus shareholder meeting, or attending the meeting and voting in person.

Directors and senior management of the combined company following the merger (see page 45)

The board of directors and officers of the combined company will consist of the current directors and officers of Key. The combined company may determine to offer employment to Columbus employees.

Columbus' recommendations to its shareholders

Columbus' board of directors has unanimously approved the merger and believes that the merger agreement and the merger are in the best interests of Columbus and its shareholders. Accordingly, it recommends that Columbus shareholders vote FOR the approval of the merger agreement and the merger. The board recommends approval of the merger even though the consideration offered by Key represented a discount to the market price of Columbus' common stock on the date the board approved the merger agreement.

Fairness opinion of Columbus' financial advisor (see pages 30 through 38)

In deciding to approve the merger, the board of directors of Columbus considered the fairness opinion of AA Corporate Finance, its financial advisor, to the effect that, as of the date of its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the shareholders of Columbus.

This opinion is attached as Annex B to this proxy statement/prospectus. We encourage you to read this opinion carefully, as well as the description of the analyses and assumptions on which the opinion was based found on pages 30 through 38.

Interests of officers and directors in the merger that differ from your interests (see pages 46 through 47)

Some of the officers and directors of Columbus have stock options and other benefit plans that may provide them with interests in the merger that are different from yours. The Columbus board was aware of these interests and considered them in approving the merger.

                              The Merger Agreement


         The merger agreement is attached as Annex A to this document.




It contains representations, warranties and covenants by the parties, conditions to each party's obligations and provisions relating to termination of the agreement and termination fees that can become due. These provisions are discussed under the caption "The Merger Agreement" beginning on page 38. In addition to that discussion, we encourage you to read the entire merger agreement because it is the legal document that governs the merger.

Conditions to the merger (see
page 40)

In order to complete the merger, a number of conditions must be satisfied, including the following:

       o  the approval by the Columbus shareholders;

       o the approval for listing on the New York Stock Exchange of the Key shares to be issued in the merger; and

       o there must not be a material adverse change in either party's business or financial condition.

The board of directors of either Key or Columbus may choose to complete the merger even though a condition to that company's obligation has not been satisfied if the Columbus shareholders have approved the merger and the law allows the board to do so.

Termination fees and expenses (see pages 43 through 44)

Fees of up to $1,000,000 could become due by either party on termination of the merger agreement under the circumstances described under the caption "The Merger Agreement" beginning on page 43.

No solicitation

Columbus has generally agreed not to initiate, solicit or encourage any discussions with another party regarding a business combination while the merger is pending unless Columbus receives an unsolicited proposal that is materially more favorable than the terms of the merger with Key.


                                Other Information


Accounting treatment

We expect that the merger will be accounted for as a purchase of Columbus by Key.

Comparative per share market price
information (see page 11)

On August 28, 2000, the last full trading day prior to the public announcement of the proposed merger, Key common stock closed at $17.8125 per share and Columbus common stock closed at $6.625 per share. On October 31, 2000, the last reported sales price for Key common stock on the New York Stock Exchange was $22.00. The last reported sales price of Columbus common stock on the American Stock Exchange on October 30, 2000 was $7.25.

Material federal income tax
considerations (see pages   47
through 48)

Legal counsel to Columbus has delivered an opinion that Columbus shareholders (other than foreign shareholders) will not recognize any gain or loss for federal income tax purposes as a result of the merger, except for taxes payable by Columbus shareholders as a result of receiving cash instead of fractional shares. You should review pages 47 through 48 for a more complete discussion of the tax consequences of the merger.

Tax matters are complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should ask your tax advisor in order to fully understand the particular tax consequences of the merger to you.



No dissenter's rights

You will have no right to seek an appraisal of the value of your shares in connection with the merger.



                         Recent developments - Columbus


In August 2000, in connection with the merger and as part of its third quarter review, Columbus updated estimates of its proved oil and gas reserves at June 30, 2000. Estimates by independent engineers show that proved reserves totaled
21.1 Bcfe, down from 26.1 Bcfe at the end of the company's previous fiscal year (November 30, 1999). During the first seven months of fiscal year 2000, Columbus produced 2.3 Bcfe and downward reserve adjustments totaled 3.5 Bcfe, which were partially offset by a 0.8 Bcfe increase due to higher prices. These reserve adjustments were due to Columbus receiving information that other operators had determined not to develop certain locations, recent drilling activity and performance of wells, as well as an evaluation of certain technical data. The June 30, 2000 proved reserves consisted of 14.2 Bcf of gas and 1.16 million barrels of crude and condensate.

       Specifically, proved producing reserves decreased 1.4 Bcfe which was due to a well's lower performance in Bee County, Texas during the seven-month period and initial lower production beginning in late July 2000 from another well (previously classified as proved developed non-producing) in that area. Proved developed producing reserves increased in the Laredo, Texas area with the nonconsent interest assigned to Columbus in the Hachar #36 well but this increase was offset by reserve reductions based on performance of wells in the Sralla Road field of Texas.

       Proved developed non-producing reserves decreased 1.0 Bcfe with .5 Bcfe attributable to the Morrow #23-1H revision after an operator's determination not to recomplete the well. Also, reserves in a zone in a South Laredo well were dropped after that zone was perforated and no production was seen. The decrease in proved undeveloped reserves of 1.1 Bcfe was entirely the result of deleting a location in the B.R. Cox field in South Texas after no response was received from the new operator of the field to proceed to drill.

       Changes in the demand for oil and gas, price changes and other factors make such reserve estimates inherently imprecise and subject to revision.

       As an outgrowth of the revised technical valuation and a downward revision of 76,000 BOE of Columbus' proved reserves associated with its Morrow #23-1H well in Louisiana, Columbus recognized a non-cash impairment expense of $500,000 in its fiscal third quarter ending August 31, 2000.

       As of October 31, 2000, Columbus had reduced its long-term debt to $3.0 million from $4.4 million at August 31, 2000.

         Columbus' net revenue interest in the Hachar #36 well was reduced from 53.7% to 3.8% after payout in August 2000. This well commenced production on May 10, 2000 at the rate of 5 MMcf of gas and 100 barrels of condensate per day. Therefore net revenue after operating costs and production taxes from this well was in the range of $300,000 to $360,000 per month during Columbus' third-quarter 2000 and dropped to less than $25,000 in September. A portion of this decrease has been replaced by Columbus' 69% net revenue interest in the Long #5 well, a recent completion, that generated approximately $130,000 of net revenue per month during September 2000.

       For definitions of oil and gas terms used in this document, see "Commonly Used Oil and Gas Terms" on page 54.

      Summary Unaudited Pro Forma Combined Financial and Other Information


       The following unaudited pro forma condensed combined financial information combines the historical balance sheets and statements of income of Key and Columbus giving effect to the merger using the purchase method of accounting for business combinations. This information has been prepared to assist you in your analysis of the financial effects of the merger and should be read in conjunction with the unaudited pro forma combined financial information contained on pages 12 through 19 in this document. You should also consider the summary selected financial data for Key and Columbus that follows the unaudited pro forma condensed combined financial information and the financial statements and related notes that Key and Columbus have filed with the SEC that are incorporated by reference.


       There are several other factors that affect comparisons of the historical financial information of Key and Columbus to the unaudited pro forma combined financial information, including the following:


        o The unaudited pro forma combined balance sheet data gives effect to the merger as if it had occurred on June 30, 2000. The unaudited pro forma combined income statement data for fiscal 1999 and the first six months of 2000 gives effect to the merger as if it occurred on January 1, 1999



        o Columbus's fiscal year ends on November 30. Key's fiscal year ends on December 31. The combined company will also utilize December 31 as its fiscal year end. No attempt has been made to adjust Columbus' year-end or interim financial information to conform to the combined company's fiscal year. The following pro forma June 30, 2000 summary balance sheet data was derived from Columbus' May 31, 2000 balance sheet and Key's June 30, 2000 balance sheet using the adjustments and assumptions described in the notes to the unaudited pro forma combined financial information. Similarly, the summary pro forma combined income statement data combines the latest dissimilar twelve-month and six-month periods reported by Columbus and Key, using Key's fiscal year end of December 31 and Columbus' fiscal year end of November 30.

        o The historical financial results of Columbus were prepared using the successful efforts method of accounting for oil and gas activities. Key utilizes the full cost method. The summary pro forma combined financial information was prepared using the full cost method of accounting for oil and gas activities.

        o Certain items of revenue and expense reported by Columbus in its historical financial statements have been reclassified to conform with Key's method of reporting.

        o Expected annual cost savings from combining the operations of Key and Columbus and the anticipated costs associated with the merger have not been reflected as adjustments to the historical data because they are prospective. However, merger-related expenses already recorded by Columbus in its historical financial statements have not been eliminated.


         The unaudited pro forma information is for illustrative purposes only. If the merger had occurred in the past, the combined company's financial position and operating results might have been different from that presented in the summary unaudited pro forma financial information. You should not rely on the unaudited pro forma information as an indication of the financial position or operating results that the combined company would have achieved if the merger had occurred in the past, nor should you rely on the unaudited pro forma information as an indication of future results that the combined company will achieve after the merger.


                Summary Unaudited Pro Forma Financial Information


                                                                            Six months  Ended             For the year ended,
                                                                              June 30, 2000               December 31, 1999
                                                                            -----------------             --------------------
                                                                                          (In thousands, except as
                                                                                                   indicated)
Income Statement Data:
   Revenues                                                                       $      47,148                      $66,272
   Net income                                                                     $       9,502                      $ 6,035
   Basic earnings per share                                                       $        0.73                      $  0.47
   Diluted earnings per share                                                     $        0.70                      $  0.45

Production and Average Sales Prices:
   Production:
        Oil (MBbls)                                                                         828                        1,484
        Gas (MMcf)                                                                        8,219                       17,271
   Average prices:
        Oil (per barrel)                                                           $      26.84                      $ 17.47
        Gas (per Mcf)                                                              $       2.90                      $  2.21
Balance Sheet Data:
   Total assets                                                                    $    226,829
   Long-term debt                                                                  $     59,200
   Stockholders' equity                                                            $    111,436
   Shares outstanding                                                                    13,607
   Book value per share                                                            $       8.19
Proved Reserves:

   Oil (MBbls)                                                                            9.922
   Gas (MMcf)                                                                            90,390
   Total Equivalent (Bcfe)                                                                149.9


                       Key Selected Summary Financial Data

                                      Six Months Ended
                                          June 30,                               Year Ended December 31,
                                 -------------------------- -----------------------------------------------------------------
                                    2000         1999         1999         1998          1997         1996         1995
                                 ------------  ------------ ------------ ------------  ------------ ------------ ------------

                                                                (In thousands, except per share data)
Operating Results:
        Revenues.................  $ 41,077     $ 21,889         $ 56,258     $ 37,783      $ 42,151      $37,886      $19,297
 Net        income...............     9,457        1,341            6,804        4,595         9,696        7,980        3,054
 Basic earnings per share........      0.81         0.12             0.59         0.40          0.84         0.73         0.34
 Diluted earnings per share......      0.77         0.11             0.56         0.38          0.80         0.69         0.32
 Cash dividends per share........        --           --               --           --            --           --           --

Balance Sheet Data:

 Total assets....................  $186,532     $168,433         $176,857     $166,295      $130,647      $ 95,940     $59,199
 Long-term debt..................    54,000       65,000           60,000       60,000        35,000        22,500      14,600
 Stockholders' equity............    86,606       71,098           76,873       69,681        64,911        55,269      35,699
 Book value per share............      7.06         6.17             6.63         6.05          5.65          4.83        4.03


                    Columbus Selected Summary Financial Data

                                      Six Months Ended
                                          May 31,                                Year Ended November 30,
                                 -------------------------- -----------------------------------------------------------------
                                    2000           1999         1999         1998          1997         1996         1995

                                 ------------  ------------ ------------ ------------  ------------ ------------ ------------

                                                                             (In thousands, except per share data)
Operating Results:
 Revenues........................ $  6,833      $ 5,023         $11,500     $12,094       $15,156      $11,815      $ 9,400


 Net income......................       26         (207)         (1,215)      (1,235)         2,167        2,098     (1,495)
 Basic earnings per
  share............................   0.01         (0.05)         (0.31)       (0.29)          0.50         0.50      (0.35)

 Diluted earnings per
  share............................   0.01         (0.05)         (0.31)       (0.29)          0.49         0.49      (0.35)
 Cash dividends per share........       --            --             --           --            --           --          --

Balance Sheet Data:

 Total assets.................... $21,289       $22,055         $22,530     $23,949       $26,135      $21,625      $18,321



 Long-term debt..................   5,200         5,500         5,500         4,900         2,200        2,200        1,600
 Stockholders' equity............  12,504        13,869        12,798        15,264        17,958       16,225       13,186
 Book value per share............    3.34          3.59          3.37          3.77          4.62         5.14         4.30


                                  Risk Factors


         In deciding whether to approve the merger, you should consider the following risks related to the merger . You should carefully consider these risks along with the other information contained in this document and the documents to which we have referred you.


We may not be able to successfully integrate the operations of Key and Columbus and may not realize expected cost savings.


         We may encounter difficulties in integrating the previously separate organizations, accounting systems and operations of Key and Columbus. The management of the combined company will have to devote substantial attention and resources to the integration of the two companies. The diversion of management's attention and any difficulties it encounters in the transition and integration processes could have an adverse effect on the revenues, levels of expenses and operating results of the combined company. The combined company may also experience operational interruptions or the loss of key employees. As a result, we may not realize any of the anticipated benefits of the merger.

There will be no adjustment in the number of shares of Key common stock you will receive if the trading price of the Key common stock goes down prior to the closing date.

         Because the exchange ratio is fixed, the market value of the Key common stock issued to Columbus shareholders will depend upon the market price of Key's common stock when the merger is completed. The trading price of Key common stock may decline prior to the closing date. No adjustment will be made to the number of shares of Key common stock to be received by you in the event of any increase or decrease in the market price of Columbus common stock or Key common stock. For historical and current market prices of Key and Columbus common stock, see "Comparative Market Price Data" on page 11.


Because of this, at the time of the special meeting, you will not know the exact market value of the shares of Key common stock that you will receive when the merger is completed.

If Columbus' field operations personnel quit after the merger, Key may experience operational delays.

         Columbus' oil and gas properties are primarily located in areas in which Key is not currently active. Even though Key has offered employment to all of Columbus' field operations personnel, these employees may choose not to continue to remain employed by us. If we are unable to replace these individuals, we may experience operational delays that may impact future financial performance.

                              Key After the Merger

         Increased financial strength. Our pro forma combined ratio of debt to total book capitalization after the merger reflects an improvement to 35% from 38% on June 30, 2000. As a result, we believe the combined company will have more efficient access to capital, at a lower cost, than either Key or Columbus has individually. In addition, our unused borrowing capacity is expected to increase by 16%. We should also have an enhanced ability, as compared with either company on a stand-alone basis, to pursue more acquisitions or other business development opportunities.

         Larger, more diversified asset base. Key and Columbus combined have pro forma aggregate proved reserves of approximately 150 billion cubic feet equivalent, a 12% increase over what Key had on a stand-alone basis at the end of 1999. In addition to our existing operations in the Mid-continent region, Gulf Coast, Rocky Mountains and northern California, we will have operations in South Texas and the Williston Basin of Montana/North Dakota.


         Expanded Cash Flow. In fiscal 1999, Key's net cash from operations was $35.5 million and Columbus' was $3.3 million, or a pro forma combined amount of $38.8 million, without adjustment for expected cost savings. A larger base of cash flow should enhance the combined company's ability to compete for and fund new growth opportunities, including acquisitions or exploration projects.

                           Comparative Per Share Data

         The following table presents historical per share data for Key and Columbus individually and pro forma per share data after giving effect to the merger. The combined company pro forma per share data was derived by combining information from the historical consolidated financial statements of Key and Columbus using the purchase method of accounting for the merger. Columbus' fiscal 1999 year ended November 30, 1999 and its first six months of fiscal 2000 ended May 31, 2000. Key's fiscal 1999 year ended December 31, 1999 and its first six months of fiscal 2000 ended June 30, 2000. You should read this table in conjunction with the pro forma financial statements included in this proxy statement/prospectus and the historical consolidated financial statements of Key and Columbus that are filed with the SEC. See "Where You Can Find More Information" on page 52. You should not rely on the pro forma per share data as being necessarily indicative of actual results had the merger occurred in the past, or of future results.


                                                                                              Columbus
                                                                                --------------------------------------
                                                              Combined
                                                  Key       Company Pro                              Equivalent Pro
                                            Historical        Forma(1)              Historical(2)         Forma(3)
                                        ------------------- ------------------  ------------------ -------------------

Net earnings (loss) per share--basic:       $ 0.81          $      0.73             $ 0.01             $ 0.26

   First six months of fiscal 2000
   Fiscal year 1999                           0.59                 0.47              (0.31)              0.17

Net earnings (loss) per share--diluted:

   First six months of fiscal 2000            0.77                 0.70               0.01               0.25
   Fiscal year 1999                           0.56                 0.45              (0.31)              0.16

Book value per share:

   End of six months of fiscal 2000           7.06                 8.19               3.34               2.91

_______________


(1) The combined company's pro forma data includes the effect of the merger on the basis described in the notes to the unaudited pro forma combined financial statements included elsewhere in this document.
(2) These are historical amounts reported by Columbus without any adjustments to conform its successful efforts method and other accounting policies to the full cost method and other accounting policies of Key.
(3) Columbus' equivalent pro forma amounts have been calculated by multiplying the combined company's pro forma net earnings and book value per share amounts by the exchange ratio of 0.355 shares of Key common stock for each share of Columbus common stock, so that the Columbus equivalent pro forma per share amounts are comparable to the respective values presented with respect to one share of Columbus common stock.

                          Comparative Market Price Data

         The following table sets forth the high and low sales prices of Key common stock, on the New York Stock Exchange, and of the Columbus common stock, on the American Stock Exchange, for the periods indicated. The sales prices are as reported in published financial sources.

                                                                      Key                              Columbus
                                                       ----------------------------------  ----------------------------------
                                                            High               Low              High               Low
                                                       ----------------  ----------------  ----------------  ----------------
1998:
 Quarter Ended March 31, 1998.........................     11.625             9.937             8.182(1)          7.125(1)
 Quarter Ended June 30, 1998..........................     12.625            10.000             7.625             7.000
 Quarter Ended September 30, 1998.....................     12.250             5.875             7.500             6.250
 Quarter Ended December 31, 1998......................      9.500             5.000             6.688             6.375

1999:
 Quarter Ended March 31, 1999.........................      7.750             5.250             6.750             5.500
 Quarter Ended June 30, 1999..........................     10.063             7.125             6.250             5.500
 Quarter Ended September 30, 1999.....................     11.000             9.063             6.000             5.250
 Quarter Ended December 31, 1999......................      9.688             6.750             5.750             5.375

2000:
 Quarter Ended March 31, 2000.........................     13.938             6.938             6.000             5.500
 Quarter Ended June 30, 2000..........................     20.938            11.625             7.250             5.500
 Quarter Ending September 30, 2000....................     25.000            13.250             8.250             5.750
 Quarter Ending December 31, 2000 through
    October 31, 2000..................................     24.938            20.500             8.500             7.250

---------------

(1) Price per share amounts have been adjusted for the 10% stock dividend distribution to shareholders of record on February 23, 1998.

         On August 28, 2000, the last full trading day prior to the joint public announcement by Key and Columbus of the proposed merger, the last reported sales price on the New York Stock Exchange of shares of Key common stock was $17.8125. The last reported sales price of Columbus common stock on the American Stock Exchange on the same day was $6.625. On October 31, 2000, the last reported sales price for Key common stock on the New York Stock Exchange was $22.00. The last reported sales price of Columbus common stock on the American Stock Exchange on October 30, 2000 was $7.25. Columbus common stock did not trade on the American Stock Exchange on October 31, 2000. Columbus shareholders are urged to obtain current quotations before deciding how to vote.

         Key has not paid dividends on its common stock in a number of years and has no intention to do so in the near future. In addition, Key is restricted from doing so by its credit agreement.

               Unaudited Pro Forma Combined Financial Information

         The following unaudited pro forma financial information has been prepared to assist you in your analysis of the financial effects of the merger. We derived this information from Key's audited financial statements for the year ended December 31, 1999 and unaudited financial statements for the six months ended June 30, 2000 and from Columbus' audited financial statements for the fiscal year ended November 30, 1999 and unaudited financial statements for the six months ended May 31, 2000. The information is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in the annual reports and other information that Key and Columbus have filed with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 52.

         You should consider several factors when comparing the historical financial information of Key and Columbus to the unaudited pro forma financial information, including the following:

        o The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on June 30, 2000. The unaudited pro forma combined statements of income for fiscal 1999 and the first six months of 2000 give effect to the merger as if it occurred on January 1, 1999.

        o Columbus' fiscal year ends on November 30. Key's fiscal year ends on December 31. The combined company will also utilize December 31 as its fiscal year end. No attempt has been made to roll forward Columbus' year-end or interim financial information to conform to the combined company's fiscal year. The following unaudited pro forma condensed combined balance sheet as of June 30, 2000 was derived from Columbus' May 31, 2000 balance sheet and Key's June 30, 2000 balance sheet using the adjustments and assumptions described in the notes to the unaudited pro forma combined financial information. Similarly, the unaudited pro forma combined statements of income combine the latest dissimilar twelve-month and six-month periods presented for Columbus and Key, as adjusted, as if Columbus utilized a fiscal year end of December 31. Columbus prepared its historical financial results using the successful efforts method of accounting for oil and gas activities. Key utilizes the full cost method. The combined company will also utilize full cost.

        o Certain revenue and expense items reported by Columbus on its historical statements of income and balance sheet have been reclassified to conform to the method of presentation utilized by Key.

        o Expected annual cost savings of $2 million have not been reflected as an adjustment to the historical data. The cost savings are expected to result from the consolidation of the corporate headquarters of Key and Columbus, the elimination of duplicate staff and expenses and a reduction in the use of outside services currently utilized by Columbus. Some of the cost savings will relate to items that, under the full cost method of accounting, would have been capitalized rather than expensed in the combined financial statements. Therefore, not all of the expected savings will result in reductions to expenses as reported in the accompanying unaudited pro forma combined statement of income.

        o Columbus has accrued $119,000 as of May 31, 2000 for advisory and legal fees associated with its merger/sale activities in its historical financial results. These costs have not been eliminated in the pro forma adjustments.

         The unaudited pro forma information is for illustrative purposes only. If the merger had occurred in the past, the combined company's financial position and operating results might have been different from that presented in the unaudited pro forma condensed combined financial statements. In addition, the purchase price allocation is preliminary and will be finalized following closing of the merger. The final purchase price allocation will be determined shortly after closing based on actual fair value of current assets, current liabilities and long-term debt at that time, as well as the number of shares of

Columbus stock and stock options outstanding at closing. We do not expect the final allocation to differ materially from the preliminary allocation shown below. You should not rely on the unaudited pro forma information as an indication of the financial position or operating results that the combined company would have achieved if the merger had occurred in the past. You also should not rely on the unaudited pro forma information as an indication of future results that the company will achieve after the merger.


                   Unaudited Pro Forma Condensed Balance Sheet
                                  June 30, 2000
                                 (In Thousands)
                                                                                        Pro Forma
          ASSETS                                       Key            Columbus         Adjustments               Combined

Current Assets:
Cash and cash
  equivalents......................................  $    4,102       $  1,892          $                        $    5,994

         Receivables.............................        15,839          2,734                                       18,573
         Prepaid expenses and other..............         1,327            302               (110)(b)                 1,519
                                                  ---------------  ----------------                           ----------------
                                                         21,268          4,928                                       26,086
                                                  ---------------  ----------------                           ----------------
                                                             --          1,025             (1,025)(b)                    --

Deferred income taxes............................

Oil and gas properties, net......................       163,561         14,827             20,143(a)                198,531

Other assets, net................................         1,703            509                                        2,212
                                                  ---------------  ----------------                           ----------------
                                                     $  186,532       $ 21,289                                   $  226,829
                                                  ===============  ================                           ================
LIABILITIES AND STOCKHOLDERS'
         EQUITY
Current Liabilities:
         Accounts payable........................    $   12,561         $  2,069                                   $ 14,630
         Accrued expenses and other..............         5,598            1,516                                      7,114
                                                  ---------------  ----------------                           ----------------
                                                         18,159            3,585                                     21,744
                                                  ---------------  ----------------                           ----------------
                                                         54,000            5,200                                     59,200
Long-term debt...................................

Deferred Credits and Other Non-Current
         Liabilities:

         Deferred income taxes...................        26,809               --            6,682(a)                 33,491
         Other...................................           958               --                                        958
                                                  ---------------  ----------------                           ----------------
                                                         27,767               --                                     34,449
                                                  ---------------  ----------------                           ----------------
Stockholders' Equity:
         Common stock............................         3,145              930             (597)(c)                 3,478
         Paid-in capital.........................        38,597           20,097            4,400(c)                 63,094
         Retained earnings
           (accumulated deficit).................        47,975           (2,629)           2,629(c)                 47,975
         Treasury stock..........................        (3,111)          (5,894)           5,894(c)                 (3,111)
                                                  ---------------  ----------------                           ----------------
                                                         86,606           12,504                                    111,436
                                                  ---------------  ----------------                           ----------------
Total Liabilities and
         Stockholders' Equity....................    $  186,532         $ 21,289                                   $226,829
                                                  ===============  ================                           ================



                     Unaudited Pro Forma Statement of Income
                     For the Six Months Ended June 30, 2000
                      (In Thousands, Except Per Share Data)

                                                                                        Pro Forma
                                                       Key            Columbus          Adjustments               Combined
                                                  ---------------  ----------------  -----------------        ----------------
Revenues:


                Oil and gas sales................   $40,868        $ 6,071           $                          $46,939
 Operating and management services...............        --            693               (693)(d)                    --
 Other...........................................       209             69                (69)(d)                   209

                                                  ---------------  ----------------                           ----------------
                                                     41,077          6,833                                       47,148
                                                  ---------------  ----------------                           ----------------

Expenses:

 Depreciation, depletion and amortization........    16,264          1,482               1,665(e)                19,411

 Lease operating.................................     5,714          1,022                (693)(d)                6,477
                                                                                           434(d)
 Operating and management services...............        --            434                (434)(d)                   --
 Production and property taxes...................     1,244            585                                        1,829
 General and administrative......................     1,421            877                                        2,298
 Litigation expense..............................        --            367                                          367
 Advisory fee....................................        --            119                                          119

 Financial costs:

   Interest expense..............................     2,239            217                                        2,456
   Capitalized interest..........................      (735)            --                  (7)(f)                 (742)
   Interest income...............................       (81)            --                 (69)(d)                 (150)
 Exploration expense.............................        --          1,690              (1,690)(e)                   --
                                                  ---------------  ----------------                           ----------------
                                                     26,066          6,793                                       32,065
                                                  ---------------  ----------------                           ----------------
Income Before Income Taxes.......................    15,011             40                                       15,083

Provision for Income Taxes.......................     5,554             14                  13(g)                 5,581

Net Income.......................................   $ 9,457        $    26                                      $ 9,502
                                                  ===============  ================                           ================
Basic Earnings Per Share.........................   $  0.81        $   0.01                                     $  0.73
                                                  ===============  ================                           ================

Diluted Earnings Per Share.......................   $  0.77        $   0.01                                     $  0.70
                                                  ===============  ================                           ================

Weighted Average Basic Shares....................    11,748           3,761             (2,428)(h)               13,081
                                                  ===============  ================                           ================



Weighted Average Diluted Shares..................    12,212           3,763             (2,430)(h)               13,545
                                                  ===============  ================                           ================



                     Unaudited Pro Forma Statement of Income
                  For the Twelve Months Ended December 31, 1999
                      (In Thousands, Except Per Share Data)

                                                                                        Pro Forma
                                                       Key            Columbus         Adjustments               Combined
                                                  ---------------  ----------------  -----------------        ----------------
Revenues:
                   Oil and gas sales.............   $55,798          $10,014                                      $65,812
 Operating and management services...............        --            1,386             (1,386)(d)                    --
 Other...........................................       460              100               (100)(d)                   460
                                                  ---------------  ----------------                           ----------------
                                                     56,258           11,500                                       66,272
                                                  ---------------  ----------------                           ----------------
Expenses:
 Depreciation, depletion and amortization........    28,672            3,400              3,690(e)                 35,762
 Lease operating.................................     8,951            1,903             (1,386)(d)                10,352
                                                                                            884(d)
 Operating and management services...............        --              884               (884)(d)                    --
 Production and property taxes...................     2,623            1,029                                        3,652
 General and administrative......................     2,550            1,336                                        3,886
 Litigation expense..............................        --              119                                          119
 Retirement and separation.......................        --              111                                          111
 Financial costs:
   Interest expense..............................     4,081              373                                        4,454
   Capitalized interest..........................    (1,397)              --                (12)(f)                (1,409)
 Interest income.................................      (197)              --               (100)(d)                  (297)
 Impairments.....................................        --              973               (973)(e)                    --
 Exploration expense.............................        --            3,071             (3,071)(e)                    --
                                                  ---------------  ----------------                           ----------------
 Other...........................................        --               62                                           62
                                                  ---------------  ----------------                           ----------------
                                                     45,283           13,261                                       56,692
                                                  ---------------  ----------------                           ----------------
Income (Loss) Before Income Taxes................    10,975           (1,761)                                       9,580

Provision (Benefit) for Income Taxes.............     4,171             (546)                80(g)                  3,545
                                                  ---------------  ----------------                           ----------------

                                                    $ 6,804          $(1,215)                                     $  6,035
Net Income (Loss)................................
                                                  ===============  ================                           ================
Basic Earnings (Loss) Per Share..................  $   0.59          $ (0.31)                                     $   0.47
                                                  ===============  ================                           ================
Diluted Earnings (Loss) Per Share................   $  0.56          $ (0.31)                                     $   0.45

                                                  ===============  ================                           ================
Weighted Average Basic Shares....................    11,537            3,898             (2,565)(h)                 12,870
                                                  ===============  ================                           ================


Weighted Average Diluted Shares..................    12,111            3,898             (2,565)(h)                 13,444
                                                  ===============  ================                           ================


Notes to unaudited pro forma combined financial information

Note 1 - Basis of Presentation


Key will account for the merger of Key and Columbus as a purchase of Columbus. In the merger, Key estimates that it will issue 1,333,000 common shares to shareholders of Columbus. Columbus will become a wholly owned subsidiary of Key.

The accompanying pro forma condensed combined balance sheet includes pro forma adjustments to give effect to the acquisition of Columbus by Key as of June 30, 2000. The pro forma combined statements of income for the year ended December 31, 1999 and the six months ended June 30, 2000 include the historical revenue and expenses of Key and Columbus for those twelve and six month periods and adjustments for the pro forma effects of the acquisition as if the transaction had occurred at January 1, 1999.


Key's fiscal year ends on December 31, while Columbus' ends on November 30. The unaudited pro forma income statements were prepared as if Columbus' results from operations for its fiscal year ended November 30, 1999 and six months ended May 31, 2000 were the same as they would have been for the twelve and six month periods ended December 31, 1999 and June 30, 2000, respectively. Similarly, the unaudited pro forma condensed combined balance sheet was prepared assuming that Columbus' historical balance sheet at May 31, 2000 was in effect on June 30, 2000.

Key's and Columbus' financial statements were prepared in accordance with generally accepted accounting principles and require Key and Columbus to make estimates that affect the reported amount of assets, liabilities, revenues and expenses. In the opinion of Key and Columbus, the unaudited pro forma combined financial statements include all the adjustments necessary to present fairly the results of the periods presented.

The accompanying pro forma statements do not include all information and notes required by generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there has been no material change in the information disclosed in the notes to consolidated financial statements included in the Annual Report on Form 10-K of Columbus for the year ended November 30, 1999 and Key for the year ended December 31, 1999. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

Note 2 - Pro Forma Adjustments

The following adjustments have been made to the pro forma condensed combined balance sheet of Key and Columbus at June 30, 2000 and to the statements of income for the year and six months ended December 31, 1999 and June 30, 2000.


(a) This entry adjusts the historical book values of Columbus' assets and liabilities to their estimated fair values as of June 30, 2000. The calculation of the total purchase price and the preliminary allocation to assets and liabilities are shown in the following table. The final purchase price allocation will be determined shortly after closing based on actual fair value of current assets, current liabilities and long-term debt at that time as well as the number of shares of stock and stock options outstanding at closing. We do not expect the final allocation to differ materially from the preliminary allocation shown below.

                                                                                              (In $ thousands,
Calculation and preliminary allocation of purchase price:                                    except share price)
                                                                                      -----------------------------------

      Shares of Key common stock to be issued to Columbus stockholders..............           1,333
      Average Key stock price per share.............................................          $18.01
                                                                                              --------
      Fair value of Key common stock issued.........................................           24,005
      Plus fair value of Columbus employee stock options to be
        assumed by Key..............................................................           825
      Plus fair value of liabilities assumed by Key:
        Current liabilities.........................................................           3,585
        Long-term debt..............................................................           5,200
        Deferred taxes..............................................................           6,682
                                                                                              ---------
      Total purchase price..........................................................           40,297
      Less fair value of non oil and gas assets to be acquired by Key:
        Current assets..............................................................           4,818
        Non oil and gas properties..................................................             509
                                                                                              ----------
      Fair value allocated to oil and gas properties,
        including $1 million of unproved properties.................................          $34,970
                                                                                              ========

         The closing market price of Key common stock on the day of the merger announcement was $18.25. The cost of the acquisition reflects the average of that price and the closing prices of Key common stock for the two days preceding and following announcement, which average price was $18.01.

         The entry to record the purchase transaction provides a step-up to the book basis of the assets being acquired by Key for the deferred tax effect resulting from the difference between the fair market value and historical carryover tax basis of Columbus' oil and gas assets. The new book basis of the oil and gas assets acquired by Key is in excess of the historical carryover tax basis of the Columbus oil and gas properties.

(b) This adjustment removes deferred tax assets previously recorded on Columbus' historical balance sheet.

(c) These pro forma adjustments represent the allocation of the fair value of common stock issued by Key and eliminates any retained earnings or treasury shares of Columbus. Key will issue approximately 1.33 million shares of $0.25 par value common stock to accomplish the merger, or
         0.355 share for each Columbus share outstanding. The pro forma combined stockholders' equity reflects the following:

                                                                  (in thousands)
Stockholders' equity of Key at June 30, 2000......................... $ 86,606
Fair value of common stock issued in purchase........................   24,005
Fair value of stock options assumed by Key...........................      825
                                                                      ---------
Pro forma stockholders' equity....................................... $111,436
                                                                      ==========

(d) Reclassifies operating and management services revenues and expenses, as well as certain other expenses, to conform with Key's method of presentation.

(e) Adjusts depreciation, depletion and amortization to account for the acquisition as if the acquisition had occurred on January 1, 1999 in a manner consistent with the full cost method of accounting for oil and gas activities utilized by Key. These adjustments also eliminate historical amounts recorded by Columbus under the successful efforts accounting method for exploration expense and asset impairments to conform to full cost accounting.

(f) Adjustment to capitalize interest on the pro forma amount of purchase price allocated to unproved properties.

(g) To account for the income tax effect of the pro forma adjustments, using the expected tax rate of the combined company. This 37% pro forma rate reflects a Federal statutory rate of 34% and effective state income tax rate of 3%.

(h) Adjusts the pro forma combined weighted average basic and diluted shares outstanding for the periods presented.

Note 3 - Cost Savings and Expenses of the Merger


Expected annual cost savings have not been reflected as an adjustment to the historical data because it is prospective information pertaining to what may happen once the companies are combined. Likewise, estimated future costs associated with accomplishing the merger have not been factored into the pro forma presentation of historical financial results, nor have expenses recorded by Columbus related to its evaluation of strategic alternatives been eliminated.

Estimated costs of the business combination total approximately $2.2 million, consisting primarily of severance and separation pay for terminated Columbus employees ($1 million), investment banking fees and related expenses ($675,000), legal, accounting, and engineering consulting fees ($425,000), and printing, mailing and other costs directly related to the merger ($100,000). Payment or accrual of virtually all of these costs will occur either before or at closing of the merger and will be recorded by Key and Columbus in the quarter in which they are incurred. Columbus will expense approximately $2 million of the costs. Key's estimated share of the total costs is $200,000 and will be capitalized as direct costs associated with the transaciton.


Note 4 - Selected Pro Forma Supplemental Oil and Gas Information

The tables set forth below reflect unaudited pro forma disclosures about the combined company's oil and gas activities. The information was prepared from, and should be read in conjunction with, the related information in Key's 1999 Form 10-K and latest Form 10-Q and Columbus' 1999 Form 10-K and latest Form 10-Q that are incorporated by reference in this proxy statement/prospectus.

Production and average sales price information

For the twelve months ended December 31, 1999:

                                                                                        Oil                        Gas
                                                                              -----------------------     ----------------------
Production (oil in thousands of barrels; gas in million cubic feet)..........   1,484                       17,271
Average sales prices (per barrel of oil and per Mcf of gas)..................   $17.47                      $ 2.21

For the six months ended June 30, 2000
                                                                                        Oil                        Gas
                                                                              -----------------------     ----------------------
Production (oil in thousands of barrels; gas in million cubic feet)..........   828                         8,219
Average sales prices (per barrel of oil and per Mcf of gas)..................   $26.84                      $ 2.90

Productive wells at December 31, 1999:

                                                         Oil                                     Gas
                                        -------------------------------------   -------------------------------------
                                              Gross                Net                Gross                Net
Area                                    -----------------   -----------------   -----------------   -----------------

Mid-continent.........................    193                 68.2                655                125.7
Gulf Coast.............................   217                 32.6                322                 40.6
Rocky Mountains........................   720                 66.8                120                  5.6
California.............................    --                   --                 27                 22.6
                                        -----------------   -----------------   -----------------   -----------------
                                        1,130                167.6              1,124                194.5
                                        =================   =================   =================   =================

Net undeveloped acres at December 31, 1999:

California.................................................22,138
Colorado...................................................   593
Louisiana.................................................. 3,058
Mississippi................................................20,713
Montana....................................................10,389
New Mexico.................................................   630
North Dakota...............................................   277
Oklahoma................................................... 9,611
Texas......................................................24,724
Utah.......................................................13,216
Wyoming....................................................54,033
                                                           ------
                                                           159,38

Estimated proved oil and gas reserves and standardized measure at June 30, 2000

                                                 Key                 Columbus(1)              Combined
                                         --------------------  -----------------------   -------------------
Oil (MBbls).............................   9,056                 866                       9,922
Gas (MMcf)..............................   79,758                10,632                    90,390
Equivalent (Bcfe).......................   134.1                 15.8                      149.9
Standarized measure of discounted
future net cash flows (MM)..............   $219.8                $26.4                     $246.2


* One barrel of oil is the energy equivalent of six Mcf of natural gas


(1) Columbus' proved oil and gas reserves as estimated by its independent engineers were reported as 26.1 Bcfe in its annual report on Form 10-K for the year ended November 30, 2000. In August 2000, the reserve estimates were updated as of June 30, 2000 and proved reserves totaled 21.1 Bcfe, including 3.0 Bcfe and 2.4 Bcfe classified as proved developed non-producing and proved undeveloped, respectively. During the first seven months of Columbus' fiscal 2000, 2.3 Bcfe was produced and downward reserve adjustments totaled 3.5 Bcfe which were partially offset by a 0.8 Bcfe increase due to higher prices. These reserve adjustments were due to Columbus receiving information that other operators had determined not to develop certain locations, recent drilling activity and performance of wells, as well as an evaluation of certain technical data. The June 30, 2000 reserves consisted of 14.2 Bcf of gas and 1.16 million barrels of crude and condensate.

Undeveloped and non-producing proved reserves, by their nature, are less certain to be recovered than proved developed producing reserves. The estimates of proved reserves classified as undeveloped or non-producing include the assumption that significant capital expenditures will be made to develop the reserves. Although the estimates of proved developed non-producing and proved undeveloped reserves that were prepared for Columbus were conducted in accordance with industry standards, based on Key's assumptions and economic parameters, Key's engineers have estimated that proved reserves to be acquired from Columbus at June 30, 2000, were 15.8 Bcfe, including 14.5 Bcfe of proved producing reserves.

The Columbus Shareholder Meeting and Proxy Solicitation


Date, time and place

December __, 2000, at 9:00 a.m. (local time), at the Wells Fargo Bank Building Forum Room, Main Floor, 1740 Broadway, Denver, Colorado

Purpose

To consider and vote upon a proposal to approve the merger agreement and the merger, and any other business that may be presented at the meeting. We know of no other matters to be brought before the meeting.

Record date

Close of business on November __, 2000. Only holders of record of Columbus common stock at the close of business on the record date will be entitled to notice of, and to vote at, the meeting.

Recommendation of the board of directors

The Columbus board of directors believes that the merger agreement and the merger are in the best interests of Columbus and its shareholders and recommends that the Columbus shareholders vote for approval of the merger agreement and the merger.

Shares held in street name

If you hold your Columbus shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your shares or when granting or revoking a proxy. Under the rules of the American Stock Exchange, brokers who hold shares in street name for customers have the authority to vote on certain "routine" proposals when they have not received instructions from beneficial owners. Under these rules, such brokers are precluded from exercising their voting discretion with respect to proposals for non-routine matters such as the merger agreement and the merger. Thus, absent specific instructions from you, your broker is not empowered to vote your shares with respect to the approval and adoption of the merger agreement and the merger (i.e., "broker non-votes"). A broker non-vote will have the same effect as a vote against the merger.

Quorum

Presence, in person or by proxy, of shareholders holding a majority of the outstanding shares of common stock entitled to vote at the meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence of a quorum at the meeting. If a quorum is not present at the meeting, Columbus expects to adjourn or postpone the meeting in order to solicit additional proxies.

Votes

required Approval of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Columbus common stock. Abstentions will have the same effect as votes against the merger agreement and the merger.

Shares outstanding

As of the record date, there were ______ shares of Columbus common stock outstanding and entitled to vote and held by ____ holders of record.

Proxies

A proxy card will be sent to each Columbus shareholder as of the record date. If you received a proxy card, you may grant a proxy to vote on the proposal to approve the merger agreement by marking your proxy card appropriately, executing it in the space provided and returning it to Columbus. If you hold your Columbus shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your shares. If you have timely submitted a properly executed proxy card, clearly indicated your vote and have not revoked your proxy, your shares will be voted as indicated. If you have timely submitted a properly executed proxy card and have not clearly indicated your vote, your shares will be voted FOR the proposal to approve the merger agreement and merger.

If any other matters are properly presented at the meeting for consideration, the persons named in the proxy card will have the discretion to vote on these matters in accordance with their best judgment. Voting by holders of Each share of Columbus common stock is entitled to one vote at the meeting. common stock Revocation You may revoke your proxy card at any time prior to its exercise by:


       o  giving written notice of your revocation to the secretary of Columbus;

       o  appearing and voting in person at the meeting; or

       o properly completing and executing a later-dated proxy and delivering it to the secretary of Columbus at or before the meeting.


          Your presence without voting at the meeting will not automatically revoke your proxy and any revocation during the meeting will not affect votes previously taken.

Validity

The inspectors of election will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of proxy cards. Their determination will be final and binding. The board of directors of Columbus has the right to waive any irregularities or conditions as to the manner of voting. Columbus may accept your proxy by any form of communication permitted by Colorado law so long as Columbus is reasonably assured that the communication is authorized by you.

Solicitation of
proxies


The accompanying proxy is being solicited on behalf of the board of directors of Columbus. The expenses of preparing, printing and mailing the proxy and the materials used in the solicitation will be shared by Columbus and Key. Proxies may be solicited by personal interview, telephone and telegram by directors, officers and employees of Columbus, who will not receive additional compensation for performing that service. Arrangements also may be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Columbus shares held by such persons and Columbus will reimburse them for reasonable expenses they incur. Auditors PricewaterhouseCoopers LLP serves as the independent public accountants of Columbus. Representatives of PricewaterhouseCoopers LLP plan to attend the shareholders meeting and will be available to make a statement at the meeting if they so desire, although it is not expected that any statement will be made.

                                   The Merger


      This section of the proxy statement/prospectus describes the proposed merger. While we believe that the description covers the material terms of the merger and the related transactions, it may not contain all of the information that is important to you. In addition, we incorporate important business and financial information about Key and Columbus into this proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this proxy statement/ prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 52.


Background of the merger

      The management and board of Columbus regularly review Columbus' position in light of the changing competitive environment of the oil and gas industry with the objective of determining what alternatives are available to enhance shareholder value. In recent years the management of Columbus has considered a range of options to improve Columbus' competitive position, including acquisitions, divestitures, joint ventures and other strategic alliances.


      During the fall of 1999, the board of directors of Columbus began formally to consider steps to maximize shareholder value . In the course of its deliberations the board discussed a number of factors including:

      o     the lack of market liquidity in Columbus' common stock;

            the historical prices for Columbus' common stock;

      o the risks associated with continuing as a small independent oil and gas exploration company, in light of the increasing consolidation in the oil and gas industry, which had the effect of increasing competitive pressures on earnings and growth and reducing the universe of acquirers and merger partners for Columbus;

      o the then existing current decline in oil prices that had depressed the oil and gas industry;

      o the limited prospects for growth of Columbus' assets and earnings from internal sources; and

      o the relatively limited potential for increased shareholder value from continued independent operations or from deferring an acquisition of the Company.

Based on these discussions the board of directors concluded that the interests of Columbus shareholders would likely be best served by considering a business combination.

      On February 17, 2000, Columbus' board engaged AA Corporate Finance as its financial advisor to assist Columbus in exploring strategic alternatives to maximize shareholder value, which included consideration of a sale or merger of Columbus. Shortly thereafter, Columbus publicly announced its retention of AA Corporate Finance.

      The board of directors of Columbus, with the assistance of AA Corporate Finance, conducted a financial review of Columbus and developed a list of potential bidders based upon a number of factors, including the likelihood of interest by the potential bidder in pursuing a business combination with Columbus, the ability to successfully acquire and integrate Columbus' operations, and the price and liquidity of the potential bidder's stock . In early April 2000, Columbus contacted approximately 120 companies to solicit their interest in a possible combination with or purchase of Columbus. Columbus informed each potential bidder that if it were interested in seeking to acquire or merge with Columbus, it must sign a confidentiality agreement, following which they would receive a confidential information memorandum regarding Columbus and its reserves, production and other assets. They were also advised that if they were interested in pursuing a transaction with Columbus after reviewing the confidential information that they should submit a preliminary non-binding proposal by May 8, 2000. The potential bidders were advised that it was Columbus' strong preference that any proposed transaction be structured so as to be tax-free to Columbus shareholders, but the board would consider other alternatives, including a cash purchase of the outstanding shares of Columbus. Thirty-five of these companies requested and received the confidential information memorandum.

      Eighteen companies, including Key, submitted preliminary offers to merge with or to purchase the outstanding stock of Columbus by the May 8, 2000 due date. After reviewing the preliminary proposals with the assistance of AA Corporate Finance, Columbus selected seven companies, including Key, to continue in the process based upon the value of the merger consideration in the preliminary proposals and their fit with the other bidder criteria established by the board, including the quality of their prospects, levels of debt, and the liquidity and potential for an increase in the price of the bidder's stock. Of these seven companies, three had submitted preliminary proposals for a tax-free merger with Columbus, two had submitted proposals for a cash purchase, and two had submitted proposals for either a cash purchase or a merger. Five of the seven selected bidders elected to conduct detailed due diligence with respect to Columbus. This included meeting with representatives of Columbus management, AA Corporate Finance, and Columbus' outside independent engineers and geologic consultants, and reviewing documentation related to Columbus' business and operations. These potential bidders were advised that they were to submit formal offers by June 21, 2000.


      Based on Key's review of Columbus' data, Key's engineers prepared an assessment of Columbus' proved reserve quantities and values under a variety of pricing scenarios and at various effective dates, and on June 21, 2000, Key submitted to Columbus its proposal for a tax-free merger with an initial exchange ratio of 0.346 shares of Key common stock, for each share of Columbus common stock, subject to customary conditions, approvals and further due diligence investigation.

      On June 26, 2000, Columbus' board held a special meeting at which AA Corporate Finance made a detailed presentation as to the status of the merger/sale process and the proposals that were received by Columbus. AA Corporate Finance reported that of the five companies that elected to review the more detailed data regarding Columbus, two submitted proposals -- one from Key, an oil and gas exploration company, and one from a diversified company with oil and gas and electric utility interests. Both of the proposals were for a tax-free merger with Columbus. Two of the companies did not submit a proposal because of a lack of strategic fit. One other company did not submit a proposal due to internal considerations.

      Key's proposal was the equivalent of an acquisition of Columbus at $6.25 per share while the other proposal was at $4.84 per share. Both of these valuations were calculated based upon intraday prices during AA Corporate Finance's presentation on June 26, 2000 of the Columbus common stock, on the one hand, and the common stock of Key and the other bidder, on the other hand. Both proposals were subject to standard terms and conditions. Based upon the market price of the Columbus common stock of $6.88 and the market price of Key's common stock of $18.06, during the meeting on June 26, 2000, the Key proposal represented a discount of 9.1%, and the other proposal represented a discount of 29.7% from the current market price. Following AA Corporate Finance's presentation, the board informed AA Corporate Finance that both proposals were lower than had been expected since they were lower than the corresponding preliminary proposals from these two bidders.

      AA Corporate Finance advised the board that the formal proposals were lower as a result of the specific reserve valuation parameters for acquisitions used by the two bidders in analyzing Columbus' reserves. Although the estimates of proved reserves prepared by Columbus' independent engineers were conducted in accordance with industry standards, whether a bidder would characterize those same properties as proved reserves depends on the bidder being able to demonstrate with reasonable certainty, based upon its own existing economic and operating conditions, that these reserves would be economically recoverable by them. As a result, companies may classify some reserves differently based on their own operating costs, production methods, recovery techniques, transportation and marketing arrangements, and risk factors. In determining the price of their proposals, each of the bidders assigned a value only to those properties that it could classify as proved reserves. As a result, not all of the Columbus properties were assigned a value, which had the effect of lowering the price included in the proposals. AA Corporate Finance noted that the two proposals had classified and therefore valued the same Columbus reserves differently in several instances.

      After AA Corporate Finance's presentation and the board's review and discussion of each of the proposals, the board extended the formal proposal due date until July 7, 2000, and requested that AA Corporate Finance ask both bidders whether they had considered selected properties of Columbus to determine if they could classify specific properties as proved reserves for purposes of the acquisition and to consider the value of the cash flow from Columbus' operations services, both of which would support an increase in the merger consideration. Thereafter, AA Corporate Finance separately met with representatives of Key and the other bidder to discuss these matters.


On July 5, 2000, representatives from Columbus met with members of Key's management to discuss Key's initial proposal , technical differences in the evaluations by the parties of Columbus' oil and gas reserves, and Key's operations and corporate objectives. Present at that meeting from Columbus were Harry A. Trueblood, Jr., president, chairman of the board and CEO, Clarence H. Brown, executive vice president and COO, and J. Samuel Butler, a member of Columbus' board of directors, all of whom are petroleum engineers. Representatives from Key included Monroe R. Robertson, Key's president and COO, Joseph Albi, Key's vice president of engineering, and Gary Abbott, one of Key's petroleum engineers. Later that day, Tom Jordan, vice president of exploration, and other members of Key's geological staff, presented to Messrs. Trueblood, Brown and Butler detailed information regarding Key's present and future prospects, including its prospect data, seismic information, well logs, geological information, reserve data and other nonpublic information.

      On July 7, 2000, during a regular board meeting, the board reviewed the status of the ongoing discussions with the two bidders. AA Corporate Finance reported to the Columbus board that Key had increased its offer from 0.346 shares to 0.352 shares of Key common stock for each share of Columbus common stock and would further increase its offer as soon as it completed additional due diligence concerning Columbus' reserve information. This additional due diligence could not be done until the early part of the following week. AA Corporate Finance reviewed in detail the Key proposal and noted that the Key proposal now represented a 16.1% discount from the closing price of Columbus' common stock on July 6, 2000, which had risen to $7.00 per share.

      AA Corporate Finance also reported that Columbus had received a revised formal proposal from the other bidder. The other bidder increased its offer to $5.56 per share based on the July 6, 2000, closing price of the other bidder's common stock. The revised proposal was conditioned on obtaining regulatory approvals. The offer expired at the close of business on July 7, 2000. The revised proposal represented a discount of approximately 21.2% to the closing price of $7.00 per share for the Columbus common stock on July 6, 2000.

      AA Corporate Finance also again reviewed in detail the bidding process. AA Corporate Finance explained that it had also analyzed the proposals based on the period from January 1, 2000 to May 29, 2000 in order to compare the revised offers to a period before the recent price increases in Columbus' stock, which AA Corporate Finance believed were as a result of the market's expectation of the proposed sale. During that period the Columbus common stock did not trade above $6.00 and the average market price of the Columbus common stock was $5.62. Relative to the closing price of each bidders' stock on July 6, 2000, the Key proposal would represent a 4.6% premium, while the other proposal represented a discount of 1.8%. At this point AA Corporate Finance was excused from the meeting while the board considered each of the two proposals.

      The board first discussed the fact that each of the proposals represented a discount from the current market price for the Columbus common stock and discussed whether to proceed with either transaction. In light of the fact there had been a recent increase in the current market price that most likely reflected the market's reaction to the expectation of a business combination, the board gave more weight to the comparison of the proposals to the average market price of the Columbus common stock from January 1, 2000 through May 29, 2000, prior to the recent increase. Based on those prices, Key's proposal represented a premium of approximately 4.6% and the other proposal represented a discount of 1.8% over the average market price of Columbus during that period, relative to the closing price of each bidders' stock on July 6, 2000. The board revisited the fact that the process began with contacting over 120 companies and had resulted in only two formal proposals from the seven selected preliminary offers. They considered whether they should reopen the process to some of the original proposed bidders or attempt to find additional bidders. The board concluded that was not a viable alternative and no other third parties meeting the board's criteria had expressed an interest in a business combination after Columbus' public announcement that it was considering a strategic combination. In addition, the board believed that both bidders had the potential for capital appreciation in their stock price. There was additional discussion about the information obtained in the meeting on July 5, 2000 with Key personnel and a review of analyst reports, which lead the board to conclude that Key's recent common stock price represented an undervaluation of its assets by the market. Because oil and gas prices had increased significantly since the beginning of 2000, the board considered remaining as an independent company but concluded that doing so would not be in the best interests of shareholders because the continuing consolidation in the industry would probably make Columbus less competitive, and therefore an even less attractive merger partner, in the future. In addition, because of increasing development costs, the board believed that Columbus' prospects for growth from internal sources were significantly limited. In determining whether to proceed with a transaction, the board also considered the following factors:

     o the recent lack of interest by investors in oil and gas companies with a market capitalization similar to Columbus compared to that of larger independent companies;

     o large fluctuations in crude oil and natural gas prices in recent years, including the recent increase in those prices;

      o the board's belief that Columbus would be unable to raise a significant amount of capital in the future without diluting current shareholders.

      The board concluded that the process had most likely yielded the maximum value for Columbus available and therefore decided to compare the two offers. After lengthy discussion, the board decided to pursue the offer by Key, but not the other bidder. In reaching its decision to pursue the Key offer, the board considered the following:

     o the Key offer represented a premium compared to the proposal by the other bidder;

     o the Key offer provided greater market liquidity, an important factor for Columbus in strategic combination, than the other offer. Key's market volume was 77.4% higher during the first six months of 2000 than the other bidder's;

     o the board's belief that Key offered a greater opportunity for growth and stock price appreciation than the other bidder based on its evaluation of the nonpublic information presented by Key and the favorable impression Columbus' management had of Key's management and technical personnel;

      o the other bidder's proposal was contingent on regulatory approvals, which Key's was not, that might have delayed or prevented the closing of the transaction;

      o Key, as an oil and gas exploration company, provided a better strategic fit and Key could more effectively exploit Columbus' assets (in particular, Key could use Columbus' positive cash flow to accelerate drilling on its prospects);

      o the fact that the other offer terminated the same date as the meeting and the other bidder indicated it would not extend the terms of the offer, and therefore Columbus would not have an opportunity for further negotiations; and

      o since January 2000, the common stock of Key had appreciated approximately 128%, while the common stock of the other bidder had appreciated only 6.9%, although the board did not expect that this appreciation for Key's common stock necessarily would continue at that rate.

      Following the board's discussion, the board authorized Columbus' senior management to begin to negotiate definitive terms of a formal merger agreement with Key.

      Senior management of Columbus, led by Michael Logan, vice president of corporate development and marketing, conducted negotiations with Key's negotiating team, led by Stephen Bell, senior vice president of land and business development. Mr. Logan regularly reported to Columbus' executive committee to discuss the status of negotiations and continually sought input on the detailed structure of the transaction. Columbus' legal counsel regularly provided Columbus with its comments concerning the structure of the transaction and the proposed terms of the merger agreement.

      Mr. Bell also reported regularly on the progress of the negotiations to Key's chairman of the board and CEO, F.H. Merelli and Mr. Robertson. During the negotiations, discussions also continued between Joseph Albi, Michael Logan and Columbus' independent engineers related to each company's reserves information.

      Upon further detailed review by Key engineers of the technical data pertaining to some of the wells operated by Columbus and the cash flow from Columbus operations services, on July 14, Key revised the terms of its merger proposal by increasing the exchange ratio from 0.352 shares to 0.355 shares of Key common stock for each Columbus share, a ratio which represented a discount of approximately 14%, based on the relative market prices of Columbus' common stock and Key's common stock on July 14, 2000.

      On July 17, Holme Roberts & Owen LLP, counsel for Key, delivered an initial draft of the merger agreement to Columbus and its counsel, Sherman & Howard L.L.C. Throughout the rest of July Columbus' and Key's executives and counsel negotiated the terms of the definitive merger agreement. The material issues discussed throughout these negotiations included:

     o     price protection measures, including consideration of a price collar;

     o whether and for how long there would be indemnification of the officers and directors of Columbus by Key following the merger;

     o the terms of severance to employees of Columbus who would not be hired by Key;

     o     the assumption of Columbus stock options by Key and their terms; and

     o appropriate provisions and fees for termination of the merger agreement.

These discussions did not include further negotiation of the exchange ratio.

      On August 8, 2000, Mr. Logan and counsel for Columbus met with Messrs. Bell, Albi, and Korus, and counsel for Key to discuss some of the outstanding issues. Columbus proposed several alternative price collars for the exchange ratio, but Key held firm on its position not to include any collar. The parties also discussed but did not resolve the duration of the indemnification for officers and directors of Columbus, the vesting and term of Columbus stock options, and termination provisions.

      Informal discussions of these issues continued during the following week between Messrs. Logan and Bell and on August 15, 2000, Messrs. Logan and Bell and counsel for Columbus and Key met and during the meeting completed negotiation of the termination provisions. Further, the parties reached agreement on which of those provisions would require Columbus to pay a break-up fee and when it would be appropriate only to pay Key's expenses. Columbus requested a cap on Key's expenses in the event Columbus would be obligated to pay those expenses, but Key refused to agree to this limitation. Finally, Key agreed to Columbus' request that indemnification of its officers and directors be for a term of six years. At the conclusion of this meeting, the parties had orally agreed to all material terms of the merger and no further negotiations on material terms were held. However, both parties understood that neither party was legally committed to the other to proceed with the transaction.

      On the same day, AA Corporate Finance was retained by Columbus for the purpose of rendering a fairness opinion to the Columbus board. AA Corporate Finance then began its analysis of Columbus and Key in connection with rendering a fairness opinion.

      On August 28, 2000, the Columbus board of directors held a special meeting to discuss the final terms of the proposed merger with Key. Prior to the meeting, each board member received a draft of the proposed merger agreement. At the meeting, each of Columbus' management and its legal and financial advisors reviewed with the board one or more of the following:

       o    the principal terms of the merger agreement;

       o    the potential benefits and risks of the transaction with Key;

       o the rationale for and financial analysis relating to the proposed merger;

       o    a detailed review of the bidding process; and

       o    an updated report on Columbus' due diligence investigations of Key.

      Columbus' counsel outlined the legal considerations for the board in discharging its fiduciary responsibilities in connection with its deliberations. AA Corporate Finance then summarized the material financial analyses that they had conducted related to the proposed transaction (as more fully described under the heading "-- Fairness Opinion Columbus Financial Advisor" below), which included the following:

       o    comparable transactions analysis;

       o    contribution analysis;

       o    pro forma merger consequences analysis;

       o    net asset value (NAV) analysis;

       o    premiums paid analysis;

       o    stock price ratio history analysis; and

       o    comparable company trading analysis.

      After a description of these analyses, AA Corporate Finance rendered to the Columbus board of directors its oral opinion, subsequently confirmed by delivery of a written opinion, to the effect that, as of that date and based on and subject to the matters described in the opinion, the exchange ratio pursuant to the merger agreement with Key was fair, from a financial point of view, to the shareholders of Columbus.




      The board noted that the exchange ratio for the Key proposal was within the range of implied exchange ratios for the contribution and net asset value analyses and considered the results of the other analyses conducted by AA Corporate Finance. The board noted that the stock price analysis implied an exchange ratio of .365 to .405, whereas the exchange ratio offered by Key was
 .355. The board also noted that although the premiums paid analysis implied an exchange ratio of .343 to .486, the actual premium (or discount) was well below the average of the selected comparison transactions. In evaluating the fact that the stock price analysis yielded an implied exchange ratio higher than that being offered by Key, the board considered that the analysis was primarily based on the period after the recent increase in the market price of Columbus' stock, which the board had attributed to market expectation of a proposed transaction and its belief that the price of Key's common stock was below its asset value. In considering the premiums paid analysis, which showed that the price being offered in the proposed transaction was well below the average of the selected comparison transactions, the board noted that the exchange ratio was within, although at the lower end of, the implied exchange ratio range for that analysis.

      The board again discussed the bidding process that resulted in the Key proposal and concluded that the process had produced the best price available at this time for Columbus shareholders. The board also reiterated its belief that by postponing the transaction Columbus would become less competitive and a less attractive merger partner in the future. Following further discussion, the Columbus board unanimously:

       o determined that the merger agreement and the merger are in the best interests of Columbus and its shareholders;

       o    approved the merger agreement and the merger;

       o recommended that the shareholders of Columbus adopt the merger agreement; and

       o directed that the merger agreement be submitted for consideration by Columbus' shareholders at a special meeting.

      The Key board also met on August 28 to discuss and approve the proposed merger agreement.

      The merger agreement was executed by both companies on the evening of August 28, 2000 . Columbus and Key issued a joint press release announcing the execution of the merger agreement before the beginning of the trading day on August 29, 2000.


 Key and Columbus reasons for the merger

      Key and Columbus believe that the merger will enable the combined company, with its larger and more diversified asset base and greater financial flexibility, to more effectively compete and to achieve certain other strategic objectives.

     o The oil and gas business is capital intensive, often requiring substantial expenditures to gain access to mineral rights, acquire geological and geophysical data, and drill new wells that add proved reserves and production. Because the combined enterprise will have greater borrowing capacity and a larger base of operating cash flow than either company had individually, Key and Columbus believe that the merger will enable the new company to make larger investments in exploration and development projects or acquisitions of producing properties than either company could have done separately. As of June 30, 2000, Key's bank credit facility borrowing base was $85 million and Columbus' was $10 million. We anticipate that the borrowing base of the combined enterprise will be at least equal to the sum of the two separate facilities, or $95 million. In fiscal 1999, Key's net cash from operations was $35.5 million and Columbus' was $3.3 million, or a pro forma combined amount of $38.8 million, without adjustment for expected cost savings.

      o Key and Columbus believe the merger will diversify the combined company's asset base. The oil and gas exploration business is very competitive and inherently risky. Key has long sought to establish a position in south Texas, a prolific gas producing area. Columbus' acreage in this region provides Key with a base of production and new drilling opportunities from which it can potentially expand. Greater diversification of the combined company's assets and growth opportunities may also result in less reliance on any individual project for future financial performance.

      o Key and Columbus believe the merger creates the opportunity for significant cost-saving opportunities. They expect that the merger will result in management and administrative efficiencies, primarily from eliminating duplicate functions and associated costs. Key expects that the merger will result in approximately $2.0 million of annual cost savings, which Key hopes to achieve by:

                 o eliminating duplicative administrative and executive staff ($1.5 million);

                 o    consolidating corporate headquarters ($0.250 million); and

                 o eliminating outside service costs such as travel, legal, audit and data processing costs ($0.175 million).

Columbus' reasons for the merger; recommendation of the Columbus board.

         In reaching its decision to approve the merger agreement and the merger and to recommend adoption of the merger agreement by Columbus shareholders, the Columbus board consulted with Columbus' management and its legal and financial advisors and independently considered the proposed merger agreement and the transactions contemplated by the merger agreement. In unanimously approving the merger agreement and the merger, the Columbus board of directors considered a number of various factors including those mentioned in "-- Background of the Merger" on pages 22 to 27, and the following:

        o the factors considered by the board at its July 7, 2000 meeting in deciding to pursue the offer by Key (see pages 24 and 25);

        o that Key had increased the exchange ratio after its initial formal proposal;

        o the opinion of AA Corporate Finance described below to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in its opinion, the merger consideration was fair from a financial point of view to the shareholders of Columbus (see "-- Fairness Opinion of Columbus' Financial Advisor" on pages 30 to 38);

        o that the merger will be accomplished on a tax-free basis to the shareholders for United States federal income tax purposes, except for cash received by Columbus shareholders in lieu of fractional shares;

        o the judgment, advice, and analysis of senior management of Columbus including its favorable recommendation of the merger;

        o the potential for improved trading liquidity to Columbus' shareholders;

        o the terms of the merger agreement, including the termination provisions, closing conditions and the ability of Columbus under certain conditions to consider unsolicited alternative business combination proposals and the fact that the merger agreement does not include many of the types of conditions to closing that might lend additional uncertainty to the transaction (such as consents by third parties other than shareholders). See "The Merger Agreement" on page 38, "-- Conditions to the Merger" on page 40, "-- Other Acquisition Proposals" on page 42 and "-- Termination" on page 43;

        o the process undertaken by senior management with the assistance of AA Corporate Finance to identify and solicit indications of interest from selected bidders had exhausted the field of possible acquirers and resulted in an increase in the merger consideration offered to Columbus (see "-- Background of the Merger");

        o the fact that Key's was one of only two formal proposals submitted and that no additional potential acquirer or strategic partner satisfying the board's criteria had expressed an interest in engaging in a business combination or other strategic transaction since Columbus announced its interest in a strategic combination in February 2000;

        o the market price of Key common stock over the last several years and the potential for an increase in the market price in the future, based upon the review of the confidential nonpublic data presented by Key;

        o the financial condition, results of operations, business and prospects of Key and the risks involved in developing those prospects;

        o the financial condition, results of operations, business and prospects of Columbus; and

        o the interest of Columbus' management in the merger as described in "Interests of Certain Executive Officers and Directors in the Merger" on page 46.

         The discussion of the information and factors considered by the board is not intended to be exhaustive, but includes the material factors considered by the board. In reaching its decision to approve the merger and to recommend the merger to the Columbus shareholders, the Columbus board did not view any single factor determinative and did not find it necessary or practicable to assign any relative or specific weights to the various factors considered. Furthermore, individual directors may have given differing weights to different factors.

         The Columbus board did not specifically adopt AA Corporate Finance's fairness opinion, but it did rely upon the opinion in reaching its conclusion that the merger agreement and the merger are in the best interests of Columbus and its shareholders and considered it an important but not exclusive factor in determining whether to approve the merger agreement. The board noted that the exchange ratio for the Key proposal was within the range of implied exchange ratios for the other analyses. The board also noted that the stock price analysis yielded an implied exchange ratio higher than that being offered by Key. The board further noted that the premiums paid analysis showed that the price being offered in the proposed transaction was well below the average of the selected comparison transactions, although the exchange ratio was within the implied exchange ratio range for that analysis.

         The Columbus board also identified and considered a number of negative factors in its deliberations concerning the merger, including:

        o the exchange ratio represented a discount to Columbus' current share price;

        o the fact that the market price of the Key common stock could decline, resulting in a further discount from the market price of the Columbus common stock;

        o the board's belief about the favorable long-term prospects of Key may not be realized;

        o the benefits of Columbus' long-term prospects will be shared by former shareholders of Columbus and Key, rather than solely by Columbus' existing shareholders;

        o the difficulty in managing operations in the different geographic locations in which Columbus and Key operate;



        o the risk that the expected benefits of the merger might not be fully realized; and

        o other applicable risks described in thiso prospectus/proxy statement under "Risk Factors."

         Further, the board concluded that, on balance, the potential benefits of the merger described above outweighed these risks.


         Recommendation of the Columbus Board. The Columbus board unanimously recommends that the shareholders of Columbus vote FOR adoption of the merger agreement.



Fairness Opinion of Columbus' Financial Advisor


         AA Corporate Finance was retained by Columbus to render a fairness opinion to the board of directors of Columbus as to the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to the shareholders of Columbus. AA Corporate Finance served as Columbus' financial advisor regarding the sale to Key. AA Corporate Finance is internationally recognized and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, restructurings, private placements of debt and equity and valuations for corporate and other purposes.

The Columbus board selected AA Corporate Finance as its financial advisor because of its expertise and reputation and its experience in transactions comparable to the merger. At a meeting of the Columbus board of directors held on August 28, 2000 to consider the proposed merger, AA Corporate Finance rendered to the Columbus board an oral and written fairness opinion to the effect that, as of August 28, 2000 and based upon and subject to certain matters stated therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the shareholders of Columbus.


      The full text of AA Corporate Finance's written fairness opinion dated August 28, 2000 to the board of directors of Columbus, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B. Holders of Columbus common stock are urged to read carefully this opinion in its entirety. AA Corporate Finance's fairness opinion is addressed to the board of directors of Columbus and relates only to the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view, does not address any other aspect of the proposed merger or any related transaction and does not constitute a recommendation to any shareholder with respect to any matters relating to the merger. The summary of the fairness opinion of AA Corporate Finance set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. The form and amount of the consideration to be paid by Key in the merger was determined through arm's length negotiations between Key and Columbus.

         In arriving at its opinion, AA Corporate Finance reviewed the merger agreement and certain publicly available business and financial information relating to Columbus and Key. AA Corporate Finance also reviewed certain other non-public information, provided by Columbus and Key, including the following items which AA Corporate Finance deemed to be material in its analysis:

        o Internal two-year financial forecasts (2000-2001), prepared respectively by Columbus' and Key's management;

        o Columbus' internal financial statements through and for June 30, 2000;

        o Key's internally prepared reserve report dated July 1, 2000 and the Columbus' reserve report dated July 1, 2000 as prepared by Columbus' independent engineers;

        o A Key forecast for the acquisition of Columbus (2000 - 2009);

        o Columbus' undeveloped acreage detail as of July 1, 2000; and

        o Key's (June 30, 2000) and Columbus' (May 31, 2000) outstanding options detail.

         AA Corporate Finance also met with the managements of Columbus and Key to discuss the businesses and prospects of Columbus and Key. AA Corporate
Finance also considered certain financial and stock market data of Columbus and Key and compared this data with similar data for other publicly held companies in businesses similar to Columbus and Key and considered, to the extent publicly available, the financial terms and related stock market data of certain other business combinations and other transactions recently effected. AA Corporate Finance compared the estimated net asset values of Columbus and Key based on estimated values of certain relevant assets and liabilities, and considered Columbus and Key on a pro forma, combined basis in order to estimate accretion or dilution to earnings and cash flow per share, and the effects of general and administrative expense savings and a change in accounting method (depreciation)
 . AA Corporate Finance compared the relative contribution of certain operational and financial factors of Columbus and Key to a combined entity. AA Corporate Finance also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that AA Corporate Finance deemed relevant.

         In connection with its review, AA Corporate Finance did not assume any responsibility for independent verification of any of the above public or non-public information provided to or otherwise reviewed by AA Corporate Finance and relied on such information being complete and accurate in all material respects. With respect to financial forecasts, AA Corporate Finance assumed that such forecasts were reasonably prepared by management of Columbus and Key on bases reflecting the best currently available estimates and judgments of the management of Columbus and Key as to the future financial performance of Columbus and Key and the strategic benefits anticipated to result from the merger. AA Corporate Finance assumed that the reserve reports, prepared by Key and Columbus' independent engineers, were reasonably prepared on bases reflecting the best currently available estimates and judgments of the preparers of such reports as to the oil and gas reserves of Columbus and Key. In addition, AA Corporate Finance was not requested to make and did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Columbus or Key, nor was AA Corporate Finance furnished with any such evaluations or appraisals. AA Corporate Finance's fairness opinion was necessarily based upon information available to, and financial, economic, market and other conditions as they existed and could be evaluated by, AA Corporate Finance on the date of its opinion. AA Corporate Finance did not express any opinion as to the actual value of the Key common stock when issued pursuant to the merger or the prices at which the Key common stock will trade subsequent to the merger. Although AA Corporate Finance evaluated the exchange ratio from a financial point of view, AA Corporate Finance was not requested to, and did not, recommend the specific consideration payable in the merger. The exchange ratio was determined through negotiation between Columbus and Key. AA Corporate Finance did not provide any tax or accounting advice to Columbus or its shareholders. No other limitations were imposed on AA Corporate Finance with respect to the investigations made or procedures followed by AA Corporate Finance in rendering its opinion.


         In preparing its fairness opinion to the board of directors of Columbus, AA Corporate Finance performed a variety of financial and comparative analyses, including those described below. The summary of AA Corporate Finance's analyses set forth below does not purport to be a complete description of the analyses underlying AA Corporate Finance's fairness opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its fairness opinion, AA Corporate Finance made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, AA Corporate Finance believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, AA Corporate Finance made numerous assumptions with respect to Columbus, Key, industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Columbus and Key. No company, transaction or business used in such analyses as a comparison is identical to Columbus or Key or the combined company, nor is an evaluation of the results of such analyses entirely mathematical; rather such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. AA Corporate Finance's fairness opinion and financial analyses were only two of many factors considered by the board of directors of Columbus in its evaluation of the proposed merger and should not be viewed as determinative of the views of the board of directors or management of Columbus with respect to the merger or the exchange ratio.

         The following is a summary of the material analyses performed by AA Corporate Finance in connection with its fairness opinion dated August 28, 2000.

         Comparable Transactions Analysis. AA Corporate Finance reviewed certain information from John S. Herold, Inc.'s Herold M&A Transaction Review - Upstream Analysis on 41 transactions involving Onshore Texas Gulf Coast and Rocky Mountain exploration and production assets which were announced from January 1, 1999 to August 25, 2000. These transactions are comparable to Columbus due to the similar geographic location of the reserves involved.

         As of June 30, 2000, Columbus had approximately 70% of its total un-risked proved reserves in the Onshore Texas Gulf Coast region, and 30% in the Rocky Mountain region. AA Corporate Finance calculated the weighted average reserve transaction value multiple based on total un-risked proved oil and gas reserves for the above 41 transactions. AA Corporate Finance then multiplied the weighted average reserve transaction value multiple for the Onshore Texas Gulf Coast and Rocky Mountain regions by Columbus' percentage reserves within those regions to derive an implied value ($/Mcfe).



The following summary table presents the weighted average reserve transaction value multiples and the implied value ($/Mcfe) based on Columbus' total un-risked proved reserves by region:




                                                                                               $/Mcfe
                                                             -----------------------------------------------------------------------
                                                                     Gulf Coast -                 Rocky
                                                                     Onshore                     Mountains           Implied Value
                                                             -----------------------   -----------------------   -------------------
Weighted Avg. (1/1/99-8/25/00)..............................           $0.95                     $0.69
Columbus' Total Proved Reserves.............................            70.0%                     30.0%
                                                                       -----                     -----
                                                                       $0.67                     $ 0.21                 $0.88


         The implied value of $0.88/Mcfe based on comparable transactions compares to an implied value of $1.16/Mcfe based on the merger agreement exchange ratio of 0.355x, the Key closing stock price on August 25, 2000, and Columbus' SEC Case total un-risked proved reserves as of June 30, 2000.

         In conclusion, AA Corporate Finance believes that the implied $1.16/Mcfe price paid for Columbus' reserves compares favorably to the 41 other reserve transactions in the Onshore Texas Gulf Coast and Rocky Mountain regions from January 1, 1999 to August 25, 2000 as reported in J.S. Herold, Inc.'s Herold M&A Transaction Review with a weighted average $/Mcfe price paid of $0.88.

         The SEC Case is the pre-tax present value of future net cash flows from proved reserves, discounted at 10% per year. Oil, gas and natural gas liquid prices used to calculate future revenues are based on June 30, 2000 prices held constant, except where fixed and determinable price changes are provided by contractual arrangements. Future development and production costs are also based on year-end costs and assume the continuation of existing economic conditions.

         Contribution Analysis. AA Corporate Finance analyzed the relative production, revenue, EBITDAX, discretionary cash flow, and net income contributions (adjusted for non-recurring items) of Columbus and Key to the combined company based on historical and projected financial and operational data for the twelve months ended June 30, 2000 and the years 2000 and 2001 as provided by the companies, assuming no cost savings or synergies. EBITDAX consists of earnings before interest, taxes, depreciation, amortization, exploration costs and non-recurring items. The following table illustrates the analysis described above:


                                                                        ($000s)
                                       Columbus                                 Key                    Columbus' Contribution
                           ------------------------------------  ----------------------------------      to Combined Company
                                                                                                      --------------------------
                           LTM2 6/30    2000E3       2001E       LTM 6/30      2000E       2001E      LTM 6/30   2000E    2001E
                           ---------    ------       -----       --------      -----       -----      --------   -----    -----
Total Production (MMcfe)       4,026      4,024        3,614      22,821      23,691       25,411     15.0%       14.5%    12.5%
Revenue1                     $12,645    $15,474      $14,467     $75,002     $97,271      $99,284     14.4%       13.7%    12.7%
EBITDAX                      $ 8,466    $10,896      $10,066     $59,091     $79,062      $78,392     12.5%       12.1%    11.4%
Discretionary Cash Flow      $ 9,147    $ 9,284      $10,077     $55,875     $75,401      $74,544     14.1%       11.0%    11.9%
Net Income                   $   698    $ 2,422      $ 4,248     $14,920     $27,221      $28,991      4.5%        8.2%    12.8%


--------------------------------------
1 Excluding Columbus' management/operating services revenue
2 LTM means the latest twelve months.
3 E refers to estimated.

         The contribution analysis yielded an implied exchange ratio of 0.157x to 0.593x.

         Pro Forma Merger Consequences Analysis. AA Corporate Finance evaluated the potential pro forma effect of the merger on the combined company's estimated 2001 earnings per share and cash flow per share based upon financial forecasts provided by Columbus' and Key's management and after giving effect to certain general and administrative expense savings and a change in accounting method (depreciation) as estimated by management and illustrated in the table below. Oil and gas prices used in the following financial projections are based on the NYMEX futures price as of 8/15/00 for the relevant period. Adjustments were made by Columbus' and Key's management to the oil and gas price forecasts to reflect location and quality differentials.


                                                            2001E (000s)
                                           -------------------------------------------------------
                                           Key        Columbus     Adjustments     Pro Forma          % Accretion
                                           ---        --------     -----------        Key             -----------
                                                                                   ---------          (Dilution)
                                                                                                      ----------
Revenues                                   $  99,284    $ 14,467     $     ---      $ 113,751

Leasing Operating & Production Taxes       $  18,047    $  3,301     $     ---      $  21,348
G & A                                      $    2,845   $  1,100     $    (600)     $   3,345(1)
                                          ----------   ----------    -----------     ----------

EBITDAX                                    $  78,392    $ 10,066     $     600      $  89,058

DD&A                                       $  31,417    $  3,000     $   3,959      $  38,376(2)
Exploration Expense                              ---    $    250     $    (250)     $     ---(3)
                                            ======== ============    ===========  =============

EBIT                                       $  46,975    $  6,816     $  (3,109)     $  50,682

Interest (Expense)                         $  (1,160)   $   (115)    $     ---      $  (1,275)
Interest Income                            $     202    $    150     $     ---      $     352
Other Income (Expenses)                    $     ---    $    ---     $     ---      $     ---
                                      ===========================  =============   ===========

Earnings Before Income Taxes               $  46,017    $  6,851     $  (3,109)     $  49,759

Income Tax Provision (Benefit)             $  17,026    $  2,603     $  (1,151)     $  18,479(4)
                                          ==========   ==========     ==========    =========

Net Earnings (Loss)                        $  28,991    $  4,248     $  (1,959)     $ 31,280
Average Diluted Shares                        12,742       3,752        (2,420)       14,074(5)

Diluted EPS                                $    2.28    $   1.13           N/A      $   2.22              (2.3%)
                                          ==========  ===========          ===      ========

Diluted Discretionary Cash Flow            $    5.85    $   2.69           N/A      $   6.06               3.5%
                                          ==========  ===========          ===      ========
Per Share
------------------------------------


(1)    Estimated general and administrative expense savings
(2) Estimated incremental Columbus depreciation, depletion and amortization associated with change in accounting method from successful efforts to full cost
(3) Elimination of Columbus' Exploration Expense due to change in accounting method from successful efforts to full cost
(4)    Tax effect of adjustments 1 through 3 at an assumed tax rate of 37%
(5) Elimination of Columbus shares outstanding in excess of Key shares issued in the Merger

         The conclusion of the analysis indicated that the proposed merger would be dilutive to Key's per share earnings and accretive to per share discretionary cash flow for 2001, assuming that the merger is accounted for as a purchase under generally accepted accounting principles. The actual results achieved by the combined company may vary from projected results and the variations may be material.

         Net Asset Value (NAV) Analysis. AA Corporate Finance estimated the present value of the future before-tax cash flows that Columbus could be expected to generate from its proved reserves, under four oil and gas price scenarios (Case I, Case II, Case III and Case IV, the pricing scenarios), as of June 30, 2000 based on reserve, production and production cost estimates and a range of discount rates, all as provided by Columbus management and Columbus' independent engineers, Reed W. Ferrill and Associates, Inc., and as discussed with Key management. AA Corporate Finance added to such estimated values for proved reserves assessments of the value of certain other assets, liabilities, and sources of value of Columbus, including undeveloped acreage, operating and management services cash flow, cash and outstanding debt. These assessments were made by AA Corporate Finance based on information provided by Columbus' management and on various industry benchmarks and assumptions provided by Columbus' management and discussed with Key's management.

         AA Corporate Finance evaluated the present value of the future before-tax cash flows that Key could be expected to generate from proved reserves, under the pricing scenarios, as of June 30, 2000 based on reserve, production and production cost estimates and a range of discount rates, all as provided by Key management and as discussed with Columbus' management. This evaluation was net of values for assets and liabilities for undeveloped acreage, other long-term assets and liabilities, working capital and outstanding debt, all as provided by the companies and taking into consideration various industry benchmarks and assumptions provided by Key management and discussed with Columbus' management.



         Case I oil and gas prices were based on the Nineteenth Annual Society of Petroleum Evaluation Engineers Survey of Economic Parameters Used in Property Evaluation dated June 2000. Adjustments were made by Key and Columbus' independent engineers to the oil and gas price forecasts to reflect location and quality differences.

         Case II oil and gas price forecasts in the Pricing Scenarios were based on NYMEX WTI (West Texas Intermediate) oil and Henry Hub gas prices as of August 15, 2000. Adjustments were made by Key and Columbus' independent engineers to the oil and gas price forecasts to reflect location and quality differentials. Beginning in 2004, the WTI oil and Henry Hub gas prices for the year 2004 were assumed to escalate at 3% per year over the NYMEX WTI and Henry Hub oil and gas prices for the prior year.

         Case III oil and gas price forecasts in the Pricing Scenarios were based on the Third Quarter, 2000 Randall & Dewey, Inc. Acquisitions Review Industry Group price survey. Adjustments were made by Key and Columbus' independent engineers to the oil and gas price forecasts to reflect location and quality differences.

         Case IV oil and gas price forecasts in the Pricing Scenarios were based on the July 2000 Madison Energy Advisors, Inc. Quarterly Pricing Poll. Adjustments were made by Key and Columbus' independent engineers to the oil and gas price forecasts to reflect location and quality differences.

         The following table illustrates the four scenarios described above:


                                                                                       Columbus
                                                Case I                   Case II                Case III              Case IV
                                                -------                  -------                ---------             -------
                                              (PV-10)   (PV-15)   (PV-10)     (PV-15)   (PV-10)    (PV-15)   (PV-10)  (PV-15)
                                              -------   -------   -------     -------
Net Asset Value ($000s)                    $14,718     $13,234  $  25,117  $22,699     $21,847   $19,639     $25,195  $22,406
Basic Shares Outstanding (000s)              3,744       3,744     3,744     3,744       3,744     3,744       3,744    3,744
Diluted Shares Outstanding (000s)           3,796        3,796     3,796     3,796       3,796     3,796       3,796    3,796
                                            ------
Basic NAV per Share                        $  3.93     $  3.53  $  6.71    $ 6.06      $  5.83   $  5.24     $  6.73$    5.98
Diluted NAV per Share                      $  3.88     $  3.49  $  6.62    $ 5.98      $  5.75   $  5.17     $  6.64     5.90

                                                                                          Key
                                                     Case I               Case II             Case III             Case IV
                                               -----------------    ----------------     -----------------     -------------------
                                              (PV-10)     (PV-15)   (PV-10)   (PV-15)    (PV-10)    (PV-15)    (PV-10)      (PV-15)
                                              -------     -------   -------   -------
Net Asset Value ($000s)                    $ 142,625   $ 116,427  $183,801  $153,976   $153,753   $128,477  $ 181,535    $ 150,129
Basic Shares Outstanding (000s)               12,274      12,274    12,274    12,274     12,274     12,274     12,274       12,274
Diluted Shares Outstanding (000s)            12,764       12,764    12,764    12,764     12,764     12,764     12,764       12,764
                                            --------
Basic NAV per Share                        $  11.62    $    9.49  $  14.97  $  12.54   $  12.53   $  10.47  $   14.79    $   12.23
Diluted NAV per Share                      $  11.17    $    9.12  $  14.40  $  12.06   $  12.05   $  10.07  $   14.22    $   11.76

Implied Exchange Ratio (KP:EGY) - Basic       0.338x      0.373x    0.448x    0.483x     0.466x     0.501x     0.455x       0.489x
Implied Exchange Ratio (KP:EGY) - Diluted     0.347x      0.382x    0.459x    0.496x     0.478x     0.514x     0.467x       0.502x




Note: PV-10 is the standardized measure of discounted (at 10% per year) future net pretax cash flows. PV-15 is the standardized measure of discounted (at 15% per year) future net pretax cash flows.

         The NAV analysis resulted in an implied exchange ratio range of 0.338x to 0.514x.

         Premiums Paid Analysis. AA Corporate Finance calculated the implied premium (or discount) being paid in the merger based on the exchange ratio of 0.355x Key common shares for each Columbus common share, the August 25, 2000 closing price of Key common shares and the price of Columbus common shares on certain dates. AA Corporate Finance compared these results to 14 other selected mergers and acquisitions involving publicly traded target companies. These transactions were primarily selected within the oil and gas exploration and production industry, occurring after 1995, with a total transaction value of less than $250 million. Premiums (or discounts) paid were calculated using the per share value of the consideration paid by the acquirer to the shareholders of the target companies (closing price as of the day prior to the announcement date if a stock for stock exchange.) The following table presents the premium (or discount) paid in the selected transactions as compared to the merger:



                                                      Prior to Announcement
                                                                                                       52-Week
                                1 Day     7 Days      30 Days     60 Days     90 Days     1  Year      High
                             ----------- ----------- ----------- ----------- ----------- ----------- -----------
Key Production/ Columbus.....  (4.9%)      (2.1%)      (1.2%)      (8.3%)      9.6%        7.3%        (11.6%)
Selected Transactions
         Average.............  14.8%       17.8%       23.5%       25.4%       32.8%       20.9%       (14.7%)
         High................  38.1%       41.3%       63.0%       83.0%       95.2%       91.3%       24.1%
         Low.................  (9.5%)      (9.5%)      (3.2%)      (37.3%)     (51.1%)     (79.9%)     (80.5%)



AA Corporate Finance applied the average premium (or discount) paid in the selected transactions to the respective historical stock prices of Columbus. This resulted in an implied exchange ratio of 0.343x to 0.486x.

         AA Corporate Finance determined that the premium (discount) to be paid in the merger is within the range of the low and high of the 14 selected transactions for all time periods analyzed. AA Corporate Finance determined that the fact that it is generally in the lower half of the range appears reasonable based on the following:

         o the downward revisions to proved reserves reflected in Columbus' June 30, 2000 Reserve Report (independently prepared by Reed W. Ferrill and Associates, Inc.);

         o     lack of market liquidity in Columbus' common stock; and

         o the market's expectation of the proposed sale resulting from the announcement made by Columbus regarding its intent to explore strategic alternatives maximizing shareholder value, including consideration of possibly selling the company or finding a merger partner and updates regarding this process prior to announcement of the merger on August 28, 2000.

As such, AA Corporate Finance determined that the premiums paid analysis for the 90 days and 1-year time periods is more relevant.

         Stock Price Ratio History Analysis. AA Corporate Finance reviewed the daily historical closing prices of the common stock of Columbus and Key for the period from August 28, 1999 to August 25, 2000. AA Corporate Finance analyzed the ratio of the August 25, 2000 closing share price for Columbus to the corresponding closing share price of Key. In addition, AA Corporate Finance reviewed the ratio of average closing share prices for Columbus and Key for periods 7-days, 30-days, 60-days and 90-days prior to August 28, 2000. AA Corporate Finance also reviewed the ratio of Columbus' and Key's 52-week high common share price prior to August 28, 2000.

                                                                 (KP:EGY)
                                                            Implied Historical
                                                              Exchange Ratio
1 Day Prior to August 28, 2000............................            0.373x
Average Stock Price Ratio

7 Days Prior to August 28, 2000...........................            0.366x
30 Days Prior to August 28, 2000..........................            0.396x
60 Days Prior to August 28, 2000..........................            0.400x
90 Days Prior to August 28, 2000..........................            0.405x

Ratio of Stock Price 52-Week High.........................            0.365x


         The stock price ratio history analysis implied an exchange ratio range of 0.365x to 0.405x.

         Although the Stock Price Ratio History Analysis is commonly used as a method of evaluating transaction fairness, it relies upon the public market's perception of the equity value of Columbus and Key over the time period analyzed. The public market's perception of value does not always accurately reflect information about those assets, liabilities and operations. Stock price levels can also be affected by numerous factors, including but not limited to level of trading volume, level of market float, press releases and other shareholder communication, and expectations of future earnings and cash flow levels. As such, AA Corporate Finance did not rely solely upon the results of this analysis.

         Comparable Company Trading Analysis. With respect to Columbus, AA Corporate Finance reviewed the public stock market trading multiples for selected comparable exploration and production companies. Using publicly available information, AA Corporate Finance calculated and analyzed the common equity market value multiples of certain historical and projected financial results (such as net income and discretionary cash flow, adjusted for non-recurring items) and the adjusted enterprise value multiples of certain historical and projected financial results (such as EBITDA (as defined below) and quantity of proved oil and gas reserves). EBITDA consists of earnings before interest, taxes, depreciation and amortization. The adjusted enterprise value of each company was obtained by adding long-term debt to the sum of the market value of its common equity, the value of its preferred stock (market value if publicly traded, conversion value, liquidation value, or book value if not) and the book value of any minority interests minus the cash balance.

         With respect to Key, AA Corporate Finance reviewed the public stock market trading multiples for selected exploration and production companies. These companies were primarily selected for comparability based on geographic location, oil/gas composition of proved reserves, and size. Using publicly available information, AA Corporate Finance calculated and analyzed the common equity market value multiples of certain historical and projected financial results (such as net income and discretionary cash flow, adjusted for non-recurring items) and the adjusted enterprise value multiples of certain historical and projected financial results (such as EBITDA and quantity of proved oil and gas reserves). The adjusted enterprise value of each company was obtained by adding long-term debt to the sum of the market value of its common equity, the value of its preferred stock (market value if publicly traded, conversion value, liquidation value, or book value if not) and the book value of any minority interests minus the cash balance.

         The comparable company trading analysis implied an exchange ratio of 0.285x to 1.163x.


         Because of the inherent differences between the businesses, operations and prospects of Columbus and Key and the businesses, operations and prospects of the companies included in the comparable company groups, AA Corporate Finance believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly, also made qualitative judgements concerning differences between the financial and operating characteristics of Columbus and Key and companies in the comparable company groups that would affect the public trading values of Columbus and Key and such comparable companies.


         Pursuant to the terms of AA Corporate Finance's engagement, AA Corporate Finance received a fee of $250,000 for its services in connection with the delivery of its fairness opinion. Columbus also has agreed to reimburse AA Corporate Finance for reasonable out-of-pocket expenses incurred by AA Corporate Finance in performing its services, including reasonable fees and expenses for legal counsel and any other advisor retained by AA Corporate Finance, and to indemnify AA Corporate Finance and certain related persons and entities against certain liabilities under the federal securities laws arising out of AA Corporate Finance's engagement. AA Corporate Finance is continuing to provide financial advisory services to Columbus with respect to the merger and will receive a value-added fee for its services in the range of $280,000 to $320,000 upon successful completion of the merger, in addition to a retainer of $25,000 paid upon its engagement.


                              The Merger Agreement

         This section describes various material provisions of the merger agreement. Because the description of the merger agreement contained in this proxy statement/prospectus is a summary, it does not contain all the information that may be important to you. You should read carefully the entire agreement and plan of merger attached as Annex A to this proxy statement/prospectus before you decide how to vote.

General


         As of the effective time of the merger, two things will happen.

          o First, Key Acquisition Two, Inc., a newly formed Colorado corporation, wholly owned by Key, will be merged into Columbus. Columbus will continue as the surviving corporation and will become a wholly owned subsidiary of Key.

         o Second, the outstanding shares of Columbus common stock will be converted into shares of Key common stock, based on the exchange ratio.


      The articles of incorporation of Columbus will be the articles of incorporation of the surviving corporation. The directors and officers of Key Acquisition Two, Inc. will be the directors and officers of the surviving corporation.

Closing of the merger; effective time of the merger

         Closing of the merger. Unless Key and Columbus agree otherwise, the merger will close as soon as practicable (but in any event within two business days) after the date on which all closing conditions have been satisfied or waived. We expect the closing to take place after the shareholders of Columbus approve the merger at its special meeting of shareholders.

         Effective time of the merger. At the closing of the merger, Key and Columbus will file articles of merger with the Colorado Secretary of State. Unless Key and Columbus agree otherwise, the merger will become effective at the time the certificate is filed.

Consideration to be received in the merger

         In the merger, without any action on the part of the Columbus shareholders, the issued and outstanding shares of Columbus capital stock will be treated as follows:


         o each outstanding share of Columbus common stock will be converted into 0.355 shares of Key common stock;

         o each share of Columbus common stock owned or held by Key or Columbus or their wholly owned subsidiaries, including treasury stock, will be canceled and retired;

         o each option to purchase shares of Columbus Common Stock that is outstanding immediately prior to the closing shall be converted into a fully vested option to purchase 0.355 shares of Key common stock for each Columbus share covered by the option. The converted options will be on the same terms, except that they will be exercisable for only 12 months after closing and any Columbus options that are incentive stock options may cease being incentive stock options as a result of the conversion. Key will use its best efforts to cause the exercise of the options to be registered on Form S-8 prior to the time that the exercise price of the options is less than the market price of the stock covered by the options.

Exchange of shares; fractional shares

         Exchange agent. Prior to the merger, Key will appoint Continental Stock Transfer & Trust Company of New York to exchange the certificates representing shares of Columbus common stock for certificates representing shares of Key common stock and the cash to be paid in lieu of fractional shares of Key common stock. Key will deposit, for the benefit of holders of Columbus common stock, certificates representing Key common stock with the exchange agent for conversion of shares as described below.

         Exchange agent; exchange of shares. Promptly after the merger, the exchange agent will mail to each holder of certificates representing Columbus common stock a transmittal letter and instructions explaining how to surrender their certificates to the exchange agent.

         Columbus shareholders who surrender their stock certificates to the exchange agent, together with a properly completed and signed transmittal letter and any other documents required by the instructions to the transmittal letter, will receive Key common stock certificates representing the number of shares that each holder is entitled to in accordance with the exchange ratio, with a check representing the amount of cash being paid in lieu of fractional shares of Key common stock. Holders of unexchanged Columbus stock certificates will not receive any dividends or other distributions made by Key after the merger until their stock certificates are surrendered. Upon surrender, subject to applicable laws, those holders will receive all dividends and distributions made subsequent to the merger (with a record date also subsequent to the merger) and prior to surrender on the related shares of Key common stock, less the amount of any withholding taxes, together with a check representing the amount of cash in lieu of fractional shares of Key common stock, in each case without interest. Any shares of Key common stock to be issued in the merger or funds set aside by

Key to pay cash in lieu of fractional shares in connection with the merger or to pay dividends or other distributions on shares of Key common stock to be issued in the merger that are not claimed within one year after the merger will be delivered to Key. Thereafter, Key will act as the exchange agent and former shareholders of Columbus may look only to Key for payment of their shares of Key common stock, cash in lieu of fractional shares and unpaid dividends and distributions. Key will not be liable to any former holder of Columbus common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         Columbus stock certificates should not be returned with the enclosed proxy card. A transmittal letter and accompanying instructions will be provided to Columbus shareholders following the merger.

         Fractional shares. No fractional shares of Key common stock will be issued to holders of Columbus common stock. In lieu of fractional shares, each holder of shares of Columbus common stock otherwise entitled to a fractional amount will receive by cash, check or other form of payment an amount representing the fractional amount multiplied by the closing sales price of Key common stock as reported on the New York Stock Exchange for the effective date of the merger (or, if there is no trading activity in Key common stock on the New York Stock Exchange on that date, the first date of trading of Key common stock on the New York Stock Exchange after the effective date of the merger).


         Key will deposit the necessary cash with the exchange agent to forward to holders in lieu of fractional shares of Key common stock.

Conditions to the merger


         The obligations of Key and Columbus to complete the merger are subject to a number of conditions, including the following, unless waived:

          o    approval by Columbus' shareholders;

          o    the absence of any law or court order prohibiting the merger;

          o the approval for listing on the New York Stock Exchange of the Key shares to be issued in the merger;

          o there must not be a material adverse change in either party's business or financial condition; and

         o the continued accuracy of each company's representations and warranties and the compliance by each company with its covenants and agreements contained in the merger agreement




         The board of directors of either Key or Columbus may choose to complete the merger even though a condition to that company's obligation has not been satisfied if the Columbus shareholders have approved the merger and the law allows the board to do so.

Representations and warranties

         The merger agreement contains representations and warranties by Key and Columbus as to themselves and their subsidiaries concerning, among other things:

          o    organization, standing and authority;

          o corporate authorization to enter into the merger and related transactions;

          o    capital structure;

          o    significant subsidiaries;

          o the absence of defaults caused by execution of the merger agreement;

          o    compliance with agreements, court orders and laws;

          o    accuracy of financial statements and reports filed with the SEC;

          o    the absence of material litigation;

          o    the absence of certain changes or events;

          o    tax matters;

          o    employee benefits and labor matters;

          o the absence of violations or liabilities under environmental laws;

          o    good title to properties;

          o    futures or options trading;

          o    insurance matters;

          o    material contracts;

          o    fees of financial advisors and others;  and

          o    receipt of Columbus' financial advisor's fairness opinion.



Certain covenants

         Prior to the merger, each of Key and Columbus agreed to conduct its operations in the ordinary course in substantially the same manner as previously conducted and to use reasonable efforts to preserve substantially intact its business organization and keep available the services of its respective officers and maintain satisfactory relationships with its material customers and suppliers and maintain its assets and insurance.


         With certain exceptions, the merger agreement places specific restrictions on the ability of Key to, among other things:

         o pay dividends or redeem capital stock or split, combine or reclassify any capital stock or any other securities in substitution for capital stock;

         o take any action which would result in a failure to maintain the trading of Key's common stock on the New York Stock Exchange;

          o    adopt any amendments to its charter or bylaws;


         With certain exceptions, the merger agreement places specific restrictions on the ability of Columbus to, among other things:


         o pay dividends or redeem capital stock or split, combine or reclassify any capital stock or any other securities in substitution for capital stock;

          o    adopt any amendments to its charter or bylaws;

          o increase the compensation or benefits of any director or executive officer;

         o except for outstanding options, issue capital stock or amend or accelerate options;

          o acquire businesses or entities without the consent of the other party;

          o dispose of material assets, except for dispositions of oil and gas production in the ordinary course of business and consistent with past practice and except for the sale of limited amounts of oil and gas properties;

          o except as may be required by a change in law or in generally accepted accounting practices, change any of its accounting methods or make or rescind tax elections;

          o borrow money, except in the ordinary course of business consistent with past practice and in no event in excess of $100,000 in the aggregate;

         o enter into any material contract that provides for an exclusive arrangement with that third party or is substantially more restrictive on Columbus or substantially less advantageous to Columbus than present contracts; or

          o approve authorizations for expenditures or agreements to acquire property in excess of $30,000 .


         The merger agreement contains additional agreements relating to, among other things:


          o the preparation, filing and distribution of this document and Key's filing of the registration statement on Form S-4 of which this document is a part;

          o the recommendation of the merger by Columbus' board of directors to its shareholders;

          o    convening and holding the Columbus shareholders meeting;

          o   access to information;

          o   public announcements;

          o   mutual notification of specified matters;

          o   indemnification of Columbus' officers and directors;

          o   agreements as to certain employee benefits matters; and

          o absence of actions or omissions that would result in the merger not qualifying as a reorganization under Section 368(a) of the Internal Revenue Code.


AA Corporate Finance fairness opinion update

         At any time up to 10 days prior to the date of the Columbus shareholders meeting, either Columbus or Key may request that AA Corporate Finance update its fairness opinion to the board of directors of Columbus that the exchange ratio pursuant to the merger agreement is fair from a financial point of view to the shareholders of Columbus. Columbus will pay the fee for the update.

Other acquisition proposals

         Columbus has agreed that it will not initiate, solicit or encourage any proposal relating to a merger, business combination, sale of 20% of the assets of Columbus or acquisition of 20% of the outstanding Columbus stock, and Columbus will promptly notify Key of all relevant terms of any proposals Columbus receives.


         The board of directors of Columbus may nevertheless negotiate with any person in an unsolicited bona fide proposal in writing, and may withdraw its recommendation of the Key merger, if the board determines that the proposal is materially more favorable to the shareholders of Columbus.


         As described further in the next two sections, Columbus has the right to terminate the merger agreement in order to accept a superior acquisition proposal, subject to the payment of a termination fee and expenses. See "--Termination Fees and Expenses" on page 43.


Termination

         Prior to the merger, the merger agreement may be terminated:


          o    by mutual written consent of Key and Columbus;

          o    by either Key or Columbus if:

                   o certain material breaches of covenants or representations in the merger agreement by the other party;

                   o a court or other governmental authority permanently prohibits the merger;

                   o the merger is not completed by December 31, 2000, subject to extension to March 31, 2001 if regulatory approvals are not received;

                   o the Columbus shareholders fail to give the required approvals; or

                   o the board of directors of Columbus withdraws its recommendation that the Columbus shareholders approve the merger if there exists at such time a competing transaction or if the board recommends approval of a competing transaction;

          o    by Columbus if:

                  o Columbus' investment adviser is requested to deliver an updated fairness opinion to the board of directors of Columbus that the exchange ratio pursuant to the merger agreement is fair from a financial point of view to the shareholders of Columbus, and fails to do so;

          o    by Key if:

                  o the Columbus board of directors withdraws or changes its recommendation of the merger or recommends to the Columbus shareholders a competing transaction;

                  o a tender offer for 20% or more of the outstanding shares of capital stock of Columbus is commenced and the Columbus board does not recommend against it; or

                  o any person or group acquires or has the right to acquire beneficial ownership of 20% or more of Columbus' stock.


Termination fees and expenses


      Termination Fees. If Key terminates the merger agreement upon any of the following events, then Columbus must pay to Key a fee of $1,000,000:

         o Columbus has willfully breached any representation or agreement and has initiated, solicited or encouraged a competing transaction that occurs or is agreed upon within 12 months after the date of termination;

         o the Columbus shareholders do not approve the merger and at the time of the shareholder meeting a competing transaction has been proposed; or

         o Columbus' board withdraws its recommendation of the Key merger and at the time of the termination a competing transaction has been proposed; or

         o a tender offer for 20% or more of the outstanding shares of capital stock of Columbus is commenced and the Columbus board does not recommend against it; or

         o any person or group acquires or has the right to acquire beneficial ownership of 20% or more of Columbus' stock; or

         o AA Corporate Finance is requested to deliver an updated fairness opinion to the board of directors of Columbus that the exchange ratio pursuant to the merger agreement is fair from a financial point of view to the shareholders of Columbus, and fails to deliver the updated fairness opinion and at the time of the termination a competing transaction has been proposed.


         If Key terminates the merger agreement upon either of the following events, then Columbus must pay to Key its out-of-pocket expenses incurred in connection with the merger:


          o the Columbus shareholders do not approve the merger and at the time of the shareholder meeting no competing transaction has been proposed; or

         o AA Corporate Finance is requested to deliver an updated fairness opinion to the board of directors of Columbus that the exchange ratio is fair from a financial point of view to the shareholders of Columbus and fails to do so and at the time of the shareholder meeting no competing transaction has been proposed.


         If Columbus terminates the merger agreement upon a willful breach of any representation or agreement of Key, then Key must pay to Columbus a fee of $1,000,000.


         The termination fees and expenses were intended to increase the likelihood that Key and Columbus will complete the merger. The termination fees and expenses have the effect of making an acquisition of Columbus by a third party more costly. Accordingly, the termination fees and expenses may have the effect of discouraging a third party from proposing a competing transaction, including one that might be more favorable to Columbus shareholders than the merger.

         Merger costs. Columbus expects to incur approximately $2,000,000 of nonrecurring business combination costs, primarily related to financial advisor expenses, severance, legal and accounting fees, financial printing expenses and other related charges.

         Other expenses. All costs and expenses incurred in connection with the merger agreement and related transactions will be paid by the party incurring them, except that printing and mailing costs will be shared one-third by Columbus and two-thirds by Key, and termination fees and expenses will be paid as provided above in "--Termination Fees and Expenses" on page 43.


Amendment; extension and waiver

         Amendment. Subject to the next sentence, the merger agreement may be amended at any time with the consent of the Key board and the Columbus board. If the merger agreement has been approved by the Columbus shareholders, then it cannot be amended subsequently without obtaining any further shareholder approval required by law.

         Extension and waiver. At any time prior to the completion of the merger, each of Key and Columbus may, to the extent permitted by law, grant the other party additional time to perform its obligations under the merger agreement, may waive any inaccuracies in the representations and warranties of the other party and may waive compliance with any agreements or conditions for the benefit of that party.

Stock exchange listing

         Key has agreed to use all reasonable efforts to cause the shares of Key common stock to be issued in the merger to be approved for listing on the New York Stock Exchange prior to the closing.


Regulatory  approval


         No federal or state regulatory requirements must be complied with or approval obtained in connection with the merger.


Accounting  treatment

         The merger will be accounted for under the "purchase" method of accounting. This means that Key will record the excess of the purchase price of Columbus over the fair market value of Columbus' assets as goodwill.


No  appraisal rights

         Holders of Columbus common stock are not entitled to dissenters' appraisal rights under Colorado law in connection with the merger because the Columbus common stock was listed on the American Stock Exchange on the record date for the special meeting.


             Information Regarding Directors, Executive Officers and
                            Five Percent Shareholders


         The board of directors and officers of the combined company will consist of the current directors and officers of Key. Information about Key's officers and directors and principal shareholders can be found in its 1999 Form 10-K and proxy statement for its 2000 annual meeting that are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 52. The combined company may determine to offer employment to some Columbus employees.

         Information concerning directors and officers of Columbus, executive compensation and ownership of Columbus common stock by management and principal shareholders of Columbus is contained in Columbus' proxy statement dated March 27, 2000 that is incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 52.

                     Interests of Certain Executive Officers
                           and Directors in the Merger


         When considering the recommendation of the Columbus board of directors, you should be aware that some of Columbus' directors and executive officers have interests in the merger that are different from your interests.

         All directors and executive officers hold options to purchase shares of Columbus common stock, which are fully vested and exercisable. These options will be assumed by Key and converted into options to purchase a number of shares of Key common stock determined by multiplying the number of shares of Columbus common stock subject to the option by .355 rounded to the nearest whole number of shares. The per share exercise price of the Key common stock options will be equal to the exercise price per share of the Columbus common stock option divided by .355, rounded to the nearest one-hundredth cent. The options will be exercisable for a period of 12 months after the effective date of the merger. The terms and conditions of each option will remain the same as they were prior to the effective time of the merger, except for the exercise period and except that all options will become non-qualified options.

         The following table sets forth information concerning individual grants of stock options to Columbus' executive officers and directors which will be converted into Key stock options at the effective date:


                                                                                            Number of                Exercise Price
               Name                                       Title                          Columbus Shares               ($/Share)
-------------------------------------    ---------------------------------------   ---------------------------   -------------------
Harry A. Trueblood, Jr.                    Chairman of the Board,                    50,000                        $6.125
                                           President and Chief Executive             32,000                        7.00
                                           Officer

Clarence H. Brown                          Director, Executive Vice                  26,620                        6.1233
                                           President and Chief Operating             20,000                        6.125
                                           Officer                                   20,000                        7.00

J. Samuel Butler                           Director                                  12,000                        6.125

William H. Blount, Jr.                     Director                                  12,000                        6.125

Jerol M. Sonosky                           Director                                  12,000                        6.125

Ronald H. Beck                             Vice President and Chief                  16,000                        6.125
                                           Financial Officer                         13,000                        7.00

Michael M. Logan                           Vice President of Corporate               16,000                        6.125
                                           Development and  Marketing                13,000                        7.00
                                           and Corporate Secretary

James P. Garrett                           Treasurer                                 9,983                         6.1233
                                                                                     12,000                        6.125
                                                                                     10,400                        7.00

         Columbus has a separation pay policy that provides for payments to officers and employees who are terminated within six months after a change of control of Columbus. The merger will constitute a change in control under this policy. An officer with more than 36 months of service will receive three months salary plus an additional three weeks of pay for each full year of service. All officers have more than 36 months of service. The severance pay rate will be calculated on the basis of the average weekly salary received during the 52 weeks immediately preceding such termination. The following table shows the amounts that may be received by Columbus' executive officers as of November 30, 2000 under this policy:


Harry A. Trueblood                 $182,532
Clarence H. Brown                  $126,034
Michael M. Logan                   $127,340
Ronald H. Beck                     $127,340
James P. Garrett                   $ 67,003




With respect to Messrs. Trueblood and Brown, the amounts in the table above have been approved by the board as retirement pay and accrued in Columbus' historical financial statements and will be paid upon retirement from Columbus even if the merger is not completed.



            Material United States Federal Income Tax Considerations


         The following discussion summarizes the opinion of counsel to Columbus concerning the material United States federal income tax consequences of the merger to a United States shareholder of Columbus holding shares of Columbus common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code at the effective time of the merger. The opinion is filed as an exhibit to the registration statement of which this prospectus is a part.


         This discussion does not address all aspects of federal taxation that may be relevant to particular shareholders of Columbus in light of their personal circumstances or to shareholders of Columbus subject to special treatment under the Internal Revenue Code, including, without limitation, financial institutions or trusts; tax-exempt entities; insurance companies; traders that mark to market; dealers in securities or foreign currencies; shareholders who received their Columbus stock through an exercise of employee stock options or otherwise as compensation; shareholders who are foreign corporations, foreign partnerships, or other foreign entities, or individuals who are not citizens or residents of the



U.S.; and shareholders who hold Columbus stock as part of a hedge, straddle or conversion transaction. In addition, the discussion does not address any state, local or foreign tax consequences of the merger. Finally, the tax consequences to holders of stock options or restricted stock are not discussed.


         This discussion is based on the Internal Revenue Code, the United States Department of Treasury regulations and administrative rulings and judicial decisions all as in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change, possibly with retroactive effects, and which are subject to differing interpretations. No ruling has been or will be sought from the IRS concerning the tax consequences of the merger. Columbus shareholders are urged to consult their tax advisors regarding the tax consequences of the merger to them, including the effects of United States federal, state, local, foreign and other tax laws.

         Tax Consequences of the Merger.

Sherman & Howard L.L.C. has delivered its opinion to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, subject to the assumptions, limitations, qualifications and other considerations described below under "--Considerations with Respect to Opinions."

                               As a reorganization under Section 368(a),

          o    Columbus will not recognize any gain or loss on the merger;

          o no gain or loss will be recognized by a Columbus shareholder as a result of the receipt solely of shares of Key common stock pursuant to the merger, except to the extent of any cash received in lieu of fractional shares of Key common stock;

          o a Columbus shareholder who receives cash in lieu of a fractional share of Key common stock will be treated as if the shareholder received the fractional share and then sold the share back to Key. The shareholder will in general recognize gain or loss on the sale of the fractional share equal to the difference between (a) the amount of cash received for the fractional share and (b) the shareholder's tax basis in the fractional share;

          o a Columbus shareholder's aggregate tax basis in the Key common stock received pursuant to the merger will initially be (a) equal to the shareholder's aggregate tax basis in that shareholder's Columbus common stock immediately prior to the merger (b) reduced by the amount of basis allocable to the fractional share, as described above;

          o a Columbus shareholder's holding period for Key common stock received in exchange for Columbus common stock pursuant to the merger will include the holding periods of that shareholder's Columbus common stock surrendered in the merger; and

          o Columbus shareholders must retain records and file a statement setting forth facts pertinent to the merger with their United States federal income tax returns, including a statement of the cost or other basis of their Columbus common stock transferred pursuant to the merger and a statement in full of the amount of stock and other property or money received in the merger.


         Considerations with Respect to Opinions. The tax opinion of Sherman & Howard L.L.C. and the foregoing summary of the U.S. federal income tax consequences of the merger are and will be subject to assumptions, limitations and qualifications and are based on current law and, among other things, representations of Columbus and Key, including representations made by the respective managements of Columbus and Key. An opinion of counsel is not binding on the IRS and does not preclude the IRS from adopting a contrary position. In addition, if any of the representations or assumptions are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

         Unless you comply with certain reporting and/or certification procedures or are an exempt recipient under applicable provisions of the Internal Revenue Code and Treasury regulations, cash payments in exchange for your Columbus common shares in the merger may be subject to "backup withholding" at a rate of 31% for federal income tax purposes. Any amounts withheld under the backup withholding rules may be allowed a refund or credit against the holder's federal income tax liability, provided the required information is furnished to the IRS.


         The tax consequences of the merger to you may be different from those summarized above, based on your individual situation. Accordingly, Columbus shareholders are strongly urged to consult with their tax advisors with respect to the particular United States federal, state, local or foreign and other applicable tax laws and the effect of any proposed changes in the tax laws or other tax consequences of the merger to them.


         Non-U.S. Shareholders. Because Columbus will likely be considered a "United States real property holding corporation" under Section 897 of the Code, foreign shareholders of Columbus (including non-resident alien individuals, foreign corporations, partnerships with foreign partners, and certain other foreign persons) generally will be taxable (at rates and in the manner applicable to United States citizens and domestic corporations) upon the receipt of the Key common stock and cash those shareholders receive in the exchange. Furthermore, Key generally will be required to withhold 10% (and in certain circumstances up to 35%) of the amount of such consideration paid to such foreign shareholders. The amount withheld can be credited against the amount of tax that is due upon the exchange. As noted above, however, this discussion does not purport to describe all of the tax consequences for foreign shareholders that may arise upon the exchange, and therefore such shareholders are strongly urged to consult their tax advisors with respect to these matters.

                        Comparison of Shareholder Rights

         Columbus is a Colorado corporation and the rights of its shareholders are covered by the Colorado Business Corporation Act (CBCA) and the articles of incorporation and bylaws of Columbus. Key is a Delaware corporation and the rights of its stockholders are governed by the Delaware General Corporation Law
(DGCL) and the certificate of incorporation and bylaws of Key. By the merger agreement, the Columbus shareholders will become Key stockholders and as such their rights will be governed by the DGCL and the Key certificate of incorporation and bylaws.

Significant Differences Between the Corporation Laws of Colorado and Delaware

         The corporation laws of Colorado and Delaware differ in many respects. Provisions that could materially affect the rights of shareholders are discussed below.


Dividends and Repurchases of Shares

Colorado

Colorado law dispenses with the concepts of par value of shares as well as statutory definitions of capital, surplus and the like. Colorado law permits a corporation to declare and pay dividends unless, after giving it effect:

       o the corporation would not be able to pay its debts as they become due in the usual course of business, or

       o the corporation's total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights that are superior to those receiving the distribution.

Delaware

The concepts of par value, capital and surplus are retained under Delaware law. Delaware law permits a corporation to declare and pay dividends out of surplus or if there is not surplus, out of net profits for the fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.

Appraisal/Dissenters' Rights

Colorado

Colorado law permits a shareholder of a corporation participating in certain major corporate transactions to, under varying circumstances, assert appraisal/dissenters' rights by which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transactions. Colorado law provides that dissenters' rights are generally available for mergers, statutory share exchanges and sales, leases, exchanges or other dispositions of all or substantially all of the property of a corporation or of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote on the consent of the corporation to the disposition under state law.

Delaware

Delaware law provides that dissenters' rights are generally available only for mergers.


Advance Notice of Meeting

Colorado

Colorado law requires that shareholders be provided prior written notice no more than 60 days nor less than ten days before the date of a meeting of shareholders; provided that if the number of authorized shares is to be increased, at least 30 days' notice must be given.

Delaware

Delaware law requires that stockholders be provided prior written notice no more than 60 days nor less than ten days before the date of the meeting of stockholders.


Shareholder Consent in Lieu of Meeting

Colorado

Under Colorado law, unless otherwise provided in the articles of incorporation, any action required to be taken or which may be taken at an annual or special meeting of shareholders may be taken without a meeting if a consent in writing is signed by the holders of all of the outstanding stock entitled to vote. Columbus' articles of incorporation do not prohibit such action.

Delaware

Under Delaware law, unless otherwise provided in the certificate of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. Key's certificate of incorporation permits stockholder action by written consent.

Shareholder Derivative Suits

Colorado

Derivative actions may be brought in Colorado by a shareholder on behalf of, and for the benefit of, a Colorado corporation. Colorado law provides that a shareholder must be a shareholder of the corporation at the time of the transaction of which the shareholder complains. If the shareholder bringing the derivative action holds less than 5% of the outstanding shares of any class of the corporation, unless such shares have a market value in excess of $25,000, the corporation is entitled to require the shareholder to post a bond for the costs and reasonable expenses, excluding attorneys' fees, which may be directly attributable to and incurred by the corporation in defense of the derivative action or may be incurred by other parties named as defendant in such action for which the corporation may become legally liable. A shareholder may not sue derivatively unless the shareholder first makes demand on the board of directors to bring the suit and such demand has been refused, unless the shareholder can demonstrate that such demand would have been futile.

Delaware

Derivative actions may also be brought in Delaware by a stockholder on behalf of, and for the benefit of, a Delaware corporation. Delaware law provides that a stockholder must state in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains. A stockholder may not sue derivatively unless he or she first makes demand on the corporation that it bring suit and such demand has been refused, unless the stockholder can demonstrate that such demand would have been futile.


Stockholder Approval of Certain Business Combinations under Delaware Law


Delaware law prohibits, in certain circumstances, a "business combination" between the corporation and an "interested stockholder" within three years of the stockholder becoming an " interested stockholder." An " interested stockholder" is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior three year period. A


"business combination" includes a merger or consolidation involving the corporation and the interested stockholder, a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock of the corporation involving the corporation and the interested stockholder, certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation and the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.



This provision does not apply where (a) either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired such 15% interest, (b) upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding for the purposes of determining the number of shares outstanding shares held by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered, (c) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting, (d) the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, (e) the stockholder acquires a 15% interest inadvertently and divests itself of such ownership and would not have been a 15% stockholder in the preceding three years but for the inadvertent acquisition of ownership, (f) the stockholder acquired the 15% interest when these restrictions did not apply, or (g) the corporation has opted out of this provision. Key has not opted out of this provision.

         Colorado law does not contain an equivalent business combination provision.


                                  Legal Matters


         Legal matters relating to the validity of the Key common stock issuable in connection with the merger have been passed upon for Key by Holme Roberts & Owen LLP. Certain tax matters relating to the merger have been passed upon for Columbus by Sherman & Howard L.L.C. See "Material United States Federal Income Tax Considerations" on page 47.



                                     Experts

         The audited Key consolidated financial statements incorporated by reference in this proxy statement/prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated by their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

         The information incorporated by reference into this prospectus regarding the total proved reserves of Key was prepared by Key and audited by Ryder Scott Company, L.P. as stated in their letter reports, and is incorporated by reference in reliance upon the authority of said firm as experts in such matters.

         The financial statements of Columbus Energy Corp. incorporated in this proxy statement/prospectus by inclusion of its Annual Report on Form 10-K for the year ended November 30, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

         Representatives of PricewaterhouseCoopers LLP are expected to be present at the special meeting where they will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.


         Certain information with respect to the oil and gas reserves of Columbus derived from the report of Reed W. Ferrill & Associates, Inc., independent engineers, has been included herein upon the authority of said firm as experts with respect to matters covered by such report and in giving such report.


                          Future Shareholder Proposals

         Columbus expects to hold an annual meeting of shareholders in 2001 only if the merger is not consummated. In the event of such a meeting, any Columbus shareholder who intends to submit a proposal for inclusion in the proxy materials for the 2001 annual meeting of Columbus is required to submit such proposal to the Secretary of Columbus by November 28, 2000. Such proposals may be included in next year's Proxy Statement if they comply with certain rules and regulations of the SEC. In the event of such meeting, under Columbus' current by-laws, a shareholder who intends to present a proposal to be considered at the meeting, other than a shareholder proposal included in the proxy statement, must provide notice of such proposal to the Secretary of Columbus by February 12, 2001.



                       Where You Can Find More Information

         Key and Columbus file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."


         Key filed a registration statement on Form S-4 to register with the SEC the Key common stock to be issued to Columbus shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Key in addition to being a proxy statement of Columbus for its meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

         The SEC allows Key and Columbus to "incorporate by reference" information into this proxy statement/prospectus, which means that they can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents listed below that Key and Columbus have previously filed with the SEC. These documents contain important information about Key and Columbus.



                      Key Sec Filings
                    (File No. 000-11769)                                                     Period
--------------------------------------------------------------   ---------------------------------------------------------------
Description of Common Stock contained in Form 8-A
Registration Statement .....................................       Filed September 2, 1988
Annual Report on Form 10-K .................................       Year ended December 31, 1999
Quarterly Report on Form 10-Q...............................       Quarter ended March 31, 2000
Quarterly Report on Form 10-Q...............................       Quarter ended June 30, 2000
Proxy Statement on Schedule 14A.............................       For Annual Meeting May 25, 2000
Form 425....................................................       Filed August 29, 2000
Form 425....................................................       Filed November 2, 2000
Current Report on Form 8-K..................................       Filed November 3, 2000

                    Columbus Sec Filings
                    (File No. 001-9872)                                                      Period
--------------------------------------------------------------   ---------------------------------------------------------------
Annual Report on Form 10-K..................................       Year ended November 30, 1999
Quarterly Report on Form 10-Q...............................       Quarter ended February 29, 2000
Quarterly Report on Form 10-Q...............................       Quarter ended May 31, 2000
Quarterly Report on Form 10-Q...............................       Quarter ended August 31, 2000
Proxy Statement on Schedule 14A.............................       For Annual Meeting May 4, 2000





         Columbus' Annual Report on Form 10-K for the year ended November 30, 1999 is attached to this proxy statement/prospectus as Annex C and its Quarterly Report on Form 10-Q for the quarter ended August 31, 2000 is attached as Annex D.

         Key is also incorporating by reference additional documents that it files with the SEC between the date of this proxy statement/prospectus and the date of the Columbus shareholder meeting.

         Key has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Key, and Columbus has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Columbus.

         You can obtain any of the documents incorporated by reference by contacting Key directly, or the SEC. Documents incorporated by reference are available from Key without charge, excluding all exhibits unless an exhibit in this proxy statement/prospectus has been specifically incorporated by reference.

         You can also get more information by visiting Key's web site at "http://www.keyproduction.com" and Columbus' web site at "http://www.columbusegy.com." Web site materials are not part of this proxy statement/prospectus.

         You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated November __, 2000.

                         Cautionary Statement Concerning
                           Forward-Looking Statements

         Key and Columbus have made forward-looking statements in this document and in the documents referred to in this document, which are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our managements and on the information currently available to them. These forward-looking statements include, among others, statements concerning Key's and Columbus' outlooks for the remainder of 2000 with regard to production levels, price realizations, expenditures for exploration and development, plans for funding operations and capital expenditures and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the statements.

         These risks and uncertainties include, but are not limited to, fluctuations in the price each company receives for oil and gas production, reductions in the quantity of oil and gas sold due to decreased industry-wide demand and/or curtailments in production from specific properties due to mechanical, marketing or other problems, operating and capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates and/or from the number of exploration and development opportunities being greater or fewer than currently anticipated and increased financing costs due to a significant increase in interest rates. These and other risks and uncertainties affecting Key and Columbus are discussed in greater detail in this proxy statement/prospectus and the documents incorporated by reference in this proxy statement/prospectus.

         Except for their ongoing obligations to disclose material information as required by the federal securities laws, Key and Columbus do not have any intention or obligation to update forward-looking statements after they distribute this document.



                         Commonly Used Oil and Gas Terms


         "Bbl" means barrel.

         "Bcf" means billion cubic feet.

         "BOE" means barrels of oil equivalent.

         "MBbls" means thousand barrels.

         "Mcf" means thousand cubic feet.

         "Mcfe", "MMcfe" and "Bcfe" mean, respectively, thousand, million and billion equivalent cubic feet of gas, calculated by converting oil and natural gas liquids to equivalent Mcf. The U.S. convention for this conversion is one-sixth Bbl equals one Mcfe.

         "MMcf" means million cubic feet.


         "Oil" includes crude oil, condensate and natural gas liquids.

 ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                          KEY PRODUCTION COMPANY, INC.,
                            KEY ACQUISITION TWO, INC.
                                       AND
                              COLUMBUS ENERGY CORP.
                           DATED AS OF AUGUST 28, 2000


                          AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of August 28, 2000 (this "Agreement"), is by and among Key Production Company, Inc., a Delaware corporation ("Key"), Key Acquisition Two, Inc., a Colorado corporation and wholly owned subsidiary of Key ("Merger Sub"), and Columbus Energy Corp., a Colorado corporation ("Columbus"). Key and Merger Sub are sometimes referred to herein as the "Key Companies."

  WHEREAS, Merger Sub, upon the terms and subject to the conditions of this Agreement and in accordance with the Colorado Business Corporation Act ("Colorado Law"), will merge with and into Columbus (the "Merger"), and pursuant thereto, the issued and outstanding shares of common stock of Columbus ("Columbus Common Stock") not owned directly or indirectly by Columbus or the Key Companies or their respective subsidiaries will be converted into the right to receive shares of common stock, $.25 par value, of Key (the "Key Common Stock"), as set forth herein;

  WHEREAS, the Board of Directors of Columbus, after actively soliciting and considering business combination proposals and indications of interest from other persons, has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Columbus and is fair to, and in the best interests of, Columbus and its stockholders and has approved and adopted this Agreement and the transactions contemplated hereby, and recommended adoption of this Agreement by the stockholders of Columbus;

  WHEREAS, the Board of Directors of Key has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Key and is fair to, and in the best interests of, Key and its stockholders and has approved and adopted this Agreement and the transactions contemplated hereby;

  WHEREAS, the Board of Directors of Merger Sub has approved and adopted this Agreement and Key, as the sole stockholder of Merger Sub, will adopt this Agreement promptly after the execution hereof by the parties hereto; and

  WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code") and that this Agreement constitute a plan of reorganization;

  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                                    ARTICLE I

                                   THE MERGER

  SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance Colorado Law, at the Effective Time (as defined in Section 1.02 of this Agreement), Merger Sub shall be merged with and into Columbus. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Columbus shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). Certain terms used in this Agreement are defined in Section 9.03 hereof.

  SECTION 1.02. Closing; Closing Date; Effective Time. Unless this Agreement shall have been terminated pursuant to Section 8.01, and subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the consummation of the Merger and the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Key as soon as practicable (but in any event within two business days) after the satisfaction or, if permissible, waiver of the conditions set forth in
Article VII, or at such other date, time and place as Key and Columbus may agree; provided, that the conditions set forth in Article VII shall have been satisfied or waived at or prior to such time. The date on which the Closing takes place is referred to herein as the "Closing Date". As promptly as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing Articles of Merger with the Secretary of State of the State of Colorado, in such form as required by, and executed in accordance with the relevant provisions of, Colorado Law (the date and time of such filing, or such later date or time agreed upon by Key and Columbus and set forth therein, being the "Effective Time"). For all Tax purposes, the Closing shall be effective at the end of the day on the Closing Date.

  SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Colorado Law.

  SECTION 1.04. Articles of Incorporation; Bylaws. At the Effective Time, the articles of incorporation of Columbus, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation and thereafter shall continue to be its articles of incorporation until amended as provided therein and pursuant to Colorado Law. The bylaws of Columbus, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation and thereafter shall continue to be its bylaws until amended as provided therein and pursuant to Colorado Law.

  SECTION 1.05. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the charter and bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

                                   ARTICLE II

               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

  SECTION 2.01. Merger Consideration; Conversion and Cancellation of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Key Companies, Columbus or their respective stockholders:

    (a) Subject to the other provisions of this Article II, each share of Columbus Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Columbus Common Stock described in Section 2.01(b) of this Agreement) shall be converted into the right to receive .355 share of Key Common Stock (the "Exchange Ratio"). Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Key Common Stock or Columbus Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

    (b) Notwithstanding any provision of this Agreement to the contrary, each share of Columbus Common Stock held in the treasury of Columbus and each share of Columbus Common Stock owned by Key or any direct or indirect wholly owned subsidiary of Key or of Columbus immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

    (c) All shares of Columbus Common Stock shall cease to be outstanding and shall automatically be canceled and retired, and each certificate previously evidencing Columbus Common Stock outstanding immediately prior to the Effective Time (other than Columbus Common Stock described in Section 2.01(b) of this Agreement) ("Converted Shares") shall thereafter represent the right to receive, subject to Section 2.02(f) of this Agreement, that number of shares of Key Common Stock determined pursuant to the Exchange Ratio and, if applicable, cash pursuant to Section 2.02(f) of this Agreement (the "Merger Consideration"). The holders of certificates previously evidencing Converted Shares shall cease to have any rights with respect to such Converted Shares except as otherwise provided herein or by law. Such certificates previously evidencing Converted Shares shall be exchanged for certificates evidencing whole shares of Key Common Stock upon the surrender of such Certificates in accordance with the provisions of Section 2.02 of this Agreement, without interest. No fractional shares of Key Common Stock shall be issued in connection with the Merger and, in lieu thereof, a cash payment shall be made pursuant to Section 2.02(f) of this Agreement.

    (d) Each share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $.10 per share, of the Surviving Corporation.

  SECTION 2.02. Exchange and Surrender of Certificates.

  (a) As of the Effective Time, Key shall deposit, or shall cause to be deposited with Continental Stock Transfer & Trust Company of New York (the "Exchange Agent"), for the benefit of the holders of certificates which immediately prior to the Effective Time evidenced shares of Columbus Common Stock (the "Columbus Certificates"), for exchange in accordance with this
Article II, certificates representing the shares of Key Common Stock (such certificates for shares of Key Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.01 in exchange for such shares of Columbus Common Stock.

  (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of shares of Columbus Common Stock immediately prior to the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Columbus Certificates shall pass, only upon delivery of the Columbus Certificates to the Exchange Agent, and which shall be in such form and have such other provisions as Key and Columbus may reasonably specify) and (ii) instructions for use in effecting the surrender of the Columbus Certificates in exchange for certificates representing shares of Key Common Stock. Upon surrender of a Columbus Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Columbus Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Key Common Stock which such holder has the right to receive in respect of the Columbus Certificate surrendered pursuant to the provisions of this Article II (after taking into account all shares of Columbus Common Stock then held by such holder), and the Columbus Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Columbus Common Stock which is not registered in the transfer records of Columbus, a certificate representing the proper number of shares of Key Common Stock may be issued to a transferee if the Columbus Certificate representing such Columbus Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Columbus Certificate shall be deemed at any time after the Effective Time to represent only the Key Common Stock into which the shares of Columbus Common Stock represented by such Columbus Certificate have been converted as provided in this
Article II and the right to receive upon such surrender cash in lieu of any fractional shares of Key Common Stock as contemplated by this Section 2.02.

  (c) After the Effective Time, there shall be no further registration of transfers of Columbus Common Stock. If, after the Effective Time, certificates representing shares of Columbus Common Stock are presented to Key or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Agreement.

  (d) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.02(a) or the Exchange Fund that remains unclaimed by the holders of shares of Columbus Common Stock one year after the Effective Time shall be returned to Key, upon demand, and any such holder who has not exchanged its shares of

Columbus Common Stock in accordance with this Section 2.02 prior to that time shall thereafter look only to Key for payment of the Merger Consideration in respect of its shares of Columbus Common Stock. Notwithstanding the foregoing, Key shall not be liable to any holder of Columbus Common Stock for any amount paid to a public official pursuant to applicable abandoned property escheat or similar laws.

  (e) No dividends, interest or other distributions with respect to shares of Columbus Common Stock shall be paid the holder of any unsurrendered Columbus Certificates until such Columbus Certificates are surrendered as provided in this Section 2.02. Upon such surrender, there shall be paid, without interest, to the person in whose name the certificates representing the shares of Key Common Stock into which such shares of Columbus Common Stock were converted all dividends and other distributions payable in respect of such securities on a date subsequent to, and in respect of a record date after, the Effective Time.

  (f) No certificates or scrip evidencing fractional shares of Key Common Stock shall be issued upon the surrender for exchange of certificates, and such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of Key. In lieu of any such fractional shares, each holder of a certificate previously evidencing Converted Shares, upon surrender of such certificate for exchange pursuant to this Article II, shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying
(i) the per share closing price of Key Common Stock on the New York Stock Exchange as reported in the Wall Street Journal for the date of the Effective Time (or, if there is no trading activity in Key Common Stock on the New York Stock Exchange on such date, the first date of trading of Key Common Stock on the New York Stock Exchange after the Effective Time) by (ii) the fractional interest to which such holder would otherwise be entitled (after taking into account all Converted Shares held of record by such holder at the Effective
Time).

  (g) Key shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Converted Shares such amounts as Key (or any affiliate thereof) is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Key, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Converted Shares in respect of which such deduction and withholding was made by Key.

  SECTION 2.03. Options. Key shall assume each option to purchase shares of Columbus Common Stock that is outstanding immediately prior to the Effective Time (a "Columbus Option") and each Columbus Option shall, at the Effective Time, no longer be an option to purchase Columbus Common Stock and shall be converted into an option to purchase Key Common Stock (a "Converted Key Option"). Each Converted Key Option shall, at the Effective Time, become fully vested, shall include the same terms and conditions as the corresponding Columbus Option, and shall be subject to the terms of the Columbus stock option plan under which the corresponding Columbus Option was granted, except that the Converted Key Option will be exercisable for a period of 12 months after the Effective Time and not thereafter and further provided that the Columbus Options that are incentive stock options within the meaning of Section 422 of the Code ("ISOs") may cease being ISOs as a result of the conversion provided for in this
Section 2.03. Key will use its best efforts to cause the exercise of such options to be registered on Form S-8 prior to the time that the exercise price of such options is less than the market price of the stock covered thereby. The number of shares of Key Common Stock subject to each Converted Key Option shall be equal to the number determined by multiplying the number of shares of Columbus Common Stock subject to the corresponding Columbus Option by the Exchange Ratio, rounded if necessary to the nearest whole share. The per share exercise price for each Converted Key Option shall be equal to the per share exercise price for the corresponding Columbus Option divided by the Exchange Ratio, rounded if necessary to the nearest one-hundredth cent. In the case of any Columbus Option that is an ISO, the number of shares and the exercise price for the corresponding Converted Key Option shall be determined according to the rules of Section 424(a) of the Code and the regulations promulgated thereunder. Columbus shall, in consultation with Key, obtain the necessary consents and waivers, adopt the necessary amendments to the Columbus stock option plans, and take any other actions necessary to implement the matters described in this
Section 2.03. Key shall take all actions necessary to assume the Columbus stock option plans and to amend the Columbus stock option plans to implement the actions provided for in this Section 2.03. Following the issuance of the Converted Key Options provided for in this Section 2.03, no further options shall be granted under the Columbus stock option plans and the Columbus stock option plans shall be terminated.

                                   ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF COLUMBUS

  Columbus hereby represents and warrants to the Key Companies that:

  SECTION 3.01. Organization and Qualification; Subsidiaries. Each of Columbus and its subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than where the failure to be so duly qualified and in good standing would not have a Columbus Material Adverse Effect. The term "Columbus Material Adverse Effect" as used in this Agreement shall mean any change or effect that, individually or when taken together with all other such changes or effects, would be materially adverse to the financial condition, results of operations or business of Columbus and its subsidiaries, taken as a whole. Schedule 3.01 of the disclosure schedule delivered to Key by Columbus on the date hereof (the "Columbus Disclosure Schedule") sets forth, as of the date of this Agreement, a true and complete list of all Columbus' directly or indirectly owned subsidiaries, together with (A) the jurisdiction of incorporation or organization of each subsidiary and the percentage of each subsidiary's outstanding capital stock or other equity interests owned by Columbus or another subsidiary of Columbus, and (B) an indication of whether each such subsidiary is a "Significant Subsidiary" as defined in Section 9.03(g) of this Agreement. Except as set forth in Schedule 3.01 to the Columbus Disclosure Schedule, neither Columbus nor any of its subsidiaries owns an equity interest in any partnership or joint venture arrangement or business entity that is material to the financial condition, results of operations or business of Columbus and its subsidiaries, taken as a whole.

  SECTION 3.02. Charter and Bylaws. Columbus has heretofore furnished to Key complete and correct copies of the charter and the bylaws or the equivalent organizational documents, in each case as amended or restated, of Columbus and each of its subsidiaries. Neither Columbus nor any of its subsidiaries is in violation of any of the provisions of its charter or any material provision of its bylaws (or equivalent organizational documents).

  SECTION 3.03. Capitalization.

  (a) As of the date of this Agreement (1) 3,751,668 shares were issued and outstanding, (2) authorized capital stock of Columbus consists of (i) 20,000,000 shares of Columbus Common Stock, of which 904,909 shares were held in treasury by Columbus and (3) 475,000 shares were reserved for future issuance pursuant to outstanding stock options ("Stock Options") granted pursuant to Columbus' 1985 Stock Option Plan, 1995 Employees' Stock Option Plan and Non-Statutory Stock Option Agreements (the "Option Plans"); and (ii) 5,000,000 shares of preferred stock ("Columbus Preferred Stock"), of which no shares are issued and outstanding. Except as described in this Section 3.03 or in Schedule 3.03(a) to the Columbus Disclosure Schedule, as of the date of this Agreement, no shares of capital stock of Columbus are reserved for any purpose. Each of the outstanding shares of capital stock of, or other equity interests in, each of Columbus and its subsidiaries is duly authorized, validly issued, and, in the case of shares of capital stock, fully paid and nonassessable, and has not been issued in violation of (nor are any of the authorized shares of capital stock of, or other equity interests in, such entities subject to) any preemptive or similar rights created by statute, the charter or bylaws (or the equivalent organizational documents) of Columbus or any of its subsidiaries, or any agreement to which Columbus or any of its subsidiaries is a party or bound, and such outstanding shares or other equity interests owned by Columbus or a subsidiary of Columbus are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations on Columbus' or such subsidiaries' voting rights, charges or other encumbrances of any nature whatsoever.

  (b) Except as set forth in Section 3.03(a) above or in Schedule 3.03(b)(i) to the Columbus Disclosure Schedule, there are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any character to which Columbus or any of its subsidiaries is a party relating to the issued or unissued capital stock of

Columbus or any of its subsidiaries or obligating Columbus or any of its subsidiaries to grant, issue or sell any shares of the capital stock of Columbus or any of its subsidiaries, by sale, lease, license or otherwise. Each Columbus Option that is outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time. Except as set forth in Schedule 3.03(b)(ii) to the Columbus Disclosure Schedule, there are no obligations, contingent or otherwise, of Columbus or any of its subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of Columbus Common Stock or other capital stock of Columbus, or the capital stock or other equity interests of any subsidiary of Columbus; or (ii) (other than advances to subsidiaries in the ordinary course of business) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any subsidiary of Columbus or any other person. Except as described in Schedule 3.03(b)(iii) to the Columbus Disclosure Schedule, neither Columbus nor any of its subsidiaries (x) directly or indirectly owns, (y) has agreed to purchase or otherwise acquire or (z) holds any interest convertible into or exchangeable or exercisable for, 5% or more of the capital stock of any corporation, partnership, joint venture or other business association or entity (other than the subsidiaries of Columbus set forth in Schedule 3.01 to the Columbus Disclosure Schedule). Except as set forth in Schedule 3.03(b)(iv) to the Columbus Disclosure Schedule and except for any agreements, arrangements or commitments between Columbus and its subsidiaries or between such subsidiaries, there are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of Columbus or any of its subsidiaries. There are no voting trusts, proxies or other agreements or understandings to which Columbus or any of its subsidiaries is a party or by which Columbus or any of its subsidiaries is bound with respect to the voting of any shares of capital stock of Columbus or any of its subsidiaries.

  (c) Columbus has made available to Key complete and correct copies of (i) the Option Plans and the forms of options issued pursuant to the Option Plans, including all amendments thereto and (ii) all options that are not in the form thereof provided under clause (i) above. Schedule 3.03(c) to the Columbus Disclosure Schedule sets forth a complete and correct list of all outstanding options, restricted stock or any other stock awards (the "Stock Awards") granted under the Option Plans or otherwise, setting forth as of the date hereof (i) the number and type of Stock Awards, (ii) the exercise price of each outstanding Stock Option, and (iii) the number of Stock Options exercisable.

  SECTION 3.04. Authority. Columbus has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby (subject to, with respect to the Merger, the adoption of this Agreement by the stockholders of Columbus as described in Section 3.15 hereof). The execution and delivery of this Agreement by Columbus and the consummation by Columbus of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of Columbus are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (subject to, with respect to the Merger, the adoption of this Agreement by the stockholders of Columbus as described in Section 3.15 hereof). This Agreement has been duly executed and delivered by Columbus and, assuming the due authorization, execution and delivery thereof by the Key Companies, constitutes the legal, valid and binding obligation of Columbus, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other statutes or rules of law affecting the rights and remedies of creditors and secured parties generally and general principles of equity, regardless of whether applied in proceedings in equity or at law.

  SECTION 3.05. No Conflict; Required Filings and Consents.

  (a) The execution and delivery of this Agreement by Columbus does not, and the consummation of the transactions contemplated hereby in accordance with its terms will not (i) conflict with or violate the charter or bylaws, or the equivalent organizational documents, in each case as amended or restated, of Columbus or any of its subsidiaries, (ii) conflict with or violate any federal, state, foreign or local law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, "Laws") applicable to Columbus or any of its subsidiaries or by which any of their respective properties is bound or subject or (iii) except as described in Schedule 3.05 to the Columbus Disclosure Schedule, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a lien or encumbrance on any of the properties or assets of Columbus or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Columbus or any of its subsidiaries is a party or by or to which Columbus or any of its subsidiaries or any of their respective properties is bound or subject, except for any such conflicts or violations described in clause (ii) or breaches, defaults, events, rights of termination, amendment, acceleration or cancellation, payment obligations or liens or encumbrances described in clause (iii) that would not have a Columbus Material Adverse Effect.

  (b) The execution and delivery of this Agreement by Columbus does not, and consummation of the transactions contemplated hereby will not, require Columbus to obtain any consent, license, permit, approval, waiver, authorization or order of, or to make any filing with or notification to, any governmental or regulatory authority, domestic or foreign (collectively, "Governmental Entities"), except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and state securities or blue sky laws ("Blue Sky Laws"), and the filing and recordation of appropriate merger documents as required by Colorado Law, (ii) applicable filings with the American Stock Exchange and (iii) where the failure to obtain such consents, licenses, permits, approvals, waivers, authorizations or orders, or to make such filings or notifications, would not, either individually or in the aggregate, prevent Columbus from performing its obligations under this Agreement and would not have a Columbus Material Adverse Effect.

  SECTION 3.06. Permits; Compliance. Except as disclosed in Schedule 3.14 of the Columbus Disclosure Schedule, each of Columbus and its subsidiaries and to Columbus' knowledge each third party operator of any of Columbus' properties, is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the "Columbus Permits"), and there is no action, proceeding or investigation pending or, to the knowledge of Columbus, threatened regarding suspension or cancellation of any of the Columbus Permits, except where the failure to possess, or the suspension or cancellation of, such Columbus Permits would not have a Columbus Material Adverse Effect. Except as disclosed in Schedule 3.14 of the Columbus Disclosure Schedule, neither Columbus nor any of its subsidiaries is in conflict with, or in default or violation of (a) any Law applicable to Columbus or any of its subsidiaries or by or to which any of their respective properties is bound or subject or (b) any of the Columbus Permits, except for any such conflicts, defaults or violations that would not have a Columbus Material Adverse Effect. During the period commencing on January 1, 1999 and ending on the date hereof, neither Columbus nor any of its subsidiaries has received from any Governmental Entity any written notification with respect to possible conflicts, defaults or violations of Laws, except as set forth in Schedule 3.06 of the Columbus Disclosure Schedule and except for written notices relating to possible conflicts, defaults or violations that would not have a Columbus Material Adverse Effect.

  SECTION 3.07. Reports; Financial Statements.

  (a) Since December 31, 1997, Columbus and its subsidiaries have filed (i) all forms, reports, statements and other documents required to be filed with (A) the Securities and Exchange Commission (the "SEC") including, without limitation,
(1) all Annual Reports on Form 10-K, (2) all Quarterly Reports on Form 10-Q, (3) all proxy statements relating to meetings of stockholders (whether annual or special), (4) all Current Reports on Form 8-K and (5) all other reports, schedules, registration statements or other documents (collectively referred to as the "Columbus SEC Reports") and (B) any applicable state securities authorities and (ii) all forms, reports, statements and other documents required to be filed with any other applicable federal or state regulatory authorities, except as disclosed in Schedule 3.14 of the Columbus Disclosure Schedule and except where the failure to file any such forms, reports, statements or other documents would not have a Columbus Material Adverse Effect (all such forms, reports, statements and other documents in clauses (i) and (ii) of this Section 3.07(a) being referred to herein, collectively, as the "Columbus Reports"). The Columbus Reports, including all Columbus Reports filed after the date of this Agreement and prior to the Effective Time, (x) were or will be prepared in all material respects in accordance with the requirements of applicable Law (including, with respect to Columbus SEC Reports, the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Columbus SEC Reports) and (y) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

  (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in Columbus SEC Reports filed prior to the Effective Time (i) have been or will be prepared in accordance with the published rules and regulations of the SEC and generally accepted accounting principles applied on a consistent basis throughout the periods involved (except
(A) to the extent required by changes in generally accepted accounting principles and (B) with respect to Columbus SEC Reports filed prior to the date of this Agreement, as may be indicated in the notes thereto) and (ii) fairly present or will fairly present the consolidated financial position of Columbus and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated (including reasonable estimates of normal and recurring year- end adjustments), except that
(x) any unaudited interim financial statements were or will be subject to normal and recurring year-end adjustments and (y) any pro forma financial statements contained in such consolidated financial statements are not necessarily indicative of the consolidated financial position of Columbus and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

  SECTION 3.08. Absence of Certain Changes or Events. Except as disclosed in the Columbus SEC Reports filed prior to the date of this Agreement or as contemplated by this Agreement or as set forth in Schedule 3.08 to the Columbus Disclosure Schedule, since May 31, 2000, Columbus and its subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and there has not been: (i) any material damage, destruction or loss (whether or not covered by insurance) with respect to any material assets of Columbus or any of its subsidiaries; (ii) any material change by Columbus or its subsidiaries in their accounting methods, principles or practices; (iii) except for dividends by a subsidiary of Columbus to Columbus or another subsidiary of Columbus, any declaration, setting aside or payment of any dividends or distributions in respect of shares of Columbus Common Stock or the shares of stock of, or other equity interests in, any subsidiary of Columbus, or any redemption, purchase or other acquisition by Columbus or any of its subsidiaries of any of Columbus' securities or any of the securities of any subsidiary of Columbus; (iv) any increase in the benefits under, or the establishment or amendment of, any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any increase in the compensation payable or to become payable to directors, officers or employees of Columbus or its subsidiaries; (v) any revaluation by Columbus or any of its subsidiaries of any of their assets, including the writing down of the value of inventory or the writing down or off of notes or accounts receivable, other than in the ordinary course of business and consistent with past practices; (vi) any entry by Columbus or any of its subsidiaries into any commitment or transaction material to Columbus and its subsidiaries, taken as a whole (other than this Agreement and the transactions contemplated hereby); (vii) any material increase in indebtedness for borrowed money; or (viii) a Columbus Material Adverse Effect.

  SECTION 3.09. Absence of Litigation. Except as disclosed in the Columbus SEC Reports filed prior to the date of this Agreement or as set forth in Schedule
3.09 to the Columbus Disclosure Schedule, there is no claim, action, suit, litigation, proceeding, arbitration or, to the knowledge of Columbus, investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or, to the knowledge of Columbus, threatened against Columbus or any of its subsidiaries or any properties or rights of Columbus or any of its subsidiaries (except for claims, actions, suits, litigation, proceedings, arbitrations or investigations which would not have a Columbus Material Adverse Effect), and neither Columbus nor any of its subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Columbus, continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Government Entity or arbitrator, including, without limitation, cease-and-desist or other orders, except for matters that would not have a Columbus Material Adverse Effect.

  SECTION 3.10. Employee Benefit Plans; Labor Matters.

  (a) Schedule 3.10(a) to the Columbus Disclosure Schedule sets forth each employee benefit plan (as such term is defined in ERISA section 3(3)) maintained or contributed to by Columbus or any member of its ERISA Group and any other retirement, pension, stock option, stock appreciation right, profit sharing, incentive compensation, deferred compensation, savings, thrift, vacation pay, severance pay, or other employee compensation or benefit plan, agreement, practice, or arrangement, whether written or unwritten, whether or not legally binding, maintained or contributed to by

Columbus or any member of its ERISA Group (collectively, the "Columbus Benefit Plans"). For purposes of this Agreement, "ERISA Group" means a controlled or affiliated group within the meaning of Code section 414(b), (c), (m), or (o) of which Columbus is a member. Columbus has furnished to Key correct and complete copies of all Columbus Benefit Plans (including a detailed written description of any Columbus Benefit Plan that is unwritten, including a description of eligibility criteria, participation, vesting, benefits, funding arrangements and assets and any other provisions relating to Columbus) and, with respect to each Columbus Benefit Plan, a copy of each of the following, to the extent each is applicable to each Columbus Benefit Plan: (i) the most recent favorable determination letter, (ii) materials submitted to the Internal Revenue Service in support of a pending determination letter request, (iii) the most recent letter issued by the Internal Revenue Service recognizing tax exemption, (iv) each insurance contract, trust agreement, or other funding vehicle, (v) the three most recently filed Forms 5500 plus all schedules and attachments, (vi) the three most recent actuarial valuations, and (vii) each summary plan description or other general explanation or communication distributed or otherwise provided to employees with respect to each Columbus Benefit Plan during the past five years that describes the terms of the Columbus Benefit Plan.

  (b) With respect to the Columbus Benefit Plans, no event has occurred and, to the knowledge of Columbus, there exists no condition or set of circumstances, in connection with which Columbus or any member of its ERISA Group could reasonably be expected to be subject to any liability under the terms of such Columbus Benefit Plans, ERISA, the Code or any other applicable Law which would have a Columbus Material Adverse Effect. Except as otherwise set forth on Schedule 3.10(b) to the Columbus Disclosure Schedule,

    (i) Each Columbus Benefit Plan has at all times been in compliance, in form and in operation, in all material respects with all applicable requirements of law and regulations, including without limitation ERISA. Each Columbus Benefit Plan that is intended to be a qualified plan has received a favorable determination letter from the Internal Revenue Service or is a standardized master or prototype plan that is subject to a notification letter issued by the National Office of the Internal Revenue Service; nothing has occurred since the date of the most recent favorable determination letter or notification letter that would cause the loss of the Columbus Benefit Plan's qualification; and each such Columbus Benefit Plan has at all times been in compliance, in form and in operation, in all material respects with the applicable requirements of the Internal Revenue Code and the applicable Treasury Regulations.

    (ii) With respect to each Columbus Benefit Plan (including any benefit plan that has been terminated prior to the date of this Agreement (a "Terminated Plan")), there are no actions, suits, grievances, arbitrations or other manner of litigation, or claim with respect to any Columbus Benefit Plan (except for routine claims for benefits made in the ordinary course of plan administration for which plan administrative procedures have not been exhausted) pending, threatened or imminent against or with respect to any Columbus Benefit Plan, any plan sponsor, or any fiduciary (as such term is defined in Section 3(21) of ERISA) of such Columbus Benefit Plan or Terminated Plan, and Columbus has no knowledge of any facts that could reasonably be expected to give rise to any action, suit, grievance, arbitration or other manner of litigation, or action.

   (iii) All contributions required to be made to the Columbus Benefit Plans pursuant to their terms and provisions or required by applicable law have been made timely.

    (iv) Neither Columbus nor any member of its ERISA Group has ever maintained, contributed to, or been obligated to contribute to any plan that is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code. Neither Columbus nor any member of its ERISA Group has ever contributed to, been obligated to contribute to, or incurred any liability to a multiemployer plan (as such term in defined in Section 3(37) of ERISA).

    (v) Neither Columbus nor any party in interest (as such term is defined in ERISA section 3(14)) nor any disqualified person has engaged in any prohibited transaction within the meaning of ERISA section 406 or Code section 4975 that could reasonably be expected to result in a Columbus Material Adverse Effect.

    (vi) With respect to the Columbus Benefit Plans and the employees and directors of Columbus, the consummation of the transactions contemplated by this Agreement will not give rise to any acceleration of vesting of payments or options, the acceleration of the time of making any payments, or the making of any payments, which in the aggregate would result in an "excess parachute payment" within the meaning of Section 280G of the Code and the imposition of the excise tax under Section 4999 of the Code.

  (c) Neither Columbus nor any member of its ERISA Group is or has ever been a party to any collective bargaining or other labor union contracts. No collective bargaining agreement is being negotiated by Columbus or any of its subsidiaries. There is no pending or threatened labor dispute, strike or work stoppage against Columbus or any of its subsidiaries which could reasonably be expected to interfere with the respective business activities of Columbus or any of its subsidiaries. To the knowledge of Columbus, none of Columbus, any of its subsidiaries or any of their respective representatives or employees has committed any unfair labor practices in connection with the operation of the respective businesses of Columbus or its subsidiaries, and there is no pending or threatened charge or complaint against Columbus or any of its subsidiaries by the National Labor Relations Board or any comparable state agency.

  (d) Except as disclosed in Schedule 3.10(a) to the Columbus Disclosure Schedule, neither Columbus nor any of its subsidiaries is a party to or is bound by any severance agreements, programs or policies. Schedule 3.10(d) to the Columbus Disclosure Schedule sets forth, and Columbus has made available to Key true and correct copies of (i) all employment agreements with Columbus or its subsidiaries; (ii) all agreements with consultants of Columbus or its subsidiaries; (iii) all non-competition agreements with Columbus or a subsidiary executed by officers of Columbus; and (iv) all plans, programs, agreements and other arrangements of Columbus or its subsidiaries with or relating to its directors.

  (e) No Columbus Benefit Plan provides retiree medical or retiree life insurance benefits to any person and neither Columbus nor any of its subsidiaries is contractually or otherwise obligated (whether or not in writing) to provide any person with life insurance or medical benefits upon retirement or termination of employment, other than as required by the provisions of Sections 601 through 608 of ERISA and Section 4980B of the Code and each such Columbus Benefit Plan or arrangement may be amended or terminated by Columbus or its subsidiaries at any time without liability.

  (f) Except as contemplated by this Agreement or as set forth in Schedule 3.10(g), Columbus has not amended, or taken any other actions with respect to any of the Columbus Benefit Plans or any of the plans, programs, agreements, policies or other arrangements described in Section 3.10(d) of this Agreement since January 1, 1999.

  (g) With respect to each Columbus Benefit Plan that is a "group health plan" within the meaning of Section 5000(b) of the Code, each such Columbus Benefit Plan complies and has complied in all material respects with the requirements of
Part 6 of Title I of ERISA and Sections 4980B and 5000 of the Code, or, if ERISA and the Code do not apply, the requirements of applicable state law.

  (h) Columbus' federal income tax deduction for compensation paid or payable by Columbus to employees covered by Section 162(m) of the Code has not been, and will not be, limited by Section 162(m) of the Internal Revenue Code.

  (i) Any Columbus Benefit Plan that has been terminated prior to the date of this Agreement was terminated in accordance with its provisions and applicable law and each such Columbus Benefit Plan that was intended to be a qualified plan has received a determination letter from the Internal Revenue Service to the effect that the termination does not adversely affect such Columbus Benefit Plan's qualification.

  (j) The Columbus Energy Corp. 401(k) Profit Sharing Plan and Trust will be terminated immediately prior to the Effective Time, and Columbus will apply for a determination letter from the Internal Revenue Service to the effect that the termination of such Plan does not adversely affect the qualification of such Plan.

  SECTION 3.11. Taxes.

  (a) (1) Except to the extent that the applicable statute of limitations has expired, all Returns required to be filed by or on behalf of Columbus have been duly filed on a timely basis and such Returns (including all attached statements and schedules) are true, complete and correct in all material respects. Except to the extent that the applicable statute of limitations has expired, all Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are currently due and payable by Columbus with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns) or with respect to any period prior to the Effective Time.

    (2) Columbus has withheld and paid over all Taxes required to have been withheld and paid over (including any estimated taxes), and has complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party.

    (3) Columbus has disclosed on its income tax returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Code Section 6662.

    (4) There are no liens on any of the assets of Columbus with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established.

    (5) Columbus does not have any liability under Treasury Regulation (S) 1.1502-6 or any analogous state, local or foreign law by reason of having been a member of any consolidated, combined or unitary group, other than in the current affiliated group of which Columbus is the common parent corporation.

    (6) Except to the extent that the applicable statute of limitations has expired, Columbus has made available to Key complete copies of: (i) all federal and state income and franchise tax returns of Columbus for all periods since the formation of Columbus, and (ii) all tax audit reports, work papers statements of deficiencies, closing or other agreements received by Columbus or on its behalf relating to Taxes, and

    (7) Columbus does not do business in or derive income from any state, local, territorial or foreign taxing jurisdiction other than those for which Returns have been furnished to Key.

  (b) Except as disclosed on Schedule 3.11(b) of the Columbus Disclosure
Schedule:

    (1) There is no audit of any Returns of Columbus by a governmental or taxing authority in process, pending or, to the knowledge of Columbus, threatened (formally or informally).

    (2) Except to the extent that the applicable statute of limitations has expired and except as to matters that have been resolved, no deficiencies exist or have been asserted (either formally or informally) or are expected to be asserted with respect to Taxes of Columbus, and no notice (either formally or informally) has been received by Columbus that it has not filed a Return or paid Taxes required to be filed or paid by it.

    (3) Columbus is not a party to any pending action or proceeding for assessment or collection of Taxes, nor has such action or proceeding been asserted or threatened (either formally or informally) against it or any of its assets, except to the extent that the applicable statute of limitations has expired and except as to matters that have been resolved.

    (4) No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Columbus.

    (5) No action has been taken that would have the effect of deferring any material liability for Taxes for Columbus from any period prior to the Effective Time to any period after the Effective Time.

    (6) There are no requests for rulings, subpoenas or requests for information pending with respect to Taxes of Columbus.

    (7) No power of attorney has been granted by Columbus, with respect to any matter relating to Taxes.

    (8) Since January 1, 1997, Columbus has not been included in an affiliated group of corporations, within the meaning of section 1504 of the Code, other than in the current affiliated group of which Columbus is the common parent corporation.

   (9) Columbus is not (nor has it ever been) a party to any tax sharing agreement between affiliated corporations.

  (c) Except as disclosed on Schedule 3.11(c) of the Columbus Disclosure
Schedule:

    (1) Columbus has not made an election, and is not required to treat any asset as owned by another person for federal income tax purposes or as tax-exempt bond financed property or tax-exempt use property within the meaning of section 168 of the Code.

    (2) Columbus has not issued or assumed any indebtedness that is subject to section 279(b) of the Code.

    (3) Columbus has not entered into any compensatory agreements with respect to the performance of services under which payment would result in a nondeductible expense pursuant to Section 280G of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code.

    (4) No election has been made under Section 338 of the Code with respect to Columbus and no action has been taken that would result in any income tax liability to Columbus as a result of a deemed election within the meaning of
Section 338 of the Code.

    (5) No consent under Section 341(f) of the Code has been filed with respect to Columbus.

    (6) Columbus has not agreed, nor is it required to make, any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise.

    (7) Columbus has not disposed of any property that is presently being accounted for under the installment method.

    (8) Columbus is not a party to any interest rate swap, currency swap or similar transaction.

    (9) Columbus has not participated in any international boycott as defined in Code Section 999.

    (10) There are no outstanding balances of deferred gain or loss accounts related to deferred intercompany transactions with respect to Columbus under Treasury Regulations (S)(S) 1.1502-13 or 1.1502-14.

    (11) Columbus has not made and will not make any election under Treasury Regulation (S) 1.1502-20(g)(1) (or any similar provision) with respect to the reattribution of net operating losses of Columbus.

    (12) There is no excess loss account under Treasury Regulation (S)1.1502- 19 with respect to the stock of Columbus or any subsidiary.

    (13) Columbus is not subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for federal income tax purposes.

    (14) Columbus has not made any of the foregoing elections and is not required to apply any of the foregoing rules under any comparable state or local income tax provisions.

    (15) Columbus does not have and has never had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

    (16) Except as provided in section 1445(a) of the Code with respect to Columbus shareholders who are foreign persons, the Merger is not subject to the tax withholding provisions of section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code, or of any other provision of law (exclusive of any backup withholding with respect to cash payments in lieu of fractional shares).

  (d) To the extent the following information is contained therein, the tax returns and tax work papers provided by Columbus to Key contained in all material respects, as of the respective dates thereof, accurate and complete information with respect to:

    (1) All material tax elections in effect with respect to Columbus;

    (2) The current tax basis of the assets of Columbus;

    (3) The net operating losses of Columbus by taxable year;

    (4) The net capital losses of Columbus;

    (5) The tax credit carry overs of Columbus;

    (6) The overall foreign losses of Columbus under section 904(f) of the Code that is subject to recapture.

  (e) The tax returns and tax work papers provided by Columbus to Key contain accurate and complete information in all material respects with respect to the net operating losses, net operating loss carry forwards and other tax attributes of Columbus, and the extent to which they are subject to any limitation under Code sections 381, 382, 383, or 384, or any other provision of the Code or the federal consolidated return regulations (or any predecessor provision of any Code section or the regulations) and there is nothing that would prevent Columbus from utilizing these net operating losses, net operating loss carry forwards or other tax attributes as so limited if it had sufficient income.

  (f) (1) For purposes of this Agreement the term "Taxes" shall mean all taxes, however, denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes, payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, required to be paid, withheld or collected.

    (2) For the purposes of this agreement, the term "Returns" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

    (3) All references to "Columbus" in this section 3.11 shall include all subsidiaries of Columbus and where appropriate in this section 3.11, the singular shall include the plural.

  SECTION 3.12. Tax Matters.

  (a) Neither Columbus nor, to the knowledge of Columbus, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of section 368(a) of the Code.

  (b) There is no plan or intention by any stockholder of Columbus who owns five percent or more of Columbus Common Stock, and to the knowledge of Columbus there is no plan or intention on the part of any of the remaining stockholders of Columbus, to sell, exchange or otherwise dispose of a number of shares of Key Common Stock to be received in the Merger that would reduce the Columbus stockholders' ownership of Key Common Stock to a number of shares having a value, as of the Effective Time, of less than 80 percent of the value of all of the Columbus Common

Stock (including shares of Columbus Common Stock exchanged for cash in lieu of fractional shares of Key Common Stock) outstanding immediately prior to the Effective Time.

  (c) Immediately following the Merger, Columbus will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets held immediately prior to the Merger. For purposes of this representation, amounts used by Columbus to pay Merger expenses and all redemptions and distributions made by Columbus will be included as assets of Columbus immediately prior to the Merger.

  (d) There is no intercorporate indebtedness existing between Columbus and Key or between Columbus and Merger Sub that was issued, acquired or will be settled at a discount.

  (e) Columbus is not an investment company as defined in section
368(a)(2)(F)(iii) and (iv) of the Code.

  (f) Columbus is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

  SECTION 3.13. Certain Business Practices. None of Columbus, any of its subsidiaries or any directors, officers, agents or employees of Columbus or any of its subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

  SECTION 3.14. Environmental Matters. Except for matters disclosed in Schedule
3.14 to the Columbus Disclosure Schedule and except for matters that would not result, individually or in the aggregate with all other such matters, in liability to Columbus or any of its subsidiaries in excess of $500,000, (i) the properties, operations and activities of Columbus and its subsidiaries are in compliance with all applicable Environmental Laws; (ii) Columbus and its subsidiaries and the properties and operations of Columbus and its subsidiaries are not subject to any existing, pending or, to the knowledge of Columbus, threatened action, suit, investigation, inquiry or proceeding by or before any governmental authority under any Environmental Law; (iii) all notices, permits, licenses, or similar authorizations, if any, required to be obtained or filed by Columbus or any of its subsidiaries under any Environmental Law in connection with any aspect of the business of Columbus or its subsidiaries, including without limitation those relating to the treatment, storage, disposal or release of a hazardous substance, have been duly obtained or filed and will remain valid and in effect after the Merger, and Columbus and its subsidiaries are in compliance with the terms and conditions of all such notices, permits, licenses and similar authorizations; (iv) Columbus and its subsidiaries have satisfied and are currently in compliance with all financial responsibility requirements applicable to their operations and imposed by any governmental authority under any Environmental Law, and Columbus and its subsidiaries have not received any notice of noncompliance with any such financial responsibility requirements; (v) to Columbus' knowledge, there are no physical or environmental conditions existing on any property of Columbus or its subsidiaries or resulting from Columbus' or such subsidiaries' operations or activities, past or present, at any location, that would give rise to any on-site or off-site remedial obligations imposed on Columbus or any of its subsidiaries under any Environmental Laws; (vi) to Columbus' knowledge, since the effective date of the relevant requirements of applicable Environmental Laws and to the extent required by such applicable Environmental Laws, all hazardous substances generated by Columbus and its subsidiaries have been transported only by carriers authorized under Environmental Laws to transport such substances and wastes, and disposed of only at treatment, storage and disposal facilities authorized under Environmental Laws to treat, store or dispose of such substances and wastes; (vii) there has been no exposure of any person or property to hazardous substances or any pollutant or contaminant, nor has there been any unauthorized release of hazardous substances, or any pollutant or contaminant into the environment by Columbus or its subsidiaries or in connection with their properties or operations, where such unauthorized release could reasonably be expected to give rise to any claim against Columbus or any of its subsidiaries for damages or compensation; and (viii) Columbus and its subsidiaries have made available to Key all non-privileged internal and external environmental audits and studies and all non-privileged correspondence on substantial environmental matters in the possession of Columbus or its subsidiaries relating to any of the current or former properties or operations of Columbus and its subsidiaries. To Columbus' knowledge, except for matters disclosed in Schedule 3.14 to the Columbus Disclosure Schedule, the operations of each third party operator of any of Columbus or its subsidiaries' properties are in compliance with the terms of this Section 3.14.

  For purposes of this Agreement, the term "Environmental Laws" shall mean any and all laws, statutes, ordinances, rules, regulations or orders of any Governmental Entity pertaining to health or the environment in effect as of the Effective Time in any and all jurisdictions in which the party in question and its subsidiaries own property or conduct business, including without limitation, the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 ("CERCLA"), as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990 ("OPA"), any state laws implementing the foregoing federal laws, and any state laws pertaining to the handling of oil and gas exploration and production wastes or the use, maintenance and closure of pits and impoundments, and all other environmental conservation or protection laws. For purposes of this Agreement, the terms "hazardous substance" and "release" have the meanings specified in CERCLA, and the term "disposal" has the meaning specified in RCRA; provided, however, that to the extent the laws of the state in which the property is located establish a meaning for "hazardous substance," "release," or "disposal" that is broader than that specified in either CERCLA or RCRA, such broader meaning shall apply.

  SECTION 3.15. Vote Required. The only vote of the holders of any class or series of Columbus capital stock necessary to approve the Merger and adopt this Agreement is the affirmative vote of the holders of at least a majority of the outstanding shares of Columbus Common Stock.

  SECTION 3.16. Brokers. Except as set forth in Schedule 3.16 to the Columbus Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Columbus. Prior to the date of this Agreement, Columbus has made available to Key a complete and correct copy of all agreements referenced in
Schedule 3.16 to the Columbus Disclosure Schedule pursuant to which such firm will be entitled to any payment relating to the transactions contemplated by this Agreement.

  SECTION 3.17. Insurance. Columbus and each of its subsidiaries are currently insured, and during each of the past five calendar years have been insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured.

  SECTION 3.18. Properties.

  (a) With respect to Columbus and its subsidiaries' non-oil and gas properties, except for liens arising in the ordinary course of business after the date hereof and properties and assets disposed of in the ordinary course of business after the date of the most recent balance sheet contained in the Form 10-Q referred to below, Columbus and its subsidiaries have good and marketable title free and clear of all liens, the existence of which would have a Columbus Material Adverse Effect, to all their material properties and assets, whether tangible or intangible, real, personal or mixed, reflected in Columbus' most recent consolidated balance sheet contained in Columbus' most recent Columbus SEC Report on Form 10-Q filed prior to the date hereof as being owned by Columbus and its subsidiaries as of the date thereof or purported to be owned on the date hereof. All buildings, and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis, held under leases by any of Columbus or its subsidiaries are held under valid instruments enforceable by Columbus or its subsidiaries in accordance with their respective terms. Substantially all of Columbus' and its subsidiaries' equipment in regular use has been well maintained and is in good and serviceable condition, reasonable wear and tear excepted.

  (b) With respect to Columbus and its subsidiaries' oil and gas properties,
Schedule 3.18(b) to the Columbus Disclosure Schedule lists, as of the date of this Agreement, all of the producing oil and gas properties owned by Columbus and its subsidiaries (the "Columbus Oil and Gas Properties") and certain information with respect thereto. Other than matters that do not have a Columbus Material Adverse Effect:

    (i) Columbus and its subsidiaries have Defensible Title to all of the Columbus Oil and Gas Properties, subject to and except for the Permitted Encumbrances and as would be acceptable to a reasonably prudent operator of oil and gas properties.

      (A) As used herein, the term "Defensible Title" shall mean as to the wells and properties described in the column "Lease Name" in Schedule 3.18(b) to the Columbus Disclosure Schedule (individually called a "Property"), such title as will enable Columbus and its subsidiaries to receive not less than the net revenue interests set forth on Schedule 3.18(b) to the Columbus Disclosure Schedule of all hydrocarbons and other minerals produced from each Property, and which will obligate Columbus and its subsidiaries to bear costs and expenses relating to the maintenance, development, and operations of each Property not greater than the working interests set forth on Schedule 3.18(b) to the Columbus Disclosure Schedule.

      (B) As used herein, the term "Permitted Encumbrances" shall mean:

        (1) lessors' royalties, overriding royalties, division orders, reversionary interests and net profits interests and similar burdens which do not operate to reduce the net revenue interests in any Property below those set forth on Schedule 3.18(b) to the Columbus Disclosure Schedule;

        (2) the terms and conditions of the oil, gas and mineral leases (the "Columbus Leases") related to the Columbus Oil and Gas Properties and all agreements, orders, instruments and declarations to which the Columbus Leases are subject and that are customary and acceptable in the oil and gas industry in the area of the particular property;

        (3) liens arising under operating agreements, pooling, unitization or communitization agreements, and similar agreements of a type and nature customary in the oil and gas industry and securing payment of amounts not yet delinquent;

        (4) liens securing payments to mechanics and materialmen, and liens securing payment of taxes or assessments, which liens are not yet delinquent or, if delinquent, are being contested in good faith in the normal course of business;

        (5) conventional rights of reassignment obligating Columbus and its subsidiaries to reassign their interests in a portion of the Columbus Oil and Gas Properties to a third party in the event Columbus and its subsidiaries intend to release or abandon such interest;

        (6) calls on or preferential rights to purchase production at not less than prevailing prices;

        (7) covenants, conditions, and other terms to which the Columbus Oil and Gas Properties were subject when acquired by Columbus and its subsidiaries and are not such as to materially interfere with the operation, value, use and enjoyment of the Columbus Oil and Gas Properties;

        (8) rights reserved to or vested in any Governmental Entity to control or regulate any of the Columbus Oil and Gas Properties in any manner, and all applicable laws, rules, regulations and orders of any such Governmental Entity;

        (9) easements, rights-of-way, servitudes, permits, surface leases, and other surface uses on, over or in respect of any of the Columbus Oil and Gas Properties that are not such as to materially interfere with the operation, value or use thereof; and

        (10) all other liens, charges, encumbrances, limitations, obligations, defects and irregularities affecting any portion of the Columbus Oil and Gas Properties which would not have a material adverse effect on the operation, value, use and enjoyment thereof.

      (ii) Except as described in Schedule 3.18(b)(ii) to the Columbus Disclosure Schedule, the Columbus Leases are in full force and effect, are valid and subsisting, cover the entire estates they purport to cover and contain no express provisions that require the drilling of additional wells or other material development operations in order to earn or to continue to hold all or any portion of the Columbus Oil and Gas Properties, and to its knowledge, Columbus has not been advised directly or indirectly by any lessor under any Columbus Lease or by any other party of a default under any such Lease or of any requirements or demands to drill additional wells on any of the lands included within any of the Columbus Oil and Gas Properties.

 (iii) Neither Columbus nor any of its subsidiaries is in default under any contract or agreement pertaining to the Columbus Oil and Gas Properties. Except as specifically indicated on Schedule 3.18(b)(iii) to the Columbus Disclosure Schedule and except for hydrocarbon sales contracts with a term not greater than six months, no hydrocarbons produced from the Columbus Oil and Gas Properties are subject to a sales contract or other agreement relating to the marketing of hydrocarbons, and no person has any call upon, option to purchase or similar rights with respect to the Columbus Oil and Gas Properties or the rights therefrom.

      (iv) All royalties, rentals and other payments due under the Columbus Leases have been properly and timely paid, and all conditions necessary to keep the Columbus Leases in force have been fully performed.

      (v) Except for gas balancing agreements containing customary provisions, neither Columbus nor any of its subsidiaries is obligated, by virtue of a prepayment arrangement, a "take or pay" arrangement, a production payment or any other arrangement, to deliver hydrocarbons produced from the Columbus Oil and Gas Properties at some future time without then or thereafter receiving full payment therefor.

      (vi) Except as set forth on Schedule 3.18(b)(vi) to the Columbus Disclosure Schedule, with respect to Authorizations for Expenditure executed on or after May 31, 2000, and covering expenditures exceeding $50,000 attributable to Columbus or its subsidiaries' interest,

 (1) there are no outstanding calls under Authorizations for Expenditures for payments which are due or which Columbus has committed to make which have not been made;

    (2) there are no material operations with respect to which Columbus has become a non-consenting party where the effect of such non-consent is not disclosed on Schedule 3.18(b) to the Columbus Disclosure Schedule, and

    (3) there are no commitments for the expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

      (vii) Except as set forth on Schedule 3.18(b)(vii) to the Columbus Disclosure Schedule, there are no Columbus Oil and Gas Properties to which Columbus or any of its subsidiaries is either "over-produced" or "under-produced" which singly or in the aggregate would have a Columbus Material Adverse Effect.

  SECTION 3.19. Certain Contracts and Restrictions. Other than agreements, contracts or commitments listed elsewhere in the Columbus Disclosure Schedule,
Schedule 3.19 to the Columbus Disclosure Schedule lists, as of the date of this Agreement, each agreement, contract or commitment (including any amendments thereto) to which Columbus or any of its subsidiaries is a party or by which Columbus or any of its subsidiaries is bound (i) involving consideration during the next twelve months in excess of $50,000 or (ii) which is otherwise material to the financial condition, results of operations or business of Columbus and its subsidiaries, taken as a whole. As of the date of this Agreement and except as indicated on the Columbus Disclosure Schedule, (i) Columbus has fully complied in all material respects with all the terms and conditions of all agreements, contracts and commitments listed in the Columbus Disclosure Schedule and all such agreements, contracts and commitments are in full force and effect,
(ii) Columbus has no knowledge of any defaults thereunder or any cancellations or modifications thereof, and (iii) such agreements, contracts and commitments are not subject to any memorandum or other written document or understanding permitting cancellation.

  SECTION 3.20. Easements. The business of Columbus and its subsidiaries has been operated in a manner that does not violate the material terms of any easements, rights of way, permits, servitudes, licenses and similar rights relating to real property used by Columbus and its subsidiaries in its business (collectively, "Columbus Easements") except for

Environmental Matters that are covered in Section 3.14 and violations that have not resulted and will not result in a Columbus Material Adverse Effect. All material Columbus Easements are valid and enforceable and grant the rights purported to be granted thereby and all rights necessary thereunder for the current operation of such business.

  SECTION 3.21. Futures Trading and Fixed Price Exposure. Except as set forth on
Schedule 3.21 to the Columbus Disclosure Schedule, none of Columbus or any of its subsidiaries engages in any natural gas or other futures or options trading or is a party to any price swaps, hedges, futures or similar instruments.

  SECTION 3.22. Information Supplied. Without limiting any of the representations and warranties contained herein, no representation or warranty of Columbus and no statement by Columbus or other information contained in the Columbus Disclosure Schedule or any document incorporated therein by reference or delivered by Columbus to Key since April 11, 2000, as of the date of such representation, warranty, statement or document, contains or contained any untrue statement of material fact, or, at the date thereof, omits or omitted to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements are or were made, not misleading.

  SECTION 3.23. Opinion of Financial Advisor. Columbus has received the opinion of Arthur Andersen LLP to the effect that, as of the date of delivery of such opinion, the Key Common Stock to be received by the holders of Columbus Common Stock in the Merger is fair, from a financial point of view, to such holders. Columbus will promptly deliver to Key a true and complete written copy of such opinion.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF KEY COMPANIES

         THE KEY COMPANIES HEREBY REPRESENT AND WARRANT TO COLUMBUS THAT:

  SECTION 4.01. Organization and Qualification. Each of the Key Companies is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than where the failure to be so duly qualified and in good standing would not have a Key Material Adverse Effect. The term "Key Material Adverse Effect" as used in this Agreement shall mean any change or effect that, individually or when taken together with all such other changes or effects, would be materially adverse to the financial condition, results of operations or business of Key. Except as set forth in Schedule 4.01 to the Key Disclosure Schedule, Key has no subsidiaries and does not own an equity interest in any partnership or joint venture arrangement or business entity that is material to the financial condition, results of operations or business of Key.

  SECTION 4.02. Charter and Bylaws. Key has heretofore made available to Columbus a complete and correct copy of the charter and bylaws, as amended or restated, of each of the Key Companies. None of the Key Companies is in violation of any of the provisions of its charter or any material provision of its bylaws.

  SECTION 4.03. Capitalization.

  (a) The authorized capital stock of Key consists of (i) 50,000,000 shares of Key Common Stock, of which, as of the date of this Agreement, (1) 12,274,493 shares were issued and outstanding, (2) 305,546 shares were held in treasury by Key and (3) 1,871,667 shares were reserved for future issuance pursuant to outstanding stock options ; and (ii) 15,000,000 shares of preferred stock ("Key Preferred Stock"), of which no shares are issued and outstanding. Except as described in this Section 4.03 or in Schedule 4.03(a) of the disclosure schedule delivered to Columbus by Key on the date hereof (the "Key Disclosure Schedule"), as of the date of this Agreement, no shares of capital stock of Key are reserved for any purpose. The outstanding shares of capital stock of Key are duly authorized, validly issued, fully paid and nonassessable, and have not been issued in violation of (nor are any of the authorized shares of capital stock of Key subject to) any preemptive or similar rights created by statute, the charter or bylaws of Key, or any agreement to which

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Key is a party or bound.

  (b) Except as set forth in Section 4.03(a) above or in Schedule 4.03(b)(i) to the Key Disclosure Schedule, there are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any character to which Key is a party relating to the issued or unissued capital stock of Key or obligating Key to grant, issue or sell any shares of the capital stock of Key, by sale, lease, license or otherwise. Except as set forth in
Schedule 4.03(b)(ii) to the Key Disclosure Schedule, there are no obligations, contingent or otherwise, of Key to (i) repurchase, redeem or otherwise acquire any shares of Key Common Stock or other capital stock of Key; or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any person. Except as described in Schedule 4.03(b)(iii) to the Key Disclosure Schedule, Key (x) does not directly or indirectly own, (y) has not agreed to purchase or otherwise acquire or (z) does not hold any interest convertible into or exchangeable or exercisable for, 5% or more of the capital stock of any corporation, partnership, joint venture or other business association or entity. Except as set forth in Schedule 4.03(b)(iv) to the Key Disclosure Schedule, there are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of Key. Except as set forth in Schedule 4.03(b)(v), there are no voting trusts, proxies or other agreements or understandings to which Key is a party or by which Key is bound with respect to the voting of any shares of capital stock of Key.

  (c) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock ("Merger Sub Common Stock"). As of the date of this Agreement, 1,000 shares of Merger Sub Common Stock were issued and outstanding and held by Key, all of which are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Merger Sub's charter or bylaws or any agreement to which Merger Sub is a party or is bound.

  (d) The shares of Key Common Stock to be issued pursuant to the Merger (i) will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Key's charter or bylaws or any agreement to which Key is a party or is bound and (ii) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws and (iii) listed on the New York Stock Exchange.

  SECTION 4.04. Authority. Each of the Key Companies has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of the Key Companies and the consummation by each of the Key Companies of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of any of the Key Companies are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Key Companies and, assuming the due authorization, execution and delivery thereof by Columbus, constitutes the legal, valid and binding obligation of each of the Key Companies, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other statutes or rules of law affecting the rights and remedies of creditors and secured parties generally and general principles of equity, regardless of whether applied in proceedings in equity or at law.

  SECTION 4.05. No Conflict; Required Filings and Consents.

  (a) The execution and delivery of this Agreement by each of the Key Companies does not, and the consummation of the transactions contemplated hereby will not
(i) conflict with or violate the charter or bylaws, or the equivalent organizational documents, in each case as amended or restated, of Key, (ii) conflict with or violate any Laws applicable to Key or by which any of its properties is bound or subject, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Key pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Key is a party or by or to which Key or any of its properties is bound or subject, except for any such conflicts or violations described in clause (ii) or breaches, defaults, events, rights of termination, amendment, acceleration or cancellation or liens or encumbrances described in clause (iii) that would not have a Key Material Adverse Effect.

  (b) The execution and delivery of this Agreement by each of the Key Companies does not, and the consummation of the transactions contemplated hereby will not, require any of the Key Companies to obtain any consent, license, permit, approval, waiver, authorization or order of, or to make any filing with or notification to, any Governmental Entities, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act and Blue Sky Laws and the filing and recordation of appropriate merger documents as required by Delaware Law and Colorado Law, and (ii) where the failure to obtain such consents, licenses, permits, approvals, waivers, authorizations or orders, or to make such filings or notifications, would not, either individually or in the aggregate, prevent any of the Key Companies from performing its obligations under this Agreement and would not have a Key Material Adverse Effect.

  SECTION 4.06. Permits; Compliance. Except as disclosed in Schedule 4.17 of the Key Disclosure Schedule, as of the date of this Agreement, Key and to Key's knowledge each third party operator of any of Key's properties, is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the "Key Permits"), and there is no action, proceeding or investigation pending or, to the knowledge of Key, threatened regarding suspension or cancellation of any of the Key Permits, except where the failure to possess, or the suspension or cancellation of, such Key Permits would not have a Key Material Adverse Effect. Except as disclosed in Schedule 4.17 of the Key Disclosure Schedule, Key is not in conflict with, or in default or violation of (a) any Law applicable to Key or by or to which any of its properties is bound or subject or (b) any of the Key Permits, except for any such conflicts, defaults or violations described in the Key SEC Reports filed prior to the date hereof or which would not have a Key Material Adverse Effect. During the period commencing on January 1, 1999 and ending on the date hereof, Key has not received from any Governmental Entity any written notification with respect to possible conflicts, defaults or violations of Laws, except for written notices relating to possible conflicts, defaults or violations described in the Key SEC Reports filed prior to the date hereof or that would not have a Key Material Adverse Effect.

  SECTION 4.07. Reports; Financial Statements.

  (a) Since December 31, 1997, Key has filed (i) all forms, reports, statements and other documents required to be filed with (A) the SEC, including, without limitation, (1) all Annual Reports on Form 10-K, (2) all Quarterly Reports on Form 10-Q, (3) all proxy statements relating to meetings of stockholders (whether annual or special), (4) all Current Reports on Form 8-K and (5) all other reports, schedules, registration statements or other documents (collectively, the "Key SEC Reports") and (B) any applicable state securities authorities and (ii) all forms, reports, statements and other documents required to be filed with any other applicable federal or state regulatory authorities, except as disclosed in Schedule 4.17 of the Key Disclosure Schedule and except where the failure to file any such forms, reports, statements or other documents would not have a Key Material Adverse Effect (all such forms, reports, statements and other documents in clauses (i) and (ii) of this Section 4.07(a) being referred to herein, collectively, as the "Key Reports"). The Key Reports, including all Key Reports filed after the date of this Agreement and prior to the Effective Time (x) were or will be prepared in all material respects in accordance with the requirements of applicable Law (including, with respect to the Key SEC Reports, the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Key SEC Reports) and (y) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

  (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Key SEC Reports filed prior to the Effective Time (i) have been or will be prepared in accordance with the published rules and regulations of the SEC and generally accepted accounting principles applied on a consistent basis throughout the periods involved (except
(A) to the extent required by changes in generally accepted accounting principles and (B) with respect to Key SEC Reports filed prior to the date of this Agreement, as may be indicated in the notes thereto) and (ii) fairly present or will fairly present the financial position of Key as of the respective dates thereof and the results of operations and cash flows for the periods indicated (including reasonable estimates of normal and recurring year-end adjustments), except that (x) any unaudited interim financial statements were or will be subject to normal and recurring year-end adjustments and (y) any pro forma financial information contained in such financial statements is not necessarily indicative of the financial position of Key as of the respective dates thereof and the results of operations and cash flows for the periods indicated.

  SECTION 4.08. Absence of Certain Changes or Events. Except as disclosed in the Key SEC Reports filed prior to the date of this Agreement or as contemplated by this Agreement or as set forth in Schedule 4.08 to the Key Disclosure Schedule, since March 31, 2000, Key has conducted its business only in the ordinary course and in a manner consistent with past practice, and there has not been: (i) any material damage, destruction or loss (whether or not covered by insurance) with respect to any material assets of Key; (ii) any material change by Key in its accounting methods, principles or practices; (iii) any declaration, setting aside or payment of any dividends or distributions in respect of shares of Key Common Stock or any redemption, purchase or other acquisition by Key of any of Key's securities; (iv) any increase in the benefits under, or the establishment or amendment of, any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any increase in the compensation payable or to become payable to directors, officers or employees of Key; (v) any revaluation by Key of any of its assets, including the writing down of the value of inventory or the writing down or off of notes or accounts receivable, other than in the ordinary course of business and consistent with past practices; or (vi) a Key Material Adverse Effect.

  SECTION 4.09. Absence of Litigation. Except as disclosed in the Key SEC Reports filed prior to the date of this Agreement or as set forth in Schedule
4.09 to the Key Disclosure Schedule, there is no claim, action, suit, litigation, proceeding, arbitration or, to the knowledge of Key, investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or, to the knowledge or Key, threatened against Key or any properties or rights of Key (except for claims, actions, suits, litigation, proceedings, arbitrations or investigations which would not have a Key Material Adverse Effect) and Key is not subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Key, continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator, including, without limitation, cease-and-desist or other orders, except for matters which would not have a Key Material Adverse Effect.

  SECTION 4.10. Tax Matters. None of the Key Companies nor, to the knowledge of Key, any of their affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of section 368(a) of the Code.

  SECTION 4.11. Vote Required. No vote of the holders of any class or series of Key capital stock is necessary to approve the issuance of the Key Common Stock in the Merger.

  SECTION 4.12. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Key Companies.

  SECTION 4.13. Information Supplied. Without limiting any of the representations and warranties contained herein, no representation or warranty of the Key Companies and no statement by the Key Companies or other information contained in the Key Disclosure Schedule or any document incorporated therein by reference or delivered by Key to Columbus since April 11, 2000, as of the date of such representation, warranty, statement or document, contains or contained any untrue statement of material fact, or, at the date thereof, omits or omitted to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements are or were made, not misleading.

  SECTION 4.14. Employee Benefit Plans; Labor Matters.

  (a) Schedule 4.14(a) to the Key Disclosure Schedule sets forth each employee benefit plan (as such term is defined in ERISA section 3(3)) maintained or contributed to by Key or any member of its ERISA Group and any other retirement, pension, stock option, stock appreciation right, profit sharing, incentive compensation, deferred compensation, savings, thrift, vacation pay, severance pay, or other employee compensation or benefit plan, agreement, practice, or arrangement, whether written or unwritten, whether or not legally binding, maintained or contributed to by Key or any member of its ERISA Group (collectively, the "Key Benefit Plans"). For purposes of this Agreement, "ERISA Group" means a controlled or affiliated group within the meaning of Code section 414(b), (c), (m), or (o) of which Key is a member. Key has made available to Columbus correct and complete copies of all Key Benefit Plans (including a detailed written description of any Key Benefit Plan that is unwritten, including a description of eligibility criteria, participation, vesting, benefits, funding arrangements and assets and any other provisions relating to
Key) and, with respect to each Key Benefit Plan, a copy of each of the following, to the extent each is applicable to each Key Benefit Plan: (i) the most recent favorable determination letter, (ii) materials submitted to the Internal Revenue Service in support of a pending determination letter request,
(iii) the most recent letter issued by the Internal Revenue Service recognizing tax exemption, (iv) each insurance contract, trust agreement, or other funding vehicle, (v) the three most recently filed Forms 5500 plus all schedules and attachments, (vi) the three most recent actuarial valuations, and (vii) each summary plan description or other general explanation or communication distributed or otherwise provided to employees with respect to each Key Benefit Plan during the past five years that describes the terms of the Key Benefit Plan.

  (b) With respect to the Key Benefit Plans, no event has occurred and, to the knowledge of Key, there exists no condition or set of circumstances, in connection with which Key or any member of its ERISA Group could reasonably be expected to be subject to any liability under the terms of such Key Benefit Plans, ERISA, the Code or any other applicable Law which would have a Key Material Adverse Effect. Except as otherwise set forth on Schedule 4.14(b) to the Key Disclosure Schedule,

    (i) Each Key Benefit Plan has at all times been in compliance, in form and in operation, in all material respects with all applicable requirements of law and regulations, including without limitation ERISA. Each Key Benefit Plan that is intended to be a qualified plan has received a favorable determination letter from the Internal Revenue Service or is a standardized master or prototype plan that is subject to a notification letter issued by the National Office of the Internal Revenue Service; nothing has occurred since the date of the most recent favorable determination letter or notification letter that would cause the loss of the Key Benefit Plan's qualification; and each such Key Benefit Plan has at all times been in compliance, in form and in operation, in all material respects with the applicable requirements of the Internal Revenue Code and the applicable Treasury Regulations.

    (ii) With respect to each Key Benefit Plan (including any benefit plan that has been terminated prior to the date of this Agreement (a "Terminated Plan")), there are no actions, suits, grievances, arbitrations or other manner of litigation, or claim with respect to any Key Benefit Plan (except for routine claims for benefits made in the ordinary course of plan administration for which plan administrative procedures have not been exhausted) pending, threatened or imminent against or with respect to any Key Benefit Plan, any plan sponsor, or any fiduciary (as such term is defined in Section 3(21) of ERISA) of such Key Benefit Plan or Terminated Plan, and Key has no knowledge of any facts that could reasonably be expected to give rise to any action, suit, grievance, arbitration or other manner of litigation, or action.

   (iii) All contributions required to be made to the Key Benefit Plans pursuant to their terms and provisions or required by applicable law have been made timely.

    (iv) Neither Key nor any member of its ERISA Group has ever maintained, contributed to, or been obligated to contribute to any plan that is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code. Neither Key nor any member of its ERISA Group has ever contributed to, been obligated to contribute to, or incurred any liability to a multiemployer plan (as such term in defined in Section 3(37) of ERISA).

    (v) Neither Key nor any party in interest (as such term is defined in ERISA section 3(14)) nor any disqualified person has engaged in any prohibited transaction within the meaning of ERISA section 406 or Code section 4975 that could reasonably be expected to result in a Key Material Adverse Effect.

    (vi) With respect to the Key Benefit Plans and the employees and directors of Key, the consummation of the transactions contemplated by this Agreement will not give rise to any acceleration of vesting of payments or options, the acceleration of the time of making any payments, or the making of any payments, which in the aggregate would result in an "excess parachute payment" within the meaning of Section 280G of the Code and the imposition of the excise tax under Section 4999 of the Code.

  (c) Neither Key nor any member of its ERISA Group is or has ever been a party to any collective bargaining or other labor union contracts. No collective bargaining agreement is being negotiated by Key or any of its subsidiaries. There is no pending or threatened labor dispute, strike or work stoppage against Key or any of its subsidiaries which could reasonably be expected to interfere with the respective business activities of Key or any of its subsidiaries. To the knowledge of Key, none of Key, any of its subsidiaries or any of their respective representatives or employees has committed any unfair labor practices in connection with the operation of the respective businesses of Key or its subsidiaries, and there is no pending or threatened charge or complaint against Key or any of its subsidiaries by the National Labor Relations Board or any comparable state agency.

  (d) Except as disclosed in Schedule 4.14(a) to the Key Disclosure Schedule, neither Key nor any of its subsidiaries is a party to or is bound by any severance agreements, programs or policies. Schedule 4.14(d) to the Key Disclosure Schedule sets forth, and Key has made available to Columbus true and correct copies of (i) all employment agreements with officers of Key or its subsidiaries obligating Key to make annual cash payments in an amount exceeding $50,000; (ii) all agreements with consultants of Key or its subsidiaries; (iii) all non-competition agreements with Key or a subsidiary executed by officers of Key; and (iv) all plans, programs, agreements and other arrangements of Key or its subsidiaries with or relating to its directors.

  (e) No Key Benefit Plan provides retiree medical or retiree life insurance benefits to any person and neither Key nor any of its subsidiaries is contractually or otherwise obligated (whether or not in writing) to provide any person with life insurance or medical benefits upon retirement or termination of employment, other than as required by the provisions of Sections 601 through 608 of ERISA and Section 4980B of the Code and each such Key Benefit Plan or arrangement may be amended or terminated by Key or its subsidiaries at any time without liability.

  (f) Except as contemplated by this Agreement or as set forth in Schedule 4.14(f), Key has not amended, or taken any other actions with respect to any of the Key Benefit Plans or any of the plans, programs, agreements, policies or other arrangements described in Section 4.14(d) of this Agreement since March 31, 2000.

  (g) With respect to each Key Benefit Plan that is a "group health plan" within the meaning of Section 5000(b) of the Code, each such Key Benefit Plan complies and has complied in all material respects with the requirements of Part 6 of Title I of ERISA and Sections 4980B and 5000 of the Code, or, if ERISA and the Code do not apply, the requirements of applicable state law.

  (h) Key's federal income tax deduction for compensation paid or payable by Key to employees covered by Section 162(m) of the Code has not been, and will not be, limited by Section 162(m) of the Internal Revenue Code.

  (i) Any Key Benefit Plan that has been terminated prior to the date of this Agreement was terminated in accordance with its provisions and applicable law and each such Key Benefit Plan that was intended to be a qualified plan has received a determination letter from the Internal Revenue Service to the effect that the termination does not adversely affect such Key Benefit Plan's qualification.

  SECTION 4.15. Taxes.

  (a) (1) Except to the extent that the applicable statute of limitations has expired, all Returns required to be filed by or on behalf of Key have been duly filed on a timely basis and such Returns (including all attached statements and schedules) are true, complete and correct in all material respects. Except to the extent that the applicable statute of limitations has expired, all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are currently due and payable by Key with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns) or with respect to any period prior to the Effective Time.

    (2) Key has withheld and paid over all Taxes required to have been withheld and paid over (including any estimated taxes), and has complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party.

    (3) Key has disclosed on its income tax returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Code Section 6662.

    (4) There are no liens on any of the assets of Key with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established.

    (5) Key does not have any liability under Treasury Regulation (S) 1.1502- 6 or any analogous state, local or foreign law by reason of having been a member of any consolidated, combined or unitary group, other than in the current affiliated group of which Key is the common parent corporation.

    (6) Except to the extent that the applicable statute of limitations has expired, Key has made available to Columbus complete copies of: (i) all federal and state income and franchise tax returns of Key for all periods since the formation of Key, and (ii) all tax audit reports, work papers statements of deficiencies, closing or other agreements received by Key or on its behalf relating to Taxes, and

    (7) Key does not do business in or derive income from any state, local, territorial or foreign taxing jurisdiction other than those for which Returns have been furnished to Columbus.

  (b) Except as disclosed on Schedule 4.15(b) of the Key Disclosure Schedule:

    (1) There is no audit of any Returns of Key by a governmental or taxing authority in process, pending or, to the knowledge of Key, threatened (formally or informally).

    (2) Except to the extent that the applicable statute of limitations has expired and except as to matters that have been resolved, no deficiencies exist or have been asserted (either formally or informally) or are expected to be asserted with respect to Taxes of Key, and no notice (either formally or informally) has been received by Key that it has not filed a Return or paid Taxes required to be filed or paid by it.

    (3) Key is not a party to any pending action or proceeding for assessment or collection of Taxes, nor has such action or proceeding been asserted or threatened (either formally or informally) against it or any of its assets, except to the extent that the applicable statute of limitations has expired and except as to matters that have been resolved.

    (4) No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Key.

    (5) No action has been taken that would have the effect of deferring any material liability for Taxes for Key from any period prior to the Effective Time to any period after the Effective Time.

    (6) There are no requests for rulings, subpoenas or requests for information pending with respect to Key.

    (7) No power of attorney has been granted by Key, with respect to any matter relating to Taxes.

    (8) Key has never been included in an affiliated group of corporations, within the meaning of section 1504 of the Code, other than in the current affiliated group of which Key is the common parent corporation.

    (9) Key is not (nor has it ever been) a party to any tax sharing agreement between affiliated corporations.

    (10) The amount of liability for unpaid Taxes of Key for all periods ending on or before the Effective Time will not, in the aggregate, materially exceed the amount of the current liability accruals for Taxes, as such accruals are reflected on the balance sheet of Key as of the Closing Date.

  (c) Except as disclosed on Schedule 4.15(c) of the Key Disclosure Schedule:

    (1) Key has not made an election, and is not required to treat any asset as owned by another person for federal income tax purposes or as tax-exempt bond financed property or tax-exempt use property within the meaning of section 168 of the Code.

    (2) Key has not issued or assumed any indebtedness that is subject to section 279(b) of the Code.

    (3) No election has been made under Section 338 of the Code with respect to Key and no action has been taken that would result in any income tax liability to Key as a result of a deemed election within the meaning of Section 338 of the Code.

    (4) No consent under Section 341(f) of the Code has been filed with respect to Key.

    (5) Key has not agreed, nor is it required to make, any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise.

    (6) Key has not disposed of any property that is presently being accounted for under the installment method.

    (7) Key is not a party to any interest rate swap, currency swap or similar transaction.

    (8) Key has not participated in any international boycott as defined in Code
Section 999.

    (9) There are no outstanding balances of deferred gain or loss accounts related to deferred intercompany transactions with respect to Key under Treasury Regulations (S)(S) 1.1502-13 or 1.1502-14.

    (10) Key has not made and will not make any election under Treasury Regulation (S) 1.1502-20(g)(1) (or any similar provision) with respect to the reattribution of net operating losses of Key.

    (11) There is no excess loss account under Treasury Regulation (S)1.1502- 19 with respect to the stock of Key.

    (12) Key is not subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for federal income tax purposes.

    (13) Key has not made any of the foregoing elections and is not required to apply any of the foregoing rules under any comparable state or local income tax provisions.

    (14) Key does not have and has never had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

    (15) The Merger is not subject to the tax withholding provisions of section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code, or of any other provision of law.

  (d) To the extent the following information is contained therein, the tax returns and tax work papers made available by Key to Columbus contained in all material respects, as of the respective dates thereof, accurate and complete information with respect to:

    (1) All material tax elections in effect with respect to Key;

    (2) The current tax basis of the assets of Key;

    (3) The current and accumulated earnings and profits of Key;

    (4) The net operating losses of Key by taxable year;

    (5) The net capital losses of Key;

    (6) The tax credit carry overs of Key;

    (7) The overall foreign losses of Key under section 904(f) of the Code that is subject to recapture.

  (e) The tax returns and tax work papers made available by Key to Columbus contain accurate and complete information in all material respects with respect to the net operating losses, net operating loss carry forwards and other tax attributes of Key, and the extent to which they are subject to any limitation under Code sections 381, 382, 383, or 384, or any other provision of the Code or the federal consolidated return regulations (or any predecessor provision of any Code section or the regulations) and there is nothing that would prevent Key from utilizing these net operating losses, net operating loss carry forwards or other tax attributes as so limited if it had sufficient income.

  (f) Where appropriate in this section 4.15, the singular shall include the plural.

  SECTION 4.16. Certain Business Practices. None of Key or any directors, officers, agents or employees of Key has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

  SECTION 4.17. Environmental Matters. Except for matters disclosed in the Key SEC Reports filed prior to the date hereof or disclosed in Schedule 4.17 to the Key Disclosure Schedule, and except for matters that would not, individually or in the aggregate, result in a Key Material Adverse Effect, (i) the properties, operations and activities of Key are in compliance with all applicable Environmental Laws; (ii) Key and the properties and operations of Key are not subject to any existing, pending or, to the knowledge of Key, threatened action, suit, investigation, inquiry or proceeding by or before any governmental authority under any Environmental Law; (iii) all notices, permits, licenses, or similar authorizations, if any, required to be obtained or filed by Key under any Environmental Law in connection with any aspect of the business of Key, including without limitation those relating to the treatment, storage, disposal or release of a hazardous substance, have been duly obtained or filed and will remain valid and in effect after the Merger, and Key is in compliance with the terms and conditions of all such notices, permits, licenses and similar authorizations; (iv) Key has satisfied and is currently in compliance with all financial responsibility requirements applicable to their operations and imposed by any governmental authority under any Environmental Law, and Key has not received any notice of noncompliance with any such financial responsibility requirements; (v) to Key's knowledge, there are no physical or environmental conditions existing on any property of Key or resulting from Key's operations or activities, past or present, at any location, that would give rise to any on-site or off-site remedial obligations imposed on Key under any Environmental Laws; (vi) to Key's knowledge, since the effective date of the relevant requirements of applicable Environmental Laws and to the extent required by such applicable Environmental Laws, all hazardous substances generated by Key have been transported only by carriers authorized under Environmental Laws to transport such substances and wastes, and disposed of only at treatment, storage, and disposal facilities authorized under Environmental Laws to treat, store or dispose of such substances and wastes; (vii) there has been no exposure of any person or property to hazardous substances or any pollutant or contaminant, nor has there been any release of hazardous substances or any pollutant or contaminant into the environment by Key or in connection with its properties or operations that could reasonably be expected to give rise to any claim against Key for damages or compensation; and (viii) Key has made available to Columbus all non-privileged internal and external environmental audits and studies and all non-privileged correspondence on substantial environmental matters in the possession of Key relating to any of the current or former properties or operations of Key. To Key's knowledge, except for matters disclosed in Schedule 4.17 to the Key Disclosure Schedule, the operations of each third party operator of any of Key's properties are in compliance with the terms of this Section 4.17.

  SECTION 4.18. Insurance. Key is currently insured, and during each of the past five calendar years has been insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured.

  SECTION 4.19. Properties.

  (a) With respect to Key's non-oil and gas properties, except for liens arising in the ordinary course of business after the date hereof and properties and assets disposed of in the ordinary course of business after the date of the most recent balance sheet contained in the Form 10-Q referred to below, Key has good and marketable title free and clear of all liens, the existence of which would have a Key Material Adverse Effect, to all their material properties and assets, whether tangible or intangible, real, personal or mixed, reflected in Key's most recent consolidated balance sheet contained in Key's most recent Key SEC Report on Form 10-Q filed prior to the date hereof as being owned by Key as of the date thereof or purported to be owned on the date hereof. All buildings, and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis, held under leases by Key are held under valid instruments enforceable by Key in accordance with their respective terms. Substantially all of Key's equipment in regular use has been well maintained and is in good and serviceable condition, reasonable wear and tear excepted.

  (b) With respect to Key's oil and gas properties, Schedule 4.19(b) to the Key Disclosure Schedule lists, as of the date of this Agreement, the material producing oil and gas properties owned by Key (the "Key Oil and Gas Properties") and certain information with respect thereto. Other than matters that do not have a Key Material Adverse Effect:

    (i) Key has Defensible Title to all Key Oil and Gas Properties, subject to and except for the Permitted Encumbrances and as would be acceptable to a reasonably prudent operator of oil and gas properties.

      (A) As used herein, the term "Defensible Title" shall mean as to the wells and properties described in Schedule 4.19(b) to the Key Disclosure Schedule (individually called a "Property"), such title as will enable Key to receive not less than the net revenue interests set forth on Schedule 4.19(b) to the Key Disclosure Schedule of all hydrocarbons and other minerals produced from each Property, and which will obligate Key to bear costs and expenses relating to the maintenance, development, and operations of each Property not greater than the working interests set forth on Schedule 4.19(b) to the Key Disclosure Schedule.

      (B) As used herein, the term "Permitted Encumbrances" shall mean:

        (1) lessors' royalties, overriding royalties, division orders, reversionary interests and net profits interests and similar burdens which do not operate to reduce the net revenue interests in any Property below those set forth on Schedule 4.19(b) to the Key Disclosure Schedule;

        (2) the terms and conditions of the oil, gas and mineral leases (the "Key Leases") related to the Key Oil and Gas Properties and all agreements, orders, instruments and declarations to which the Key Leases are subject and that are customary and acceptable in the oil and gas industry in the area of the particular property;

        (3) liens arising under operating agreements, pooling, unitization or communitization agreements, and similar agreements of a type and nature customary in the oil and gas industry and securing payment of amounts not yet delinquent;

        (4) liens securing payments to mechanics and materialmen, and liens securing payment of taxes or assessments, which liens are not yet delinquent or, if delinquent, are being contested in good faith in the normal course of business;

        (5) conventional rights of reassignment obligating Key to reassign their interests in a portion of the Key Oil and

Gas Properties to a third party in the event Key intends to release or abandon such interest;

        (6) calls on or preferential rights to purchase production at not less than prevailing prices;

        (7) covenants, conditions, and other terms to which the Key Oil and Gas Properties were subject when acquired by Key and are not such as to materially interfere with the operation, value, use and enjoyment of the Key Oil and Gas Properties;

        (8) rights reserved to or vested in any Governmental Entity to control or regulate any of the Oil and Gas Properties in any manner, and all applicable laws, rules, regulations and orders of any such Governmental Entity;

        (9) easements, rights-of-way, servitudes, permits, surface leases, and other surface uses on, over or in respect of any of the Key Oil and Gas Properties that are not such as to materially interfere with the operation, value or use thereof; and

        (10) all other liens, charges, encumbrances, limitations, obligations, defects and irregularities affecting any portion of the Key Oil and Gas Properties which would not have a material adverse effect on the operation, value, use and enjoyment thereof.

    (ii) Except as described in Schedule 4.19(b) to the Key Disclosure Schedule, the Key Leases are in full force and effect, are valid and subsisting, cover the entire estates they purport to cover and contain no express provisions that require the drilling of additional wells or other material development operations in order to earn or to continue to hold all or any portion of the Key Oil and Gas Properties, and to the knowledge of Key has never been advised directly or indirectly by any lessor under any such Lease or by any other party of a default under any Key Lease or of any requirements or demands to drill additional wells on any of the lands included within any of the Key Oil and Gas Properties.

    (iii) Key is not in default under any contract or agreement pertaining to the Key Oil and Gas Properties. Except as specifically indicated on Schedule 4.19(b) to the Key Disclosure Schedule, and except for hydrocarbon sales contracts with a term not greater than six months, no hydrocarbons produced from the Key Oil and Gas Properties are subject to a sales contract or other agreement relating to the marketing of hydrocarbons, and no person has any call upon, option to purchase or similar rights with respect to the Key Oil and Gas Properties or the rights therefrom.

    (iv) All royalties, rentals and other payments due under the Key Leases have been properly and timely paid, and all conditions necessary to keep the Key Leases in force have been fully performed.

    (v) Except for gas balancing agreements containing customary provisions, Key is not obligated, by virtue of a prepayment arrangement, a "take or pay" arrangement, a production payment or any other arrangement, to deliver hydrocarbons produced from the Key Oil and Gas Properties at some future time without then or thereafter receiving full payment therefor.

    (vi) Except as set forth on Schedule 4.19(b) to the Key Disclosure Schedule, with respect to Authorizations for Expenditure executed on or after May 31, 2000 and covering expenditures exceeding $250,000 attributable to Key's interest,

      (1) there are no outstanding calls under Authorizations for Expenditures for payments which are due or which Key has committed to make which have not been made;

      (2) there are no material operations with respect to which Key has become a non-consenting party where the effect of such non-consent is not disclosed on
Schedule 4.19(b) to the Key Disclosure Schedule, and

     (3) there are no commitments for the expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

    (vii) Except as set forth on Schedule 4.19(b) to the Key Disclosure Schedule, there are no Key Oil and Gas Properties to which Key is either "over-produced" or "under-produced" which singly or in the aggregate would have a Key Material Adverse Effect.

  SECTION 4.20. Certain Contracts and Restrictions. Other than agreements, contracts or commitments listed elsewhere in the Key Disclosure Schedule,
Schedule 4.20 to the Key Disclosure Schedule lists, as of the date of this Agreement, each agreement, contract or commitment (including any amendments thereto) to which Key is a party or by which Key is bound (i) involving consideration during the next twelve months in excess of $250,000 or (ii) which is otherwise material to the financial condition, results of operations or business of Key. As of the date of this Agreement and except as indicated on the Key Disclosure Schedule, (i) Key has fully complied in all material respects with all the terms and conditions of all agreements, contracts and commitments listed in the Key Disclosure Schedule and all such agreements, contracts and commitments are in full force and effect, (ii) Key has no knowledge of any defaults thereunder or any cancellations or modifications thereof, and (iii) such agreements, contracts and commitments are not subject to any memorandum or other written document or understanding permitting cancellation.

  SECTION 4.21. Easements. The business of Key has been operated in a manner that does not violate the material terms of any easements, rights of way, permits, servitudes, licenses and similar rights relating to real property used by Key in its business (collectively, "Key Easements") except for violations that have not resulted and will not result in a Key Material Adverse Effect. All material Key Easements are valid and enforceable and grant the rights purported to be granted thereby and all rights necessary thereunder for the current operation of such business.

  SECTION 4.22. Futures Trading. Except as set forth on Schedule 4.22 to the Key Disclosure Schedule, Key does not engage in any natural gas or other futures or options trading or is a party to any price swaps, hedges, futures or similar instruments.

                                    ARTICLE V

                                    COVENANTS

  SECTION 5.01. Affirmative Covenants of Columbus. Columbus hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by Key, Columbus will and will cause its subsidiaries to:

    (a) operate its business in all material respects in the usual and ordinary course consistent with past practices;

    (b) use all reasonable efforts to preserve substantially intact its business organization, maintain its material rights and franchises, retain the services of its respective officers and key employees and maintain its relationships with its material customers and suppliers;

    (c) maintain and keep its material properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice;

    (d) use all reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained.

  SECTION 5.02. Negative Covenants of Columbus. Except as expressly contemplated by this Agreement or otherwise consented to in writing by Key, from the date of this Agreement until the Effective Time, Columbus will not do, and will not permit any of its subsidiaries to do, any of the foregoing:

    (a) (i) increase the compensation payable to or to become payable to any director or executive officer; (ii) grant any severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer or employee; (iii) establish, adopt or enter into any employee benefit plan or arrangement; (iv) grant any bonuses under the Incentive Compensation Plan, or (v) except as may be required by applicable law and actions that are not inconsistent with the provisions of Section 6.07 of this Agreement, amend, or take any other actions with respect to, any of the Benefit Plans or any of the plans, programs, agreements, policies or other arrangements described in Section 3.10(d) of this Agreement;

    (b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock, except for dividends by a wholly owned subsidiary of Columbus to Columbus or another wholly owned subsidiary of Columbus, or redeem any stock of Columbus;

    (c) (i) except as described in Schedule 3.03(b)(ii) to the Columbus Disclosure Schedule, redeem, purchase or otherwise acquire any shares of its or any of its subsidiaries' capital stock or any securities or obligations convertible into or exchangeable for any shares of its or its subsidiaries' capital stock (other than any such acquisition directly from any wholly owned subsidiary of Columbus in exchange for capital contributions or loans to such subsidiary), or any options, warrants or conversion or other rights to acquire any shares of its or its subsidiaries' capital stock or any such securities or obligations (except in connection with the exercise of outstanding Stock Options in accordance with their terms); (ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its or its subsidiaries' capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its or its subsidiaries' capital stock;

  (d) (i) except as described in Schedule 3.03(b)(i) to the Columbus Disclosure Schedule, issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale (including the grant of any security interests, liens, claims, pledges, limitations in voting rights, charges or other encumbrances) of, any shares of any class of its or its subsidiaries' capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares (except as permitted pursuant to Section
6.07 of this Agreement or for the issuance of shares upon the exercise of outstanding Stock Options or the vesting of restricted stock in accordance with the terms of outstanding Stock Awards); (ii) amend or otherwise modify the terms of any such rights, warrants or options the effect of which shall be to make such terms more favorable to the holders thereof; or (iii) take any action to optionally accelerate the exercisability of Stock Options;

  (e) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business and consistent with past practice);

  (f) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its material assets or any material assets of any of its subsidiaries, except for dispositions of oil and gas production in the ordinary course of business and consistent with past practice and except for the sale of oil and gas properties having an individual net present value of $25,000 (discounted at 10% per annum);

  (g) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Competing Transaction (as defined below), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of Columbus or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by Columbus or any of Columbus' subsidiaries to take any such action, and Columbus shall promptly notify Key of all relevant terms of any such inquiries and proposals received by Columbus or any of its subsidiaries or by any such officer, director, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters and if such inquiry or proposal is in writing, Columbus shall promptly deliver or cause to be delivered to Key a copy of such inquiry or proposal; provided, however, that nothing contained in this subsection (g) shall prohibit the Board of Directors of Columbus from (i) furnishing information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide proposal in writing by such person or entity to acquire Columbus pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire a substantial portion of the assets of Columbus or any of its Significant Subsidiaries, if, and only to the extent that (A) the Board of Directors of Columbus, after consultation with and based upon the advice of independent legal counsel (who may be Columbus' regularly engaged independent legal counsel), determines in good faith that such proposal constitutes or is likely to lead to a proposal that is materially more favorable to the stockholders of Columbus than the terms of the Merger and (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity Columbus (x) provides written notice to Key to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (y) enters into with such person or entity a confidentiality agreement in reasonably customary form on terms not more favorable to such person or entity than the terms contained in those certain Confidentiality Agreements dated as of April 11, 2000 and August 23, 2000, respectively, between Key and Columbus (the "Confidentiality Agreements"); (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Competing Transaction; or (iii) failing to make or withdrawing or modifying its recommendation referred to in Section 6.02(a) or taking the action required by the second sentence of Section 6.01 if there exists a Competing Transaction and the Board of Directors of Columbus, after consultation with and based upon the advice of independent legal counsel (who may be Columbus' regularly engaged independent legal counsel), determines in good faith that the Competing Transaction is materially more favorable to the stockholders of Columbus than the terms of the Merger. For purposes of this Agreement, "Competing Transaction" shall mean any of the following (other than the transactions contemplated by this Agreement) involving Columbus or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination or similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of Columbus and its subsidiaries, taken as a whole, (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Columbus or the filing of a registration statement under the Securities Act in connection therewith; (iv) any person (other than stockholders as of the date of this Agreement) having acquired beneficial ownership of, or any group (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding shares of capital stock of Columbus; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing;

  (h) adopt or propose to adopt any amendments to its charter or bylaws, which would alter the terms of its capital stock or would have an adverse impact on the consummation of the transactions contemplated by this Agreement;

  (i) (A) change any of its methods of accounting in effect at December 31, 1999, or (B) make or rescind any express or deemed election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes (except where the amount of such settlements or controversies, individually or in the aggregate, does not exceed $50,000), or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 1999, except, in each case, as may be required by Law or generally accepted accounting principles;

  (j) incur any obligation for borrowed money or purchase money indebtedness, whether or not evidenced by a note, bond, debenture or similar instrument, except in the ordinary course of business consistent with past practice and in no event in excess of $100,000 in the aggregate;

  (k) enter into any material arrangement, agreement or contract with any third party which provides for an exclusive arrangement with that third party or is substantially more restrictive on Columbus or substantially less advantageous to Columbus than arrangements, agreements or contracts existing on the date hereof;

  (l) agree to or approve any commitment, including any authorization for expenditure or agreement to acquire property, obligating Columbus for an amount in excess of $30,000; or

  (m) agree in writing or otherwise to do any of the foregoing.

  SECTION 5.03. Affirmative and Negative Covenants of Key.

  (a) Key hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this

Agreement or consented to in writing by Columbus, Key will and will cause its subsidiaries to:

    (i) operate its business in all material respects in the usual and ordinary course consistent with past practices;

    (ii) use all reasonable efforts to preserve substantially intact its business organization, maintain its material rights and franchises, retain the services of its respective officers and key employees and maintain its relationships with its material customers and suppliers;

    (iii) maintain and keep its material properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice; and

    (iv) use all reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained.

  (b) Except as expressly contemplated by this Agreement or otherwise consented to in writing by Columbus, from the date of this Agreement until the Effective Time, Key will not do, and will not permit any of its subsidiaries to do, any of the following:

    (i) knowingly take any action which would result in a failure to maintain the trading of the Key Common Stock on the New York Stock Exchange;

    (ii) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock, except for dividends by a wholly owned subsidiary of Key to Key or another wholly owned subsidiary of Key, or redeem any stock of Key, except for open market purchases from non-affiliates;

    (iii) adopt or propose to adopt any amendments to its charter or bylaws, which would have an adverse impact on the consummation of the transactions contemplated by this Agreement; or

    (iv) agree in writing or otherwise to do any of the foregoing.

  SECTION 5.04. Access and Information.

  (a) Columbus shall, and shall cause its subsidiaries to (i) afford to Key and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, the "Key Representatives") reasonable access at reasonable times, upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of Columbus and its subsidiaries and to the books and records thereof and (ii) furnish promptly to Key and the Key Representatives such information concerning the business, properties, contracts, records and personnel of Columbus and its subsidiaries (including, without limitation, financial, operating and other data and information) as may be reasonably requested, from time to time, by Key.

  (b) Key shall, and shall cause its subsidiaries to (i) afford to Columbus and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, the "Columbus Representatives") reasonable access at reasonable times, upon reasonable prior notice, to the officers, employees, accountants, agents, properties, offices and other facilities of Key and its subsidiaries and to the books and records thereof and
(ii) furnish promptly to Columbus and the Columbus Representatives such information concerning the business, properties, contracts, records and personnel of Key and its subsidiaries (including, without limitation, financial, operating and other data and information) as may be reasonably requested, from time to time, by Columbus.

  (c) Notwithstanding the foregoing provisions of this Section 5.04, neither party shall be required to grant access or furnish information to the other party to the extent that such access or the furnishing of such information is prohibited by law. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are herein contained and each such representation and warranty shall survive such investigation.

  (d) The information received pursuant to Section 5.04 (a) and (b) shall be deemed to be "Confidential Information" for purposes of the Confidentiality Agreements.

                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

  SECTION 6.01. Meeting of Stockholders. Columbus shall, promptly after the date of this Agreement, take all actions necessary in accordance with Colorado Law and its charter and bylaws to convene a special meeting of Columbus' stockholders to act on this Agreement (the "Columbus Stockholders Meeting"), and Columbus shall consult with Key in connection therewith. Columbus shall use its best efforts to solicit from stockholders of Columbus proxies in favor of the approval and adoption of this Agreement and to secure the vote of stockholders required by Colorado Law and its charter and bylaws to approve and adopt this Agreement, unless otherwise necessary due to the applicable fiduciary duties of the directors of Columbus, as determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel (who may be Columbus' regularly engaged independent legal counsel).

  SECTION 6.02. Registration Statement; Proxy Statements.

  (a) As promptly as practicable after the execution of this Agreement, Key shall prepare and file with the SEC a registration statement on Form S-4 (such registration statement, together with any amendments thereof or supplements thereto, being the "Registration Statement"), containing a proxy statement/prospectus for stockholders of Columbus (the "Columbus Proxy Statement/Prospectus"), in connection with the registration under the Securities Act of the offer and sale of Key Common Stock to be issued in the Merger and the other transactions contemplated by this Agreement. As promptly as practicable after the execution of this Agreement, Columbus shall prepare and file with the SEC a proxy statement that will be the same as the Columbus Proxy Statement/Prospectus, and a form of proxy, in connection with the vote of Columbus' stockholders with respect to the Merger (such proxy statement and form of proxy, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to Columbus' stockholders, being the "Columbus Proxy Statement"). Each of Key and Columbus will use its best efforts to cause the Registration Statement to be declared effective as promptly as practicable, and shall take any action required to be taken under any applicable federal or state securities laws in connection with the issuance of shares of Key Common Stock in the Merger. Each of Key and Columbus shall furnish to the other all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions. As promptly as practicable after the Registration Statement shall have been declared effective, Columbus shall mail the Columbus Proxy Statement to its stockholders entitled to notice of and to vote at the Columbus Stockholders Meeting. The Columbus Proxy Statement shall include the recommendation of Columbus' Board of Directors in favor of the Merger and adoption of this Agreement, unless otherwise necessary due to the applicable fiduciary duties of the directors of Columbus, as determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel (who may be Columbus' regularly engaged independent legal counsel).

  (b) The information supplied by Columbus for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Columbus for inclusion in the Columbus Proxy Statement to be sent to the stockholders of Columbus in connection with the Columbus Stockholders Meeting shall not, at the date the Columbus Proxy Statement (or any supplement thereto) is first mailed to stockholders, at the time of the Columbus Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Columbus or any of its affiliates, or its or their respective officers or directors, should be discovered by Columbus that should be set forth in an amendment to the Registration Statement or a supplement to the Columbus Proxy Statement, Columbus shall promptly inform Key thereof in writing. All documents that Columbus is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

  (c) The information supplied by Key for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Key for inclusion in the Columbus Proxy Statement to be sent to the stockholders of Columbus in connection with the Columbus Stockholders Meeting shall not, at the date the Columbus Proxy Statement (or any supplement thereto) is first mailed to stockholders, at the time of the Columbus Stockholders Meeting or at the Effective Time shall not, at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Key or any of its affiliates, or to their respective officers or directors, should be discovered by Key that should be set forth in an amendment to the Registration Statement or a supplement to the Columbus Proxy Statement, Key shall promptly inform Columbus thereof in writing. All documents that Key is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

  SECTION 6.03. Appropriate Action; Consents; Filings.

  (a) Columbus and Key shall each use, and shall cause each of their respective subsidiaries to use, all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Key or Columbus or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the Merger, (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act (in the case of Key) and the Exchange Act and the rules and regulations thereunder, and any other applicable federal or state securities laws, and (B) any other applicable Law; provided that Key and Columbus shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the nonfiling party and its advisors prior to filings and, if requested, shall accept all reasonable additions, deletions or changes suggested in connection therewith. Columbus and Key shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Columbus Proxy Statement or the Registration Statement) in connection with the transactions contemplated by this Agreement.

  (b) Key and Columbus agree to cooperate with respect to, and shall cause each of their respective subsidiaries to cooperate with respect to, and agree to use all reasonable efforts vigorously to contest and resist, any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Order") of any Governmental Entity that is in effect and that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action. Each of Key and Columbus also agree to take any and all actions, including, without limitation, the disposition of assets or the withdrawal from doing business in particular jurisdictions, required by regulatory authorities as a condition to the granting of any approvals required in order to permit the consummation of the Merger or as may be required to avoid, lift, vacate or reverse any legislative or judicial action which would otherwise cause any condition to Closing not to be satisfied; provided, however, that in no event shall either party take, or be required to take, any action that would or could reasonably be expected to have a Key Material Adverse Effect, and Columbus shall not be required to take any action which would be consummated prior to the Effective Time and which would or could reasonably be expected to have a Columbus Material Adverse Effect .

  (c) (i) Each of Columbus and Key shall give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, all reasonable efforts to obtain any third party consents (A) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (B) otherwise required under any contracts, licenses, leases or other agreements in connection with the consummation of the transactions contemplated hereby or (C) required to prevent a Columbus Material Adverse Effect from occurring prior to the Effective Time or a Key Material Adverse Effect from occurring after the Effective Time.

    (ii) In the event that any party shall fail to obtain any third party consent described in subsection (c)(i) above, such party shall use all reasonable efforts, and shall take any such actions reasonably requested by the other parties, to limit the adverse effect upon Columbus and Key, their respective subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

  (d) Each of Key and Columbus shall promptly notify the other of (w) any material change in its business, financial condition or results of operations,
(x) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Entities with respect to its business or the transactions contemplated hereby, (y) the institution or the threat of material litigation involving it or any of its subsidiaries or (z) any event or condition that might reasonably be expected to cause any of its representations, warranties, covenants or agreements set forth herein not to be true and correct at the Effective Time. As used in the preceding sentence, "material litigation" means any case, arbitration or adversary proceeding or other matter which would have been required to be disclosed on the Columbus Disclosure Schedule pursuant to Section 3.09 or the Key Disclosure Schedule pursuant to Section 4.09, as the case may be, if in existence on the date hereof, or in respect of which the legal fees and other costs to Columbus or Key (or their respective subsidiaries), as the case may be, might reasonably be expected to exceed $100,000 over the life of the matter.

  SECTION 6.04. Affiliates; Tax Treatment.

  (a) Columbus shall use all reasonable efforts to cooperate with Key in complying with Rule 145 under the Securities Act.

  (b) Key shall not be required to maintain the effectiveness of the Registration Statement for the purpose of resale by stockholders of Columbus who may be affiliates of Columbus or Key pursuant to Rule 145 under the Securities Act.

  (c) Each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not take, and shall use all reasonable efforts to prevent any affiliate of such party from taking, any actions that could prevent the Merger from qualifying, as a reorganization under the provisions of section 368(a) of the Code.

  SECTION 6.05. Public Announcements. Key and Columbus shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and, except as required by law, shall not issue any such press release or make any such public statement prior to such consultation. The joint press release of Key and Columbus announcing the execution and delivery of this Agreement is attached as Exhibit A.

  SECTION 6.06. New York Stock Exchange Listing. Key shall use all reasonable efforts to cause the shares of Key Common Stock to be issued in the Merger to be approved for listing (subject to official notice of issuance) on the New York Stock Exchange prior to the Effective Time.

  SECTION 6.07. Employees and Employee Benefits.

  (a) Employees. Prior to the Effective Time, Key shall notify Columbus of the employees of Columbus who are employed by Columbus immediately before the Effective Time that Key desires to retain after the Effective Time (the "Columbus Employees"). Key agrees that the Columbus Employees will participate in the Key Benefit Plans according to this Section 6.07 and the terms and conditions of the Key Benefit Plans; provided however, that Key and Merger agree to honor, and to cause the Surviving Corporation to honor, all severance agreements or other agreements, contracts, plans, programs, policies, or arrangements for the payment of severance or other benefits upon consummation of a change of control or other business combination involving Columbus in existence as of the date hereof and further provided, however, that if Key offers employment to a Columbus Employee with the same salary, duties and location for a period longer than one year after the Effective Time, no severance payments shall be due to such Columbus Employees and Columbus shall amend such plans before the Effective Time to the extent necessary to so provide. Key and Merger Sub acknowledge that all payments due upon consummation of the Merger under any such agreements, contracts, plans, programs, policies or arrangements shall be made on the date of termination of employment.

  (b) Employee Stock Purchase Plan. Columbus shall take such action as is necessary to terminate the Columbus 1993 Employee Stock Purchase Plan and any other employee stock purchase plan of Columbus or any subsidiary of Columbus (the "Employee Stock Purchase Plan") prior to the Effective Time (the "Termination Date") provided that the termination shall be conditioned on the consummation of the Merger. On the Termination Date, Columbus shall refund the funds credited on such date under each Employee Stock Purchase Plan in each participant's account to each Participant in accordance with the terms of the Employee Stock Purchase Plan.

  (c) 401(k) Plan. After the Effective Time, the Columbus Employees shall participate in the Key 401(k) Plan according to the terms of the Key 401(k) Plan. The Columbus Employees shall be credited with up to four years of their service with Columbus for purposes of participation and vesting in the Key 401(k) Plan. Individuals who terminated employment with Columbus prior to the Effective Time and who are hired by Columbus or Key after the Effective Time shall be treated as new employees and shall not receive credit for their prior service with Columbus for any purpose under the Key 401(k) Plan. Columbus shall take all steps necessary to terminate the Columbus 401(k) Plan immediately prior to the Effective Time.

  (d) Group Health Plan coverage. The Columbus Employees and their dependents will be offered group health plan coverage under Key's group health plan effective the day after the Effective Time. Such coverage shall not exclude any pre-existing conditions. Any Columbus Employees and dependents who are covered under the Key group health plan and who terminate employment with Key or Columbus after the Effective Time shall be offered COBRA continuation coverage under the Key group health plan.

  Columbus employees who were covered under the Columbus group health plan immediately before the Effective Time and who are terminated at the Effective Time shall be offered COBRA continuation coverage under the Key group health plan. Former employees of Columbus or dependents thereof, who were receiving COBRA continuation coverage under the Columbus group health plan as of the Effective Time will be eligible to elect, pursuant to COBRA, to continue coverage under Key's group health plan for the remainder of the COBRA continuation period at such former employee's or dependent's sole expense. Further, if such persons, and dependents thereof, elect COBRA continuation coverage under Key's group health plan, such persons will not be subject to any pre-existing condition limitation under Key's group health plan. All such persons, as of the date of this Agreement, are listed on Schedule 6.07(d).

  (e) Incentive Compensation Plan. Prior to the Effective Date, Columbus shall take all action necessary to terminate the Incentive Compensation Plan; provided that the termination shall be conditioned on the consummation of the Merger.

  (f) Other Benefits. Effective the day after the Effective Time, the Columbus Employees shall participate in the Key Benefit Plans (other than the Key group health plan, which is covered in subsection 6.07(d) above, and the Key 401(k) Plan, which is covered in subsection 6.07(c) above) according to the terms and conditions of each such Key Benefit Plan. The Columbus Employees shall receive credit for their service with Columbus for all purposes under such plans (except as provided otherwise in subsections 6.07(c) and (d)). Columbus employees who accept an offer of employment with Key after the Effective Time shall be eligible to participate in all Key Benefit Plans (including those implemented following the Effective Time) according to the terms and conditions of each such Key Benefit Plan. All Columbus employees who accept an offer of employment with Key after the Effective Time shall receive credit for prior service with Columbus as follows: the lesser of actual years of service or an amount equal to the period of time between January 1, 1993 and the Effective Time for purposes of participation and vesting in all of the Key Benefit Plans, except as provided otherwise in subsections 6.07(c) and (d).

  SECTION 6.08. Merger Sub. Prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than a de minimis amount of cash paid to Merger Sub for the issuance of its stock to Key) or liabilities.

  SECTION 6.09. Indemnification. (a) From and after the Effective Time, Columbus shall, and, if applicable, Key shall cause Columbus to, indemnify and hold harmless, and provide advancement of expenses to, to the fullest extent permitted under applicable law, each person who is a current or former officer or director of Columbus or any of its Subsidiaries (each, and "Indemnified Party") against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions occurred prior to or as of the Effective Time. Key shall have the option to control any such claim, action, suit, proceeding or investigation; and shall have the option to choose counsel to represent the Indemnified Party after discussion with the Indemnified Party.

         (b) Key agrees that the provisions of Columbus' Restated Articles of Incorporation and By-laws in effect as of the date of this Agreement affecting the Indemnified Parties' rights to indemnification, limitation of liability and advancement of expenses shall survive the consummation of the Merger and shall continue in full force and effect, without any amendment thereto (unless required by law), for a period of six years from the Effective Time.

         (c) The provisions of this Section 6.09 are intended to be for the benefit of, and shall by enforceable by, each of the Indemnified Parties, their heirs and their representatives, and no amendment or waiver under this Agreement will have any effect on the rights of the Indemnified Parties.

  SECTION 6.10. Arthur Andersen Opinion Update. At any time up to 10 days prior to the date of the Columbus Stockholders Meeting, either Columbus or Key may request that Arthur Andersen LLP deliver its written opinion updated to the date of the Columbus Stockholders Meeting, to the effect that, subject to the qualifications and limitations contained therein, as of such date, the Merger Consideration is fair from a financial point of view to the holders of shares of Columbus Common Stock (other than the Key Companies). Columbus shall pay the fee associated with such update.

  SECTION 6.11. Section 16(b). Key and Columbus shall use their reasonable best efforts to cause the transactions contemplated hereby and any other dispositions of equity securities of Columbus (including derivative securities) or acquisitions of Key equity securities in connection with this Agreement by each individual who (a) is a director or officer of Columbus or (b) at the Effective Time, will become a director or officer of Key, to be exempt under Rule 16b-3 promulgated under the Exchange Act.


                                   ARTICLE VII

                               CLOSING CONDITIONS

  SECTION 7.01. Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by the parties hereto, in whole or in part, to the extent permitted by applicable law:

    (a) Effectiveness of the Registration Statement; Blue Sky. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC. Key shall have received all Blue Sky permits and other authorizations necessary to consummate the transactions contemplated by this Agreement.

    (b) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of Columbus.

    (c) No Order. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

  SECTION 7.02. Additional Conditions to Obligations of the Key Companies. The obligations of the Key Companies to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by Key, in whole or in part, to the extent permitted by applicable law:

    (a) Representations and Warranties. Each of the representations and warranties of Columbus contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date). The Key Companies shall have received a certificate of the President and the Chief Financial Officer of Columbus, dated the Closing Date, to such effect.

    (b) Agreements and Covenants. Columbus shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Key Companies shall have received a certificate of the President and the Chief Financial Officer of Columbus, dated the Closing Date, to that effect.

    (c) Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business, financial condition or results of operations of Columbus or any of its subsidiaries having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations or business of Columbus and its subsidiaries, taken as a whole, except as to changes in general economic conditions that affect each of Key and Columbus substantially equally. The Key Companies shall have received a certificate of the President and the Chief Financial Officer of Columbus, dated the Closing Date, to such effect.

    (d) Absence of Regulatory Conditions. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity in connection with the grant of a regulatory approval necessary, in the reasonable business judgment of Key, to the continuing operation of the business of Columbus, which imposes any condition or restriction upon the Key Companies or the business or operations of Columbus which, in the reasonable business judgment of Key, would be materially burdensome in the context of the transactions contemplated by this Agreement.

    (e) Tax Opinion. Prior to the effective date of the Registration Statement, Sherman & Howard L.L.C. shall have delivered its written opinion to Key, in form and substance reasonably satisfactory to Key, to the effect that: (i) the Merger will constitute a reorganization within the meaning of section 368(a) of the Code; (ii) Key, Merger Sub and Columbus will each be a party to that reorganization within the meaning of section 368(b) of the Code; (iii) Key, Merger Sub and Columbus will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger; and (iv) the Federal Income Tax Consequences section of the Proxy Statement (which constitutes the prospectus included in the Registration Statement) describes the material income tax consequences to Key, Columbus and the Columbus stockholders from the Merger Transaction and fairly represents such counsel's opinion as to the federal income tax matters discussed therein. Such firm shall have consented to the filing of such opinion as an exhibit to the Registration Statement and to the reference to such firm in the Registration Statement and such tax opinion shall not have been withdrawn or modified in any material respect prior to the Closing Date.

    (f) Nonforeign Status. Columbus shall have delivered to Key at closing such certificates and affidavits under Section 1445 of the Code as may be requested by Key in a form satisfactory to Key.

  SECTION 7.03. Additional Conditions to Obligations of Columbus. The obligations of Columbus to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by Columbus, in whole or in part, to the extent permitted by applicable law:

    (a) Representations and Warranties. Each of the representations and warranties of the Key Companies contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date). Columbus shall have received a certificate of the President and the Chief Financial Officer of each of the Key Companies, dated the Closing Date, to such effect.

    (b) Agreements and Covenants. The Key Companies shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date. Columbus shall have received a certificate of the President and the Chief Financial Officer of each of the Key Companies, dated the Closing Date, to that effect.

    (c) Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business, financial condition or results of operations of Key or any of its subsidiaries having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations or business of Key and its subsidiaries, taken as a whole. Columbus shall have received a certificate of the President and the Chief Financial Officer of each of the Key Companies, dated the Closing Date, to such effect.

    (d) Absence of Regulatory Conditions. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity in connection with the grant of a regulatory approval necessary, in the reasonable business judgment of Columbus, to the continuing operation of the business of Key, which imposes any condition or restriction upon Key or the business or operations of Key which, in the reasonable business judgment of Columbus, would be materially burdensome in the context of the transactions contemplated by this Agreement.

    (e) New York Stock Exchange Listing. The shares of Key Common Stock to be issued in the Merger shall have been approved for listing (subject to official notice of issuance) on the New York Stock Exchange.

                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER

  SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of Columbus:

    (a) by mutual consent of Key and Columbus;

    (b) by Key, upon a material breach of any representation, warranty, covenant or agreement on the part of Columbus set forth in this Agreement, or if any representation or warranty of Columbus shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) or Section 7.02(b) of this Agreement, as the case may be, would be incapable of being satisfied by December 31, 2000 (or as otherwise extended as described in Section 8.01(e)); provided, that in any case, a wilful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 8.01(b);

    (c) by Columbus, upon a material breach of any representation, warranty, covenant or agreement on the part of the Key Companies set forth in this Agreement, or if any representation or warranty of the Key Companies shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) or Section 7.03(b) of this Agreement, as the case may be, would be incapable of being satisfied by December 31, 2000 (or as otherwise extended as described in Section 8.01(e)); provided, that in any case, a wilful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 8.01(c);

    (d) by either Key or Columbus, if there shall be any Order which is final and nonappealable preventing the consummation of the Merger, except if the party relying on such Order to terminate this Agreement has not complied with its obligations under Section 6.03(b) of this Agreement;

    (e) by either Key or Columbus, if the Merger shall not have been consummated before December 31, 2000; provided, however, that this Agreement may be extended by written notice of either Key or Columbus to a date not later than March 31, 2001, if the Merger shall not have been consummated as a direct result of Columbus or the Key Companies having failed by December 31, 2000 to receive all required regulatory approvals or regulatory consents with respect to the Merger;

    (f) by either Key or Columbus, if this Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of Columbus at the Columbus Stockholders Meeting;

    (g) by Key, if (i) the Board of Directors of Columbus withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Key or shall have resolved to do any of the foregoing; (ii) the Board of Directors of Columbus shall have recommended to the stockholders of Columbus any Competing Transaction or shall have resolved to do so; (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Columbus is commenced, and the Board of Directors of Columbus does not recommend that stockholders not tender their shares into such tender or exchange offer or;
(iv) any person (other than Key or an affiliate thereof, or any stockholder of Columbus as of the date of this Agreement) shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder), shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of capital stock of Columbus; or

    (h) by either Key or Columbus, if the Board of Directors of Columbus (x) fails to make or withdraws its recommendation referred to in Section 6.02(a) if there exists at such time a Competing Transaction (as defined in Section 5.02(g)), or (y) recommends to Columbus' stockholders approval or acceptance of a Competing Transaction.

    (i) by Columbus, if Arthur Andersen LLP is requested under Section 6.10 and fails to deliver its written opinion updated as of the date of the Columbus Stockholders Meeting, to the effect that, subject to the qualifications and limitations contained therein, as of such date, the Merger Consideration is fair from a financial point of view to the holders of shares of Columbus Common Stock (other than the Key Companies).

  The right of any party hereto to terminate this Agreement pursuant to this
Section 8.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

  SECTION 8.02. Effect of Termination. Except as provided in Section 8.05 or
Section 9.01 of this Agreement, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability on the part of the Key Companies or Columbus to the other and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party of any liability for (i) any breach of such party's covenants or agreements contained in this Agreement, or (ii) any willful breach of such party's representations or warranties contained in this Agreement.

  SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of Columbus, (i) no amendment, which under applicable law may not be made without the approval of the stockholders of Columbus, may be made without such approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

  SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. For purposes of this Section 8.04, the Key Companies as a group shall be deemed to be one party.

  SECTION 8.05. Fees, Expenses and Other Payments.

  (a) Except as provided in Section 8.05(c) and (d) of this Agreement, all Expenses (as defined in paragraph (b) of this Section 8.05) incurred by the parties hereto shall be borne solely and entirely by the party that has incurred such Expenses; provided, however, that the allocable share of the Key Companies as a group and Columbus for (i) all Expenses paid to financial printers for printing, filing and mailing the Registration Statement and the Columbus Proxy Statement and (ii) all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Columbus Proxy Statement shall be one-third by Columbus and two-thirds by Key; and provided further that Key may, at its option, pay any Expenses of Columbus, and Key shall pay all SEC filing fees.

  (b) "Expenses" as used in this Agreement shall include all reasonable out-of-pocket third party expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement and the Columbus Proxy Statement, the solicitation of stockholder approvals and all other matters related to the consummation of the transactions contemplated hereby.

  (c) Columbus agrees that if this Agreement is terminated pursuant to:

    (i) Section 8.01(b) and (x) such termination is the result of a willful breach of any representation, warranty, covenant or agreement of Columbus contained herein, (y) at any time within the period commencing on the date of this Agreement through the date of termination of this Agreement Columbus shall have initiated, solicited or encouraged (including by way of furnishing information or assistance), or taken any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Competing Transaction, or entered into discussions or negotiated with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agreed to or endorsed any Competing Transaction, or authorized or permitted any of the officers, directors or employees of Columbus or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by Columbus or any of Columbus' subsidiaries to take any such action, and (z) within twelve months after the date of termination of this Agreement, and with respect to any person or group with whom the contacts or negotiations referred to in clause (y) have occurred, a Business Combination (as defined in Section 8.05(e)) shall have occurred or Columbus shall have entered into a definitive agreement providing for a Business Combination; or

    (ii) Section 8.01(f) because this Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of Columbus at the Columbus Stockholders Meeting and at the time of such meeting there shall exist a Competing Transaction; or

    (iii) Section 8.01(g), (h)or (i) and at the time of the termination there shall exist a Competing Transaction;

then Columbus shall pay to Key an amount equal to $1,000,000, which amount is inclusive of all of Key's Expenses.

  (d) Columbus agrees that if this Agreement is terminated pursuant to:

         (i) Section 8.01(f) because this Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of Columbus at the Columbus Stockholders Meeting and at the time of such meeting there shall not exist a Competing Transaction; or

         (ii) Section 8.01(i) because Arthur Andersen LLP would not deliver its written opinion updated to the date of the Columbus Stockholders Meeting opining that the Merger Consideration is fair from a financial point of view as of such date and at such time there shall not exist a Competing Transaction;

then Columbus shall pay to Key an amount equal to Key's Expenses.

  (e) Key agrees that if this Agreement is terminated pursuant to Section 8.01(c) and such termination is the result of a willful breach of any representation, warranty, covenant or agreement of Key contained herein, then Key shall pay to Columbus an amount equal to $1,000,000, which amount is inclusive of all of Columbus' Expenses.

  (f) Any payment required to be made pursuant to Section 8.05(c) or (d) of this Agreement shall be made as promptly as practicable but not later than ten business days after termination of this Agreement, and shall be made by wire transfer of immediately available funds to an account designated by the recipient, except that any payment to be made as the result of an event described in Section 8.05(c)(i) shall be made as promptly as practicable but not later than ten business days after the occurrence of the Business Combination or the execution of the definitive agreement providing for a Business Combination.

  (g) For purposes of this Section 8.05, the term "Business Combination" means
(i) a merger, consolidation, share exchange, business combination or similar transaction involving Columbus, (ii) a sale, lease, exchange, transfer or other disposition of 20% or more of the assets of Columbus and its subsidiaries, taken as a whole, in a single transaction or a series of transactions, or (iii) the acquisition, by a person (other than Key or any affiliate thereof) or group (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 20% or more of the Columbus Common Stock whether by tender or exchange offer or otherwise.

                                   ARTICLE IX

                               GENERAL PROVISIONS

  SECTION 9.01. Effectiveness of Representations, Warranties and Agreements.

  (a) Except as set forth in Section 9.01(b) of this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

  (b) The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Articles I and II and IX and Sections 6.07 and 6.09 shall survive the Effective Time and those set forth in

Sections 5.04(d), 8.02 and 8.05 and Article IX hereof shall survive termination. Nothing herein shall be construed to cause the Confidentiality Agreements to terminate upon the termination of this Agreement pursuant to Article VIII.

  SECTION 9.02. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

    (a) If to any of the Key Companies, to:

              Key Production Company, Inc.
              707 Seventeenth Street
              Suite 3300
              Denver, Colorado  80202-3404
              Attention: Monroe W. Robertson
              Telecopier No.: (303) 295-3494
    with a copy to:

              Holme Roberts & Owen LLP
              1700 Lincoln Street, Suite 4100
              Denver, Colorado       80203
              Attention: Nick Nimmo
              Telecopier No.: (303) 866-0200

    (b) If to Columbus, to:

               1660 Lincoln St., Suite 2400
               Denver, CO  80264
              Attention: President
              Telecopier No.: (303) 831-0135

    with a copy to:

              Sherman & Howard L.L.C.
              633 17th Street, Suite 3000
              Denver, Colorado 80202
              Attention: James F. Wood
              Telecopier No.: (303) 298-0940

  SECTION 9.03. Certain Definitions. For the purposes of this Agreement, the term:

    (a) "affiliate" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

    (b) a person shall be deemed a "beneficial owner" of or to have "beneficial ownership" of Columbus Common Stock or Key Common Stock, as the case may be, in accordance with the interpretation of the term "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act, as in effect on the date hereof; provided that a person shall be deemed to be the beneficial owner of, and to have beneficial ownership of, Columbus Common Stock or Key Common Stock, as the case may be, that such person or any affiliate of such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise.

    (c) "business day" means any day other than a day on which banks in the State of New York are authorized or obligated to be closed;

    (d) "control" (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise;

    (e) "knowledge" or "known" shall mean, with respect to any matter in question, if an executive officer of Columbus or Key, as the case may be, has actual knowledge of such matter, and, with respect to Section 3.14, if Michael
M. Logan has actual knowledge of such matter;

    (f) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act);

    (g) "Significant Subsidiary" means any subsidiary of Columbus or Key, as the case may be, that would constitute a Significant Subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X of the SEC; and

    (h) "subsidiary" or "subsidiaries" of Columbus, Key, the Surviving Corporation or any other person, means any corporation, partnership, joint venture or other legal entity of which Columbus, Key, the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

  SECTION 9.04. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Section references herein are, unless the context otherwise requires, references to sections of this Agreement.

  SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

  SECTION 9.06. Entire Agreement. This Agreement (together with the Exhibits, the Columbus Disclosure Schedule and the Key Disclosure Schedule) and the Confidentiality Agreements constitute the entire agreement of the parties, and supersede all prior agreements and undertakings, both written and oral, among the parties or between any of them, with respect to the subject matter hereof.

  SECTION 9.07. Assignment. This Agreement shall not be assigned by operation of law or otherwise.

  SECTION 9.08. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied (other than as contemplated by Section 6.07 and Section 6.09), is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

  SECTION 9.09. Specific Performance The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

  SECTION 9.10. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

  SECTION 9.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

  SECTION 9.12. Counterparts. This Agreement may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

KEY PRODUCTION COMPANY, INC.


By:      /s/
         Monroe W. Robertson
         President and Chief
         Operating Officer

KEY ACQUISITION TWO, INC.


         By:  /s/
         Monroe W. Robertson
         President

COLUMBUS ENERGY CORP.


         By:  /s/
         Harry A. Trueblood, Jr.,
         Chairman of the Board, President, and
         Chief Executive Officer

ANNEX B

     ARTHUR ANDERSEN GLOBAL ENERGY CORPORATE FINANCE GROUP FAIRNESS OPINION
                      TO THE BOARD OF DIRECTORS OF COLUMBUS



August 28, 2000

Board of Directors
Columbus Energy Corp.
1660 Lincoln Street, Suite 2400
Denver, Colorado 80264

Members of the Board:

You have asked us to advise you with respect to the fairness from a financial point of view to the stockholders of Columbus Energy Corp. (the "Company") of the Exchange Ratio pursuant to the terms of the Merger Agreement, dated as of August 28, 2000 (the "Merger Agreement"), among the Company and Key Production Company, Inc. (the "Acquiror"). The Merger, as proposed, generally provides for the Company's stock to be converted into the right to receive 0.355 shares of Acquiror common stock.

In connection with our analysis, we have been furnished certain documents and other information concerning the Company and the Acquiror as we requested. We have performed such due diligence, studies, analyses and inquiries as we considered appropriate. Among other items we have considered, we have:

1) read certain publicly available business and financial information relating to the Company and the Acquiror for recent years and interim periods to date;

2) read the Company's and Acquiror's internally prepared two-year Financial Forecasts (2000-2001), prepared by management of the Company and Acquiror;

3) read Acquiror's internally prepared reserve report dated July 1, 2000 and the Company's reserve report dated July 1, 2000 as prepared by outside petroleum engineering consultants retained by the Company;

4) considered certain financial and stock market data of the Company and Acquiror and compared that data with similar data for certain other companies, the securities of which are publicly traded, which we believe may be similar or comparable to the Company and Acquiror;

5) considered the financial terms and related stock market data of certain recent acquisition or business combination transactions in the oil and gas industry;

6) compared the estimated net asset value of the Company and Acquiror based on estimated values of certain relevant assets and liabilities;

7) considered the Company and Acquiror on a pro forma, combined basis in order to estimate accretion to earnings and cash flow per share, and the effects of general and administrative savings and a change in accounting method (depreciation);

8) compared certain operational and financial contributions of the Company and Acquiror to a combined entity;

9) held meetings and discussions with management, senior personnel to discuss the business operations, assets, historical financial results and future prospects of the Company and Acquiror; and

10) conducted such other studies, analysis, inquiries and investigations, as we deemed appropriate.

In our analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to us or publicly available, and we have not assumed any responsibility for the independent verification of such information. We have further relied upon the assurances of management of the Company and the Acquiror that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have assumed that the financial forecasts and projections provided to us by the Company and Acquiror were prepared in good faith and on basis reflecting the best currently available judgments and estimates of the Company's management. In addition, we have not conducted a physical inspection of the properties or facilities of the Company or Acquiror and have not made or obtained an independent valuation or appraisal of the assets or liabilities of the Company or Acquiror. We express no view whatever as to the federal, state or local tax consequences of the Merger.

Our services to the Company in connection with the Merger have been comprised solely of financial advisory services and not accounting, audit or tax services. Without limiting the foregoing, our services with respect to the Merger do not constitute, nor should they be construed to constitute in any way, a review or audit of or any other procedures with respect to any financial information nor should such services be relied upon by any person to disclose weaknesses in internal controls, financial statement errors or irregularities, or illegal acts or omissions of any person affiliated with the Merger. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. We shall have no obligation to update this Opinion unless requested by you in writing to do so and expressly disclaim any responsibility to do so in the absence of any such request. Our opinion does not address nor shall it be construed to address the underlying business decision to effect the Merger.

We have acted as financial advisor to the Company in connection with the proposed Merger and will receive a fee for such services on the basis described in our letter dated February 22, 2000. We have performed various auditing, accounting and tax services for the Company and/or Acquiror in the past and have received customary fees for the rendering of such services. We currently provide various auditing, accounting and tax services for Acquiror.

This letter does not constitute a recommendation to any stockholder with respect to whether to vote in favor of the Merger or take any other action in connection with the Merger or otherwise, and should not be relied upon by any stockholder as such. We are not expressing any view as to the price or trading range of which the shares to be issued in connection with the Merger may be sold or traded.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the stockholders of the Company.

Very truly yours,

/s/ ARTHUR ANDERSEN GLOBAL ENERGY CORPORATE FINANCE GROUP

                              COLUMBUS ENERGY CORP.

                                      PROXY
                              COLUMBUS ENERGY CORP.
               PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Columbus Energy Corp., a Colorado corporation, hereby nominates and appoints J. Samuel Butler or Jerol M. Sonosky, with full power of substitution, as true and lawful agent and proxy to represent the undersigned and vote all shares of stock of Columbus Energy Corp. owned by the undersigned in all matters coming before the Special Meeting of Shareholders (or any adjournment thereof) of Columbus Energy Corp. to be held at the Wells Fargo Bank Building Forum Room, Main Floor, 1740 Broadway, Denver Colorado. The Board of Directors recommends a vote "FOR" the matters set forth on the reverse side.

SEE REVERSE      CONTINUED AND TO BE SIGNED ON REVERSE SIDE          SEE REVERSE
SIDE                                                                    SIDE

DETACH HERE
-------------------------------
 /X/  PLEASE MARK
  VOTES AS IN THIS
  EXAMPLE.


WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER SPECIFIED BELOW BY THE SHAREHOLDER. TO THE EXTENT CONTRARY SPECIFICATIONS ARE NOT GIVEN, THIS PROXY WILL BE VOTED "FOR" THE MATTER LISTED BELOW.


         Approve the merger agreement among Key Production Company, Inc., a wholly owned subsidiary of Key and Columbus Energy Corp. and the merger of the subsidiary into Columbus pursuant to which each share of Columbus common stock will be converted into 0.355 shares of Key common stock.



                                              FOR        AGAINST       ABSTAIN
                                              / /          / /            / /


This proxy also grants authority for the proxies to vote in their discretion with respect to any other matters that may come before the meeting or any adjournment thereof, including matters incident to its conduct.



MARK HERE IF YOU PLAN TO ATTEND THE MEETING  / /


MARK HERE FOR ADDRESS CHANGE AND NOTE AT  LEFT / /


Please sign exactly as your name appears at left, indicating your official position or representative capacity, if applicable. If shares are held jointly, each owner should sign.

Signature:                                           Date
          -------------------------------------------    -----------------------


                Signature:                           Date
                          ---------------------------    -----------------------

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Except to the extent indicated below, there is no charter provision, by-law, contract, arrangement or statute under which any director or officer of Registrant is insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such.

         Under Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation), brought against them by reason of the fact that they were or are such directors, officers, employees or agents, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding. Article 6 of Key Production's Bylaws provides for indemnification of each person who is or was or is threatened to be made a party to any threatened, pending or completed civil, administrative, criminal, arbitrative or investigative action, suit or proceeding because such person is or was a director, officer or employee of Key Production or is or was serving at the request of Key Production as a director, officer, partner, trustee, fiduciary, agent or employee of another corporation or of a partnership, joint venture, trust, employee benefit plan or other enterprise, against judgments, fines, penalties, amounts paid in settlement, reasonable expenses and other liabilities arising in connection with such action, suit or proceeding, to the fullest extent permitted by law.

         Key also maintains policies of directors and officers liability insurance.

         Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Article IV of the Key Production's Charter contains such a provision.

         The merger agreement dated August 28, 2000 between Registrant and Columbus Energy Corp., a Colorado corporation ("Columbus"), provides that for six years after the effective time, Registrant will indemnify and hold harmless each person who was a director or officer of Registrant or Columbus prior to the effective time from their acts or omissions in those capacities occurring prior to the effective time to the fullest extent permitted by applicable law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       (a) The following exhibits are filed herewith unless otherwise indicated:

EXHIBIT NO.       DESCRIPTION

  2.1 Agreement and Plan of Merger, dated as of August 28, 2000, by and among Registrant, Key Acquisition Two, Inc. and Columbus Energy Corp. (attached as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement)

 3.1 Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-4, registration no. 33-23533 filed with the SEC on August 5, 1988).

 3.2 Amendment to Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-4, registration no. 33-23533 filed with the SEC on August 5,
                    1988).

 3.3 Bylaws of the Registrant, as amended and restated on June 8, 1995 (incorporated by reference to Exhibit 3.3 to the Registrant's Form 10-Q for the quarter ended June 30, 1995, file no. 0-17162).

 4.1 Form of Common Stock Certificate (incorporated by reference to Exhibit 4.12 to the Registrant's Amendment No. 1 to Registration Statement on Form S-4, registration no. 33-23533 filed with the SEC on August 15, 1988).

4.4 Description of Capital Stock of Registrant. (incorporated by reference to Registrant's Form 8-A Registration Statement, File No. 000-11769)

5.1 Opinion of Holme Roberts & Owen LLP regarding the legality of the shares of Registrant common stock to be registered under this Registration Statement (contained in the first filing of this Registration Statement)

8.1 Opinion of Sherman & Howard L.L.C. regarding the United States federal income tax consequences of the merger

 23.1               Consent of Arthur Andersen LLP (Key accountants)

 23.2               Consent of PricewaterhouseCoopers LLP (Columbus accountants)

 23.3 Consent of Arthur Andersen Global Energy Corporate Finance Group (Columbus financial advisor)

 23.4 Consent of Reed W. Ferrill & Associates, Inc. (Columbus engineers)

 23.5               Consent of Ryder Scott Company, L.P. (Key engineers)

 23.6 Consent of Holme Roberts & Owen LLP (contained in its opinion in Exhibit 5.1)

 23.7 Consent of Sherman & Howard L.L.C. (contained in its opinion in Exhibit 8.1)

 24.1 Powers of Attorney of Registrant's Directors. Contained on the signature page of the first filing of this registration statement.


         Schedules are omitted because they either are not required or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

ITEM 22.  UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes:

         to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (I) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

         PROVIDED, HOWEVER, that paragraphs a(1)(i) and (a) (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered, which remain, unsold at the termination of the offering.

         (4) that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (5) that prior to any public re-offering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such re-offering prospectus will contain the information called for by this Form S-4 with respect to re- offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of this Form S-4;

         (6)      that every prospectus (i) that is filed pursuant to paragraph
                  (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (7) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

         (8) to respond to requests for information that are incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

         (9) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 13th day of November, 2000.

                  Key Production Company, Inc.

                  By: /s/ F.H. Merelli
                  --------------------------------------------
                  F.H. MERELLI
                  Chairman and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on the 13th day of November, 2000.

NAME AND SIGNATURE                          TITLE

         /s/ F.H. Merelli                   Chairman and Chief
---------------------------                 Executive Officer (Principal
         F.H. Merelli                       Executive Officer)

                  *                         Vice President and Chief Financial
---------------------------                 Officer(Principal Financial and
         Paul Korus                         Accounting Officer)



                  *                         Director
---------------------------
      Cortlandt S. Dietler

                  *                         Director
----------------------------
          L. Paul Teague


      * /s/ F.H. Merelli
--------------------------------------
F.H. Merelli, Attorney in Fact